Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A.
2nd Quarter 2019 Result

Itaú Unibanco Holding S.A. ("Company") announces to its stockholders and the market at large that the Complete Financial Statements for the six month period ended June 30, 2019 and the Management Discussion & Analysis for the 2nd quarter of 2019 are already available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Institutional Presentation of the 2nd quarter of 2019 **(Attachment 01)**;
- Presentation to be used at the conference call with the press on the quarterly result, to be held on July 30, 2019 at 8:30 am (Brasília official time) **(Attachment 02)**;
- Press release **(Attachment 03)**;
- Presentation to be used at public conference calls on the quarterly result, to be held on July 30, Tuesday, in English at 10:00 am (Brasília official time) and in Portuguese at 11:30 am (Brasília official time) **(Attachment 04)**.

The expectations presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

These disclosures strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.

São Paulo - SP, July 29, 2019.

Alexsandro Broedel
Group Executive Finance Director and Head of Investor Relations

fls.2 Attachment 01 fls.2 Attachment 01

2Q19 Macroeconomic Outlook2Q19 Macroeconomic Outlook

2Q19 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.2Q19 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Brazilian Economy and Banking Sector As of July 29, 2019Brazilian Economy and Banking Sector As of July 29, 2019

Macroeconomic Outlook [1]

	2013	2014	2015	2016	2017	2018	2019 [2]	2020 [2]
World Economy								
GDP - World	3.5%	3.6%	3.5%	3.3%	3.7%	3.7%	3.2%	3.1%
GDP - USA	1.8%	2.5%	2.9%	1.6%	2.2%	2.9%	2.4%	1.5%
GDP - Euro Zone	-0.2%	1.4%	2.0%	1.9%	2.5%	1.9%	1.0%	1.0%
GDP - China	7.9%	7.4%	7.0%	6.7%	6.8%	6.6%	6.2%	5.9%
Brazilian Economy								
GDP - Brazil	3.0%	0.5%	-3.5%	-3.3%	1.1%	1.1%	0.8%	1.7%
Interest Rate (End of Period SELIC)	10.00%	11.75%	14.25%	13.75%	7.00%	6.50%	5.00%	5.00%
Interest Rate (Annual Average SELIC)	8.44%	11.02%	13.58%	14.17%	9.92%	6.56%	6.00%	5.00%
Inflation (IPCA)	5.9%	6.4%	10.7%	6.3%	2.9%	3.7%	3.6%	3.6%
Inflation (IGP-M)	5.5%	3.7%	10.5%	7.2%	-0.5%	7.5%	6.1%	4.1%
FX Rate (R$ / US$, End of Period)	2.36	2.66	3.96	3.26	3.31	3.88	3.80	4.00
National Unemployment Rate [3] (Annual Average)	7.1%	6.8%	8.5%	11.5%	12.7%	12.3%	11.9%	11.7%
National Unemployment Rate [3] (End of Period)	6.8%	7.1%	9.6%	12.7%	12.5%	12.3%	11.8%	11.6%

(1) Source: Brazilian Central Bank, FGV, IBGE, IMF, and Haver. (2) Source: Itaú Unibanco Holding analysis. (3) Unemployment Rate measured by PNAD Contínua.

Itaú Unibanco Holding S.A.

page 4

1 Brazil | Macroeconomic Outlook GDP | % (YoY) GDP | QoQ (%) 7 5 1.6 3.2 3 0.7 0.5 0.5 0.4 1.2 0.3 0.3 1 0.1 0.1 0.0 0.5 -1 -0.1 -0.1 -0.2 -0.6 -0.7 -0.8 -0.8 -3 -5 -7 Mar-11 Mar-12 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17 Mar-18 Mar-19 EU USA Brazil Industrial Production 2 x Unemployment Inflation Breakdown (%) 20 18 11.8 16 14 12 10 92.0 8 6 5.0 4 3.6 3.1 2 0 Dec-11 Dec-12 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 (E) Dec-11 Dec-12 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 (E) IPCA 12 months IPCA regulated prices IPCA market prices 3 12 months 12 months Industrial production National Unemployment Rate (1) Source: IBGE, Haver and Itaú Unibanco analysis. (2) Index (Average 2012 = 100). Source: IBGE. (3) Nation-wide Unemployment Rate seasonally adjusted measured by PNAD Contínua-IBGE (was initiated in March- 12). (E) Source: Based on Itaú Unibanco expectations. page 51 Brazil | Macroeconomic Outlook GDP | % (YoY) GDP | QoQ (%) 7 5 1.6 3.2 3 0.7 0.5 0.5 0.4 1.2 0.3 0.3 1 0.1 0.1 0.0 0.5 -1 -0.1 -0.1 -0.2 -0.6 -0.7 -0.8 -0.8 -3 -5 -7 Mar-11 Mar-12 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17 Mar-18 Mar-19 EU USA Brazil Industrial Production 2 x Unemployment Inflation Breakdown (%) 20 18 11.8 16 14 12 10 92.0 8 6 5.0 4 3.6 3.1 2 0 Dec-11 Dec-12 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 (E) Dec-11 Dec-12 Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 (E) IPCA 12 months IPCA regulated prices IPCA market prices 3 12 months 12 months Industrial production National Unemployment Rate (1) Source: IBGE, Haver and Itaú Unibanco analysis. (2) Index (Average 2012 = 100). Source: IBGE. (3) Nation-wide Unemployment Rate seasonally adjusted measured by PNAD Contínua-IBGE (was initiated in March- 12). (E) Source: Based on Itaú Unibanco expectations. page 5

Brazil | Macroeconomic Outlook [1]

Net External Debt / Exports (%)


300
250
200
150
100
50
0
-50
-100
1Q03
1Q05
1Q07
1Q09
1Q11
1Q13
1Q15
1Q17
1Q19 (E)
-40
-45
With Exports of Goods
With Exports of Goods and Services

Net External Government Debt / Exports (%)


160
110
60
10
-40
-90
-140
-190
May-03
May-05
May-07
May-09
May-11
May-13
May-15
May-17
May-19
-86
-102
Central Government
Public Sector

External Debt-Service / Exports (%)


2005 56
2006 41
2007 32
2008 19
2009 29
2010 23
2011 21
2012 22
2013 31
2014 28
2015 63
2016 62
2017 51
2018 44
2019 (E) 53
2020 (E) 50

International Reserves / External Debt (%)


2005 32
2006 50
2007 93
2008 98
2009 120
2010 112
2011 118
2012 116
2013 120
2014 106
2015 110
2016 115
2017 118
2018 122
2019 (E) 131
2020 (E) 128

(1) Source: Brazilian Central Bank and Itaú Unibanco Holding analysis. (E) Source: Based on Itaú Unibanco expectations.

Itaú Unibanco Holding S.A.
page 6

Brazil | Macroeconomic Outlook [1]

Net External Debt / GDP (%)



101
75
-12
-28
-62
-51
-61
-75
-90
-46
-58
-67
-79
-72
-85
-85
11.3
6.8
-0.9
-1.6
-3.7
-2.3
-2.4
-3.0
-3.7
-1.9
-3.2
-3.8
-3.8
-3.8
-4.5
-4.4
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 (E) 2020 (E)
Net External Debt (USD Billion)
Net External Debt /GDP (%)

International Reserves / GDP (%)



54
86
180
194
239
289
352
379
376
374
369
372
382
387
387
387
6.0
7.7
12.9
11.4
14.3
13.1
13.5
15.4
15.2
15.2
20.5
20.7
18.6
20.7
20.7
20.0
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 (E) 2020 (E)
International Reserves (USD Billion)
International reserves/GDP (%)

Foreign Direct Investment / GDP (%)



15
19
45
51
31
88
101
87
69
97
75
79
70
88
86
98
1.7
1.8
3.2
3.0
1.9
4.0
3.9
3.5
2.8
3.9
4.2
4.4
3.4
4.7
4.6
5.1
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 (E) 2020 (E)
FDI (USD Billion)
FDI/GDP (%)

Current Account / GDP (%)



14
13
0
-31
-26
-79
-76
-84
-80
-101
-54
-23
-5
-15
-15
-35
1.5
1.2
0.0
-1.8
-1.6
-3.6
-2.9
-3.4
-3.2
-4.1
-3.0
-1.3
-0.3
-0.8
-0.8
-1.8
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 (E) 2020 (E)
Current Account (USD Billion)
Current Account/ GDP (%)

(1) Source: Brazilian Central Bank and Itaú Unibanco analysis. (E) Source: Based on Itaú Unibanco expectations.

Itaú Unibanco Holding S.A.

page 7

Itaú

Brazil | Macroeconomic Outlook

Real Interest Rates | Selic/IPCA [1] (%)


11.6
7.2
6.3
5.4
3.9
4.9
2.5
2.4
4.3
2.6
7.4
6.8
2.7
2.3
1.3
1.2
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 (E) 2020 (E) 2021 (E)
Real Interest Rate
IPCA (Consumer Price Index)

12- Month Primary Budget Result Consolidated | GDP [2] (%)


5
4
3
2
1
0
-1
-2
-3
-4
-0.9
-1.2
-1.4
Dec-04 Dec-06 Dec-08 Dec-10 Dec-12 Dec-14 Dec-16 Dec-18 Dec-20 (E)

Global Competitiveness Ranking [3]


United States 1
Singapore 2
Germany 3
China 13
Chile 33
Russia 43
Mexico 46
India 58
Turkey 61
Peru 63
Brazil 72

Broad Retail Sales [4] (%)


17
12
7
2
-3
-8
-13
-18
1.9
May-11 May-12 May-13 May-14 May-15 May-16 May-17 May-18 May-19

(1) Source: Brazilian Central Bank and Itaú Unibanco analysis. (2) Does not include Petrobras and Eletrobras. (3) Relative Position when compared to other countries. Source: World Economic Forum, Global Competitiveness Report 2017-2018. (4) 3-Month Moving Average YoY variation. Source: IBGE. (E) Source: Based on Itaú Unibanco Holding expectations.

Itaú Unibanco Holding S.A.

page 8

Credit Evolution/GDP [1]



Credit Evolution / GDP | Brazil [1] (%)
44.1
47.0
49.5
50.4
52.6
52.0
48.1
46.8
47.2
May-11
May-12
May-13
May-14
May-15
May-16
May-17
May-18
May-19



Mortgage Evolution / GDP | Brazil [1] (%)
4.3
5.5
6.7
7.9
9.2
9.7
9.7
9.5
9.4
May-11
May-12
May-13
May-14
May-15
May-16
May-17
May-18
May-19



Credit / GDP [2] (World 2017) (%)
47
113
36
49
78
102
82
192
112
106
148
Brazil [4]
Chile
Mexico
Colombia
Germany
France
Italy
United States
Netherlands
Spain
South Africa



Mortgage[3] / GDP (World 2016) (%)
9
24
11
6
36
42
22
77
62
48
30
Brazil [4]
Chile
Mexico
Colombia
Germany
France
Italy
United States
Netherlands
Spain
South Africa

(1) Source: Brazilian Central Bank. (2) Source: World Bank, US information refers to 2016. (3) Source: Central Bank of selected countries (data on mortgage financing – local currency) and IMF (data on GDP). (4) Source: Brazilian Central Bank. Refers to May-19 figures.

Itaú Unibanco Holding S.A.

page 9

Brazil | Banking Sector Outlook

Total Loans (R$ billion) [1]



1,812
2,142
2,487
2,798
3,092
3,157
3,076
3,114
3,287
693
847
1,060
1,287
1,505
1,574
1,551
1,496
1,476
1,119
1,295
1,428
1,511
1,588
1,583
1,525
1,618
1,811
May-11
May-12
May-13
May-14
May-15
May-16
May-17
May-18
May-19
Total Non Earmarked Credit
Total Earmarked Credit

Loan growth – by customer (YoY %) [2]



24
19
14
9
4
-1
-6
-11
9.9
5.5
0.3
May-11
May-12
May-13
May-14
May-15
May-16
May-17
May-18
May-19
Corporate
Individuals
Total

Loan growth – by type of control (YoY %) [2,3]



41
31
21
11
1
-9
-19
13.5
12.5
5.5
-1.2
May-11
May-12
May-13
May-14
May-15
May-16
May-17
May-18
May-19
Total
State Owned
Domestic Private
Foreign

Private vs. Public Banks Market Share (%) [3]



60
50
40
30
20
10
0
50.0
35.0
15.0
May-11
May-12
May-13
May-14
May-15
May-16
May-17
May-18
May-19
State Owned
Domestic Private
Foreign

(1) 2019 information reflects the most recent data released. (2) Total Credit includes earmarked loans and non-earmarked loans. (3) From Jul/16 the HSBC Brazil retail operations have started to be consolidated in Bradesco operations.

Itaú Unibanco Holding S.A.

page 10

Brazil | Leverage and Monthly Debt Service


19.7
16.7
16.0
15.6
23.3
20.0
18.3
17.8
26.2
22.5
17.7
17.2
31.0
26.7
18.3
17.8
33.3
28.0
19.0
18.5
36.8
29.6
19.3
18.5
40.6
31.1
20.8
19.7
42.7
31.3
22.9
21.2
44.4
30.6
21.8
20.0
45.4
29.0
21.7
19.7
46.6
27.7
22.1
19.7
44.1
25.2
22.3
19.8
41.9
23.2
21.5
18.9
41.6
23.2
20.2
17.7
43.6
25.0
20.0
17.6
Apr-05 Apr-06 Apr-07 Apr-08 Apr-09 Apr-10 Apr-11 Apr-12 Apr-13 Apr-14 Apr-15 Apr-16 Apr-17 Apr-18 Apr-19
Debt service burden (%)
Debt service burden - without mortgage (%)
Debt Leverage (%)
Debt Leverage - without mortgage (%)

Debt service burden breakdown (%)


16.0
4.9
11.2
18.3
5.8
12.4
17.7
6.0
11.6
18.3
6.5
11.8
19.0
7.3
11.7
19.3
7.2
12.1
20.8
8.3
12.5
22.9
9.5
13.4
21.8
8.8
13.0
21.7
8.8
12.9
22.1
9.5
12.6
22.3
10.5
11.8
21.5
10.4
11.1
20.2
9.6
10.6
20.0
9.5
10.5
Apr-05 Apr-06 Apr-07 Apr-08 Apr-09 Apr-10 Apr-11 Apr-12 Apr-13 Apr-14 Apr-15 Apr-16 Apr-17 Apr-18 Apr-19
Debt service burden - Principal
Debt service burden - Interest

Itaú Unibanco Holding S.A.

page 11

Brazil | Companies Leverage Companies Leverage (Net Debt/EBITDA) 1 6.0 5.0 4.0 3.0 2.5x 2.0 1.0 - Mar-11 Mar-12 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17 Mar-18 Mar-19 Companies Total Credit / GDP 2 (%) 27.7 26.7 26.8 26.7 25.5 24.0 23.1 21.4 20.5 May-11 May-12 May-13 May-14 May-15 May-16 May-17 May-18 May-19 (1)Source: Economatica (considers approximately 400 companies). (2) Source: Brazilian Central Bank. page 12Brazil | Companies Leverage Companies Leverage (Net Debt/EBITDA) 1 6.0 5.0 4.0 3.0 2.5x 2.0 1.0 - Mar-11 Mar-12 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17 Mar-18 Mar-19 Companies Total Credit / GDP 2 (%) 27.7 26.7 26.8 26.7 25.5 24.0 23.1 21.4 20.5 May-11 May-12 May-13 May-14 May-15 May-16 May-17 May-18 May-19 (1)Source: Economatica (considers approximately 400 companies). (2) Source: Brazilian Central Bank. page 12

Spread and Delinquency Evolution 1 Individuals Spread and Delinquency | Brazil (%) Corporate Spread and Delinquency | Brazil (%) 11.3 11.3 11.1 29.2 10.7 28.3 27.0 26.7 9.6 25.7 25.4 9.3 25.1 9.1 9.2 24.2 23.6 8.7 4.0 3.5 3.3 3.1 3.0 2.6 2.5 2.5 2.4 4.1 3.9 3.8 3.7 3.6 3.5 3.3 3.3 3.4 May-17 Aug-17 Nov-17 Feb-18 May-18 Aug-18 Nov-18 Feb-19 May-19 May-17 Aug-17 Nov-17 Feb-18 May-18 Aug-18 Nov-18 Feb-19 May-19 NPL 90 days Corporate Spread NPL 90 days Individuals Spread Spread and Delinquency | Brazil (%) Indicators 2(%) 21.4 21.1 20.4 24.1 20.1 23.9 23.6 23.5 19.2 19.0 18.5 21.8 21.9 18.1 20.9 17.5 20.3 19.4 14.2 13.6 11.3 11.0 9.3 9.9 8.5 8.4 7.5 6.8 6.5 6.5 6.5 6.5 6.5 6.7 7.0 6.5 4.1 3.7 3.6 3.4 3.3 7.5 6.5 3.1 3.0 7.1 3.0 2.9 7.0 6.6 6.3 5.5 5.0 5.0 2012 2013 2014 2015 2016 2017 2018 1Q19 2Q19 May-17 Aug-17 Nov-17 Feb-18 May-18 Aug-18 Nov-18 Feb-19 May-19 NPL 90 days Total Spread SELIC Itaú Unibanco ROE Average SELIC Long Term Interest Rate (TJLP) (1) Source: Brazilian Central Bank and Itaú Unibanco analysis. (2) Periods prior to 2014 do not consider CorpBanca’s information. page 13Spread and Delinquency Evolution 1 Individuals Spread and Delinquency | Brazil (%) Corporate Spread and Delinquency | Brazil (%) 11.3 11.3 11.1 29.2 10.7 28.3 27.0 26.7 9.6 25.7 25.4 9.3 25.1 9.1 9.2 24.2 23.6 8.7 4.0 3.5 3.3 3.1 3.0 2.6 2.5 2.5 2.4 4.1 3.9 3.8 3.7 3.6 3.5 3.3 3.3 3.4 May-17 Aug-17 Nov-17 Feb-18 May-18 Aug-18 Nov-18 Feb-19 May-19 May-17 Aug-17 Nov-17 Feb-18 May-18 Aug-18 Nov-18 Feb-19 May-19 NPL 90 days Corporate Spread NPL 90 days Individuals Spread Spread and Delinquency | Brazil (%) Indicators 2(%) 21.4 21.1 20.4 24.1 20.1 23.9 23.6 23.5 19.2 19.0 18.5 21.8 21.9 18.1 20.9 17.5 20.3 19.4 14.2 13.6 11.3 11.0 9.3 9.9 8.5 8.4 7.5 6.8 6.5 6.5 6.5 6.5 6.5 6.7 7.0 6.5 4.1 3.7 3.6 3.4 3.3 7.5 6.5 3.1 3.0 7.1 3.0 2.9 7.0 6.6 6.3 5.5 5.0 5.0 2012 2013 2014 2015 2016 2017 2018 1Q19 2Q19 May-17 Aug-17 Nov-17 Feb-18 May-18 Aug-18 Nov-18 Feb-19 May-19 NPL 90 days Total Spread SELIC Itaú Unibanco ROE Average SELIC Long Term Interest Rate (TJLP) (1) Source: Brazilian Central Bank and Itaú Unibanco analysis. (2) Periods prior to 2014 do not consider CorpBanca’s information. page 13

Brazil | Reserve Requirements and Restricted Loans Rate Reserve Requirements and Restricted Loans Rate Remuneration Reserve Requirement 21.0% No Remuneration Rural Max Interest: 7.5% annual 30.0% ¹ Demand Deposits Microcredit Max Interest: 2.0% monthly 2.0% ² Available to Lend 47.0% Reserve Requirement 20.0% Savings Deposits Savings Deposits Mortgage65.0% Available to Lend 15.0% Reserve Requirement 31.0% Selic Time Deposits Available to Lend 69.0% (1) Defined by Manual de Crédito Rural (MCR) for the period from Jul-18 till Jun-19; (2) Regulated by Resolution 4,000 (Central Bank). page 14Brazil | Reserve Requirements and Restricted Loans Rate Reserve Requirements and Restricted Loans Rate Remuneration Reserve Requirement 21.0% No Remuneration Rural Max Interest: 7.5% annual 30.0% ¹ Demand Deposits Microcredit Max Interest: 2.0% monthly 2.0% ² Available to Lend 47.0% Reserve Requirement 20.0% Savings Deposits Savings Deposits Mortgage65.0% Available to Lend 15.0% Reserve Requirement 31.0% Selic Time Deposits Available to Lend 69.0% (1) Defined by Manual de Crédito Rural (MCR) for the period from Jul-18 till Jun-19; (2) Regulated by Resolution 4,000 (Central Bank). page 14

2Q19 Institutional Information2Q19 Institutional Information

2Q19 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.2Q19 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Disclaimer Corpbanca Pro Forma Information st The merger between Itaú Chile and CorpBanca was concluded on April, 1 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Consolidation of Citibank The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017. As from the first quarter of 2018, we have started to present Citibank’s operations in Brazil line by line in our managerial income statement. For comparison purposes, we reprocessed the fourth quarter of 2017 to also present Citibank’s operations in Brazil in all lines of our managerial income statement (presented on a specific line in the 4Q17). page 17Disclaimer Corpbanca Pro Forma Information st The merger between Itaú Chile and CorpBanca was concluded on April, 1 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Consolidation of Citibank The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017. As from the first quarter of 2018, we have started to present Citibank’s operations in Brazil line by line in our managerial income statement. For comparison purposes, we reprocessed the fourth quarter of 2017 to also present Citibank’s operations in Brazil in all lines of our managerial income statement (presented on a specific line in the 4Q17). page 17

Agenda 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability As of July 29, 2019Agenda 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability As of July 29, 2019

Our Profile 1Our Profile 1

Itaú Unibanco at a Glance

Leading position in Brazil

- US$92.4 billion market cap [1]
- 98,446 employees in Brazil and abroad
- 4,722 branches and CSBs in Brazil and abroad
- 47,505 ATMs in Brazil and abroad
- Around 51.1 million clients in the Retail Bank in May/19
- Brazilian multinational bank
- Major provider of finance for the expansion of Brazilian companies
- In 2017 Itaú Unibanco was elected the The Best Company in People Management (by "Valor Carreira" magazine) and also recognized as a pro-ethics company (Pró-Ética), an initiative between the Office of the Comptroller General[2] with the private sector, which encourages the voluntary adoption of integrity measures and corruption prevention in the business sector, being the only financial institution among the companies approved.

Global Footprint of Brazil's Top Private Sector Bank | as of June 30, 2019



(1) As of June 30, 2019. Source: Economatica. (2) Controladoria-Geral da União (CGU).

Financial Highlights and Ratios

As of and for the quarter ended June 2019

Highlights

Total Assets	R$1678.4 Bi
Total Loans [1]	R$659.7 Bi
Stockholders' Equity	R$125.7 Bi
Recurring Net Income 2018 [2]	R$25.7 Bi
Recurring Net Income 2Q19 [3]	R$7.0 Bi
Long Term Foreign Currency (Itaú Unibanco Holding)	Moody´s: Ba3 Fitch: BB S&P: BB-

Financial Ratios

Recurring ROE 2018 [4]	21.9%
Recurring ROE 2Q19 [5]	23.5%
Efficiency Ratio 2018 [6]	47.6%
Efficiency Ratio 2Q19 [6]	46.2%
Liquidity Coverage Ratio	167%
Tier I Capital - BIS III	14.9%

(1) Includes financial guarantees provided and corporate securities.
(2) Represents Net Income adjusted for certain non recurring events described in the 4Q18 MD&A – Executive Summary.
(3) Represents Net Income adjusted for certain non recurring events described in the 2Q19 MD&A – Executive Summary.
(4) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to Historical Series Spreadsheet.
(5) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to the 2Q19 MD&A – Executive Summary.
(6) See "Efficiency Ratio" slides in this presentation for criteria.

Itaú Unibanco Holding S.A.
page 20

Our Vision Vision: To be the leading bank in sustainable performance and customer satisfaction • Implement a customer satisfaction-oriented culture, that is business-driven, through a simplified operational structure • Maximize shareholder returns, aiming at firm-wide growth • We aspire to be the preferred bank for top talents at every level • Attract and retain committed professionals with high ethical standards and strong organizational pride • Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy • Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas • Pursue a cutting-edge technology, striving to best serve our client needs, ultimately creating value • Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets page 21Our Vision Vision: To be the leading bank in sustainable performance and customer satisfaction • Implement a customer satisfaction-oriented culture, that is business-driven, through a simplified operational structure • Maximize shareholder returns, aiming at firm-wide growth • We aspire to be the preferred bank for top talents at every level • Attract and retain committed professionals with high ethical standards and strong organizational pride • Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy • Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas • Pursue a cutting-edge technology, striving to best serve our client needs, ultimately creating value • Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets page 21

Our Way 1. It’s only good for us if it’s good for the client We are people providing service to people, with passion and excellence. We work with the client and for the client – because they are the main reason behind why we do what we do. 2. We’re passionate about performance Generating sustainable results is in our DNA. The continuous challenge of seeking leadership in performance has brought us to where we are – and will continue guiding our company towards our objectives. 3. People mean everything to us Everything we do is carried out by people. Talented people who enjoy working in a collaborative atmosphere, based on meritocracy and high performance. 4. The best argument is the one that matters We encourage a challenging work environment, which is open to questioning and constructive discussion. For us, the hierarchy which counts is the hierarchy of the best idea. 5. Simple. Always We believe that simplicity is the best path to efficiency. That’s why we strive not to mistake depth for complexity, and simplicity for simplism. 6. We think and act like owners We always think like business owners, leading by example and putting collective objectives before personal ambition. 7. Ethics are non-negotiable We do what is right, without using shortcuts or devious ways to do business. We exercise leadership in a transparent and responsible way, fully committed to society and the best governance and management practices. page 22Our Way 1. It’s only good for us if it’s good for the client We are people providing service to people, with passion and excellence. We work with the client and for the client – because they are the main reason behind why we do what we do. 2. We’re passionate about performance Generating sustainable results is in our DNA. The continuous challenge of seeking leadership in performance has brought us to where we are – and will continue guiding our company towards our objectives. 3. People mean everything to us Everything we do is carried out by people. Talented people who enjoy working in a collaborative atmosphere, based on meritocracy and high performance. 4. The best argument is the one that matters We encourage a challenging work environment, which is open to questioning and constructive discussion. For us, the hierarchy which counts is the hierarchy of the best idea. 5. Simple. Always We believe that simplicity is the best path to efficiency. That’s why we strive not to mistake depth for complexity, and simplicity for simplism. 6. We think and act like owners We always think like business owners, leading by example and putting collective objectives before personal ambition. 7. Ethics are non-negotiable We do what is right, without using shortcuts or devious ways to do business. We exercise leadership in a transparent and responsible way, fully committed to society and the best governance and management practices. page 22

Medium and Long-Term Strategic Agenda

CORPORATE GOVERNANCE AND SUSTAINABILITY

PERMEATE ALL EFFORTS ON KEY STRATEGIC OBJECTIVES

Commitment to **permanently improve corporate governance** plays a vital role in protecting stakeholders' interests.

We incorporate sustainability into our strategy through a consolidated governance structure that is integrated with our business, thus making environmental and social issues part of our everyday activities, by incorporating variables on these issues into diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers, and wealth management. We aim at **creating a virtuous cycle on the path towards sustainable performance**, which can only be met by collaborative work involving our main stakeholders: **employees; clients; shareholders and society**.

TRANSFORMATION

Client Centricity

to embrace this concept to the fullest in order to always develop **products and a "service culture" focused on client satisfaction and long-term relationships**.

Digital Transformation

to speed up our digital transformation process to **increase the productivity of IT area and spread a digital mindset throughout the bank** to improve efficiency, user experience and client satisfaction.

People Management

to improve our incentive model and evaluation tools **to contemplate the new dynamics of cooperative work**, making them effective to fairly assess individual deliveries within cross-functional teams.

CONTINUOUS IMPROVEMENT

Risk Management

to endeavor our efforts to **fully comply with the Risk Appetite guidelines**. Managing risks is the essence of our activity and a responsibility of all employees.

Internationalization

moving forward in the internationalization process does not necessarily mean to take activities to new countries, but **to reach, in the countries we are present in, the same management quality and results we have in Brazil.**

Sustainable Profitability

to **continuously increase the efficiency of our operations**, having the ability to identify opportunities to reduce costs, managing investments to gain agility, in addition to efficiently managing capital allocation through adequate cost of equity.

Itaú Unibanco Holding S.A.

page 23

Itaú Unibanco Global Footprint

Itaú Unibanco has an important presence in key financial centers supported by a unique recognition and reputation.

We want to be recognized as: **The Latin American Bank**

CIB
London, Lisbon, Madrid, Paris, Frankfurt

Institutional Clients / Asset
London

Private Banking
Zurich



CIB
NY, Cayman, Bahamas

Institutional Clients / Asset
NY, Cayman

Private Banking
Cayman, Bahamas, Miami

CIB / Institutional Clients
Mexico

CIB
Brazil, Argentina, Chile, Peru, Colombia, Uruguay, Paraguay, Panama

Institutional Clients / Asset
Brazil, Argentina, Chile

Private Banking
Brazil, Chile, Paraguay

Retail Banking
Brazil, Argentina, Chile, Paraguay, Uruguay, Colombia, Panama

CIB / Institutional Clients / Asset
Tokyo, Dubai, Hong Kong

Itaú Unibanco Holding S.A.

page 24

1 A History of Successful Strategic Deals Acquisition of the remaining 50% of: Retail - Brazil Uruguay NACIONAL Acquisition of the Banco Itaú BMG Consignado minority interest of: Casa Moreira Salles Acquisition of a 1924 minority interest in: Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2018 Itaú 1943 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. page 251 A History of Successful Strategic Deals Acquisition of the remaining 50% of: Retail - Brazil Uruguay NACIONAL Acquisition of the Banco Itaú BMG Consignado minority interest of: Casa Moreira Salles Acquisition of a 1924 minority interest in: Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2018 Itaú 1943 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. page 25

Corporate Governance 2Corporate Governance 2

Corporate Governance at Itaú Unibanco

Strengths of our structure

- Family ownership ensuring a long-term view
- Professional management team
- Strong corporate governance
- Broad shareholder base (52.88% of our shares in free float)



Free Float*
36.73% ON
81.42% PN
66.06% Total
Egydio de Souza Aranha Family
63.27% ON
18.58% PN
33.94% Total
Moreira Salles Family
100.00% Total
Cia. E. Johnston de Participações
50.00% ON
33.47% Total
Itaúsa
50.00% ON
100.00% PN
66.53% Total
IUPAR
39.21% ON
0.004% PN
19.95% Total
51.71% ON
26.32% Total
Non Voting Shares
Free Float
Brazilian investors in B3
34%
Foreigners in NYSE
28%
4.8 bn (number of shares)
38%
Foreigners in B3
Free Float*
7.82% ON
99.59% PN
52.88% Total
Itaú Unibanco Holding S.A.

Note: ON = Common Shares; PN = Non-voting Shares; (*) Excluding shares held by majority owners and treasury shares.

Itaú Unibanco Holding S.A.

page 27

IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance Alignment and union among shareholders; Family control Group´s vision, mission and values; IUPAR Significant mergers & acquisitions; (Itaú Unibanco with a strategic Nominations to the Board of Directors and CEO; long-term vision Participações) Performance evaluation and admission of family members; Discussion and approval of the long-term strategy. Definition and monitoring of the company’s strategy; Mergers & acquisitions; Professional management Monitor the Executive Committee performance; Establishment of Nomination of executive officers (meritocracy); Itaú Unibanco operational parameters Budget approval; Board of Directors Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. Implementation of Board of Directors’ guidelines and Value creation Executive goals; Committee Operation of the businesses and strategy for products Implementation of strategy and day-to-day management and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. page 28IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance Alignment and union among shareholders; Family control Group´s vision, mission and values; IUPAR Significant mergers & acquisitions; (Itaú Unibanco with a strategic Nominations to the Board of Directors and CEO; long-term vision Participações) Performance evaluation and admission of family members; Discussion and approval of the long-term strategy. Definition and monitoring of the company’s strategy; Mergers & acquisitions; Professional management Monitor the Executive Committee performance; Establishment of Nomination of executive officers (meritocracy); Itaú Unibanco operational parameters Budget approval; Board of Directors Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. Implementation of Board of Directors’ guidelines and Value creation Executive goals; Committee Operation of the businesses and strategy for products Implementation of strategy and day-to-day management and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. page 28

Itaú Unibanco Board of Directors and Executive Committees

Board of Directors

Co-Chairman
Pedro Moreira Salles

Co-Chairman
Roberto Egydio Setubal

Directors

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa [1]
Gustavo Jorge Laboissière Loyola [1]
João Moreira Salles
José Galló [1]
Marco Ambrogio Crespi Bonomi [1]
Pedro Luiz Bodin de Moraes [1]
Ricardo Villela Marino

Executive Committees

Chief Executive Officer (CEO)
Candido Botelho Bracher
- Ombudsman

General Directors

Wholesale
- Large and Medium Corporates
- Asset Management
- Institutional Treasury
- Private Bank
- Custody
- Latin America
- Investment Banking

Retail
- Branches
- Cards
- REDE
- Real Estate
- Insurance
- Vehicles
- Consortia
- Payroll

Executive Vice Presidents

IT and Operations
- IT
- Operations
- Procurement

Risks and Finance
- Risks
- Finance

Legal and Human Resources
- Legal and Internal
- Human Resources
- Corporate Communication
- Institutional and Governmental Relations
- Marketing
- Sustainability

(1) Independent Director.

Itaú Unibanco Holding S.A.
page 29

Risk Management Structure


Board of Directors
Pedro Moreira Salles
Roberto Egydio Setubal
Capital and Risk Management Committee
Pedro Bodin [1]
Audit Committee
Gustavo Loyola [1]
Internal Audit
Paulo Miron
3rd line of defense
Independent review of the activities developed by the institution.
Itaú Unibanco Holding
President and CEO
Candido Bracher
General Wholesale Office
Caio David
General Retail Office
Marcio Schettini
Risk and Finance Control and Management Department
Milton Maluhy
Legal, Institutional and Personnel Dept.
Claudia Politanski
Technology and Operations Department
André Sapoznik
Executive Finance, Market Risk Control and Investor Relations Office
Operational Risk and Compliance Executive Office
Credit Risk, Modeling and Money Laundering Prevention Office.
1st line of defense
Manages risks originated by these offices; its role is to:
Identify
Assess
Control
Report
2nd line of defense
Ensures that risks are managed according to:
Risk appetite
Policies
Procedures

(1) Independent Director.

Itaú Unibanco Holding S.A.

page 30

Governance Structure at Itaú Unibanco Shareholder’s Meeting Fiscal Council Board of Directors Digital Nomination Risk and LATAM Social Personnel Related Strategy Compensation Audit Advisory and Corporate Capital Strategy Responsibility Committee Parties Committee Committee Committee Board Governance Committee Management Council Committee Committee Committee Internal Audit Independent Audit Board of Officers Disclosure and Trading Committee page 31Governance Structure at Itaú Unibanco Shareholder’s Meeting Fiscal Council Board of Directors Digital Nomination Risk and LATAM Social Personnel Related Strategy Compensation Audit Advisory and Corporate Capital Strategy Responsibility Committee Parties Committee Committee Committee Board Governance Committee Management Council Committee Committee Committee Internal Audit Independent Audit Board of Officers Disclosure and Trading Committee page 31

Credit Risk Policies Hierarchy § Defines and monitors Risk Appetite; Board of Directors and § Approval of policies, strategies and definition of minimum Capital and Risk Management Committee expected return on capital; § Improvement of Risk Culture. § Defines a Global Policy; 1 § Approves policies having the most significant impact on EC ; Executive Committee § Monitors Portfolio and Risk Appetite; § Credit Strategy. § Defines and approves policies having the less significant impact General Office 1 on EC . and Risk Dept. (1) EC = Economic Capital. page 32Credit Risk Policies Hierarchy § Defines and monitors Risk Appetite; Board of Directors and § Approval of policies, strategies and definition of minimum Capital and Risk Management Committee expected return on capital; § Improvement of Risk Culture. § Defines a Global Policy; 1 § Approves policies having the most significant impact on EC ; Executive Committee § Monitors Portfolio and Risk Appetite; § Credit Strategy. § Defines and approves policies having the less significant impact General Office 1 on EC . and Risk Dept. (1) EC = Economic Capital. page 32

Risk Appetite Defined by the Board of Directors Principles Statement Dimensions § Sustainability and customer § Optimization of capital § Reputation; satisfaction; allocation; § Liquidity; § Risk pricing;§ Low volatility in results; § Capitalization; § Operational excellence;§ Regional focus; § Operational Risk; § Breakdown of results; § Diversification;§ Alignment with “Our Way”; § Credit. § Risk Culture;§ Diversification of businesses. § Ethics and regulatory compliance. Credit Metrics Concentration by countries Highest credit VaR 1 Concentration by segments Exposure by ratings Concentration by industry Highest exposures Maximum PD 2 (1) VAR = Value at Risk; (2) PD = Probability of default. page 33Risk Appetite Defined by the Board of Directors Principles Statement Dimensions § Sustainability and customer § Optimization of capital § Reputation; satisfaction; allocation; § Liquidity; § Risk pricing;§ Low volatility in results; § Capitalization; § Operational excellence;§ Regional focus; § Operational Risk; § Breakdown of results; § Diversification;§ Alignment with “Our Way”; § Credit. § Risk Culture;§ Diversification of businesses. § Ethics and regulatory compliance. Credit Metrics Concentration by countries Highest credit VaR 1 Concentration by segments Exposure by ratings Concentration by industry Highest exposures Maximum PD 2 (1) VAR = Value at Risk; (2) PD = Probability of default. page 33

Risk Appetite (as approved by the Board of Directors)

The Risk Appetite...

establishes the types and levels of risk acceptable to the bank, within which management seeks to maximize value creation.

It is based on Board of Directors Statement

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correct price for risk, well-distributed funding and proper use of capital."

Guided by the Principles of Risk Management

- Sustainability and customer satisfaction
- Risk culture
- Price for risk
- Diversification
- Operational excellence
- Ethics and respect for regulation

and monitored by 43 metrics inserted in the day-to-day of business management

Dimensions

Capitalization
- Capital ratios in normal and stress situations
- Debt issuance ratings

Liquidity
- Short and mid-term liquidity indicators

Results Composition
- Largest credit risk
- Largest exposures and by rating brackets
- Concentration by sectors, countries and segments
- Concentration of market risk

Operational Risk
- Operational losses events
- Information technology

Reputation
- Suitability indicators
- Media Exposure
- Customer complaint tracking
- Regulatory compliance

Itaú Unibanco Holding S.A.

page 34

Retail Management – Individuals and Small and Middle Companies

STATISTICAL MODELS

Lowest risk — Risk Level — Highest Risk

POLICY Variables that distinguishes risk — Higher risk

100	100	102	98	114	94	123	89	128	88	148	88	153	88
100	100	104	101	102	95	101	89	106	90	112	99	124	94
115	91	115	91	116	92	130	93	148	88	157	81	167	79
110	91	112	102	114	97	113	92	118	96	121	77	130	91
114	86	118	87	134	79	136	74	169	72	166	67	179	65
114	82	122	99	127	85	130	77	142	115	173	73	155	65

Fictitious figures (Basis 100 = lowest risk cell).

Default Rate	116	92	RAROC (Risk Adjusted Return on Capital)
Loss/Revenue	114	97	ROE (Return on Equity)

Management tool (tightening and easing credit standards)
Data adjusted to expected future macroeconomic scenario

Itaú Unibanco Holding S.A.

page 35

Credit Offer Based on Future Scenario STATISTICAL MODELS Highest Lowest Risk Level risk risk Credit Available Base Scenario Credit Not Available Credit Not Available Highest risk Positive future expectation Negative future expectation Risk Level Risk Level Credit Available Credit Available Credit Not Available Credit Not Available Tightening of credit, maintaining the same Easing of credit, maintaining the same appetite appetite page 36 POLICY POLICYCredit Offer Based on Future Scenario STATISTICAL MODELS Highest Lowest Risk Level risk risk Credit Available Base Scenario Credit Not Available Credit Not Available Highest risk Positive future expectation Negative future expectation Risk Level Risk Level Credit Available Credit Available Credit Not Available Credit Not Available Tightening of credit, maintaining the same Easing of credit, maintaining the same appetite appetite page 36 POLICY POLICY

Business Overview 3Business Overview 3

Universal Bank[1]

RETAIL BANKING

RETAIL AND REAL ESTATE CREDIT

4,214 branches and client service branches and 46,338 ATMs in Brazil;

Premier banking brand in Brazil;

Strategically positioned for **growth in mortgage market** (partnerships with Lopes).

CREDIT CARD AND CONSUMER FINANCE

Approximately **33.8 million credit card accounts** and **29.3 million debit card accounts**;

Leader in Brazilian credit card market, extensive number of joint ventures and partnerships with retailers.

VEHICLES

Total portfolio for individuals of **R$17.2 billion**;

Lease and finance through **over 10 thousand dealers.**

INSURANCE OPERATIONS

One of the largest players in Brazil based on direct premiums;

Association with Porto Seguro for auto and residential insurance;

Revenues from Insurance, Pension Plan and Premium Bonds Operations reached **R$2.0 billion** in 2Q19.

SMALL COMPANY

Small and Medium Enterprises with annual sales up to R$30 million.



RETAIL AND REAL ESTATE CREDIT
ITAÚ BBA (CORPORATE, IB AND TREASURY)
LATAM
WEALTH MANAGEMENT SERVICES
MIDDLE COMPANY
SMALL COMPANY
INSURANCE²
VEHICLES
CREDIT CARD AND CONSUMER FINANCE
Itaú
UNIVERSAL BANK

WHOLESALE BANKING

ITAÚ BBA

Full coverage of corporate clients with annual sales above R$ 200 million;

Leadership in IB products with top positions in major league tables;

Treasury operations for the conglomerate.

LATAM

Purpose: to be recognized as **"The Latin American Bank"**;

Retail presence in Latin America (ex-Brazil): Argentina, Chile, Paraguay, Uruguay, Colombia, Panama.

WEALTH MANAGEMENT AND SERVICES

Total assets under administration of approximately **R$1,200 billion**;

Leader in Private banking services in Latin America.

MIDDLE COMPANY

Corporate clients with annual sales from R$30 million to R$200 million.

(1) June 30, 2019 figures; (2) Includes Insurance, Pension Plan and Premium Bond operations.

Itaú Unibanco Holding S.A.

page 38

Client Segmentation

Individuals Segmentation
by monthly income

Companies Segmentation
by annual sales


Private Bank
>R$5 million in total investment
Personnalité
>R$10 thousand or >R$100 thousand in total investments
Uniclass
>R$4 thousand up to R$10 thousand
Retail
up to R$4 thousand
Wholesale Banking
Retail Banking
Ultra
over R$4 billion or >R$750 million debt*
Large
>R$400 million up to R$4 billion or >R$200 million debt*
Corporate
>R$200 million up to R$400 million
Middle
>R$30 million up to R$200 million
Very Small and Small Companies
up to R$30 million

*total exposure, includes financial guarantees provided and corporate securities.

Itaú Unibanco Holding S.A.
page 39

Retail in Brazil

Presence in Brazil [1] (As of June 30, 2019)



North
109
Northeast
316
Midwest
298
Southeast
2,844
South
632

Brazil: 4,199
Abroad + IBBA: 523
Total: 4,722

Automated Teller Machines (ATMs) in Brazil [2]



45,353
15
626
20,809
23,903
Jun-17
45,502
8
617
20,937
23,940
Sep-17
45,769
7
613
21,195
23,954
Dec-17
45,891
7
608
21,423
23,853
Mar-18
46,463
7
610
22,086
23,760
Jun-18
46,712
3
598
22,431
23,680
Sep-18
47,301
592
23,049
23,660
Dec-18
46,784
589
22,605
23,590
Mar-19
46,338
584
23,053
22,701
Jun-19
Brazil [3]
Banco 24Horas
ESB [4]
Third Party Locations [5]

Branches and Client Service Branches (CSB) in Brazil [6,7]



4,413
154
3,523
736
Jun-17
4,397
156
3,523
718
Sep-17
4,454
160
3,591
703
Dec-17
4,451
160
3,587
704
Mar-18
4,388
160
3,531
697
Jun-18
4,404
173
3,531
700
Sep-18
4,428
195
3,530
703
Dec-18
4,413
195
3,527
691
Mar-19
4,214
196
3,332
686
Jun-19
CSB
Brick and Mortar Branches
Digital Branches

(1) Considers Brick and Mortar Branches, digital branches and CSBs; (2) Does not include points of sale; (3) Includes Electronic Service Branches (such as exclusive ATMs inside companies); (4) Client Service Branches (CSBs); (5) Points of service in third-parties' establishments (such as shopping centers and airports); (6) Points of service include only Client Service Branches (CSBs); (7) Includes Itaú BBA branches.

Itaú Unibanco Holding S.A.
page 40

Retail - Credit Cards, Joint Ventures and Partnerships with Retailers in Brazil Highlights Highlights JVs and Partnerships • Brazilian market leader in credit card transactions; • Focus on credit card instruments; • Qualification of the client base: proprietary channel x partnerships; • Long term agreements; • Credit card business comprises: • Alignment of incentives. • Issuance of cards; • Acquiring: REDE; • JVs and partnership with retailers; • Own brand: Hiper; • Approximately 63.0 million card accounts (2Q19): • 33.8 million credit card accounts; • 29.3 million debit card accounts; • R$ 126.3 billion in card transactions (2Q19): • R$ 95.4 billion in credit card transactions; • R$ 30.9 billion in debit card transactions; • High growth potential in credit card usage in Brazil. page 41Retail - Credit Cards, Joint Ventures and Partnerships with Retailers in Brazil Highlights Highlights JVs and Partnerships • Brazilian market leader in credit card transactions; • Focus on credit card instruments; • Qualification of the client base: proprietary channel x partnerships; • Long term agreements; • Credit card business comprises: • Alignment of incentives. • Issuance of cards; • Acquiring: REDE; • JVs and partnership with retailers; • Own brand: Hiper; • Approximately 63.0 million card accounts (2Q19): • 33.8 million credit card accounts; • 29.3 million debit card accounts; • R$ 126.3 billion in card transactions (2Q19): • R$ 95.4 billion in credit card transactions; • R$ 30.9 billion in debit card transactions; • High growth potential in credit card usage in Brazil. page 41

Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume % at Household Consumption Expenditure 38.0% 37.1% 35.1% 34.9% 34.1% 33.8% 32.4% 31.4% 30.8% 14.6% 13.7% 13.0% 13.3% 12.5% 12.7% 12.1% 11.7% 11.6% 23.4% 23.4% 22.1% 21.6% 21.6% 21.1% 20.3% 19.7% 19.2% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Credit Card Debit Card Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute) brand view in Mar-19. Only the purchase volume is considered in the cards billing. page 42Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume % at Household Consumption Expenditure 38.0% 37.1% 35.1% 34.9% 34.1% 33.8% 32.4% 31.4% 30.8% 14.6% 13.7% 13.0% 13.3% 12.5% 12.7% 12.1% 11.7% 11.6% 23.4% 23.4% 22.1% 21.6% 21.6% 21.1% 20.3% 19.7% 19.2% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Credit Card Debit Card Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute) brand view in Mar-19. Only the purchase volume is considered in the cards billing. page 42

Retail - Payroll Loan in Brazil



Evolution of Payroll Loan Portfolio
R$ billion
44.8
44.6
44.4
44.7
45.4
46.0
46.7
48.6
49.1
4.3
4.4
4.7
4.8
4.9
4.9
5.1
5.4
5.8
8.2
7.6
7.0
6.4
5.9
5.5
5.1
4.8
4.5
32.2
32.6
32.8
33.5
34.6
35.5
36.5
38.5
38.8
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
INSS
Public Sector
Private Sector



Composition of Payroll Loans Portfolio by Sector
12%
9%
79%
Private Sector
Public Sector
INSS



Composition of Payroll Loans Portfolio by Origination
R$ billion
8.1%
1.0%
44.8
44.6
44.4
44.7
45.4
46.0
46.7
48.6
49.1
61%
61%
60%
59%
59%
59%
59%
59%
58%
39%
39%
40%
41%
41%
41%
41%
41%
42%
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Branches
Itaú Consignado S.A.



Composition of Personal Loans Portfolio
36%
38%
38%
37%
36%
36%
38%
38%
39%
56%
62%
62%
63%
64%
64%
62%
62%
61%
Jun-15
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Payroll
Other - Personal Loan

Itaú Unibanco Holding S.A.

page 43

Retail - Mortgage Market in Brazil

Mortgage Loans Evolution

R$ million



3.5%
47,591
48,544
49,244
14.9%
11.7%
10.7%
85.1%
88.3%
89.3%
Jun-18
Mar-19
Jun-19
Individuals
Companies

Distribution Channels for Individuals Balance

As of June 2019



CrediPronto!
Partnerships 13%
Real Estate Brokers 32%
Regular Branches 12%
Developers 12%
High Income Branches 30%

Collaterals (LTV)

(Loan to value ratio)



57.3%
39.9%
58.6%
38.8%
59.7%
38.7%
Jun-18
Mar-19
Jun-19
Vintage (quarterly average)
Portfolio

Average Ticket and Average Origination Term

	2Q19
Average operation period [1]	323 months
Average value of the Property [2]	R$546 thousand
Financing Average Ticket	R$328 thousand

(1) Average Operation Period for new developers contracts; (2) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP.

Itaú Unibanco Holding S.A.

page 44

Retail - Vehicle Financing in Brazil

Highlights:

- Growth of 43.7% in production (QoQ);
- Offers finance through over 10 thousand dealers;
- Average ticket size of the new vehicle concessions to individuals of R$35 thousand with LTV of 58% in the 2Q19;
- 76.2% of the financing is guaranteed up to 4 years;
- 87.2% of the financing are made up to 48 months;

Main Products and Services:

- **Facial Recognition:** Implantation of Facial Biometry, guaranteeing security in the contracting process;
- ***Novo Credline:*** a redesigned proposal origination platform, offers a simple and renewed digital experience with mobile version;
- **Digital Platform:** allows more agility, autonomy and efficiency for stores and dealers;
- **iCarros:** platform that applies innovative technologies and data analysis to solutions that help dealers make their sales processes more efficient;
- **iCarros Club:** B2B trade-in platform for used vehicles with bidding features and online purchase, allows contact between sellers and buyers, guarantees the best offer for the vehicle, through more than 8,000 dealers all over Brazil;
- **Digital Contracting:** digital contracting integrated to iCarros platform and can connect to other e-commerce as dealers websites;
- **Digital Assistant:** online credit analysis and approval platform. Automatically qualifies customer purchase interest via Internet or mobile, without additional cost;
- ***Compra e Venda Protegida:*** this product mediates between the parties involved making trading safer;
- **Financing of Accessories and Services:** credit line for financing of accessories and services, already embedded in the vehicles installment.

Individuals Portfolio


R$ million
30.6%
17,807
3,154
14,653
23,247
6,045
17,202
2Q18
2Q19
Individuals
Corporate

Individuals and Corporate Loans Granted


R$ million
43.7%
3,235
674
2,561
4,648
1,678
2,969
2Q18
2Q19
Individuals
Corporate

90-day NPL Ratio | Individuals - Vehicles


Base 100 = Dec-12
100
109
68
54
49
43
35
35
2012
2013
2014
2015
2016
2017
2018
Jun-19

Itaú Unibanco Holding S.A.
page 45

Retail - Insurance Ranking in Brazil [1,2]

	jan-may/19	jan-may/18	Model
Total Insurance [3]	**4th**	**4th**	
Recurring Insurance Activities [4]	**5th**	**5th**	
Life & Personal Accidents	2nd	2nd	*Bancassurance*
Credit Insurance	6th	6th	*Bancassurance*
Pension Plan	3rd	3rd	*Bancassurance*
Premium Bonds	4th	3rd	*Bancassurance*
Porto Seguro	**2nd**	**2nd**	
Vehicles [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Residential [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities [6]	**5th**	**5th**	
Large Risks [7]	**We do not offer this product.**		
Health Insurance	**We do not offer this product.**		

(1) Source SUSEP, date: May/19, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Recurring insurance activities and other activities; (4) Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Unemployment, Funeral Allowance, Serious Diseases, Random Events, Credit Life), Housing, Homeowners, Multiple Peril and Travel; (5) Considers only Porto Seguro numbers; (6) Other activities include: Extended Warranty,Large Risks, DPVAT and IRB; (7) The sale of this portfolio has been concluded on October 31, 2014.

Itaú Unibanco Holding S.A.

page 46

Itaú

Retail - Association with Porto Seguro Highlights Association’s Structure • Unification of residential and automobile insurance Controlling stockholders of Itaú Unibanco Porto Seguro operations; 57.07% 42.93% • Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s PSIUPAR Market customers in Brazil and Uruguay; 69.88% 30.12% • Itaú Unibanco Holding nominates 2 of 5 board of directors members of PSIUPAR and 2 of 7 board of directors Porto Seguro S.A. (PSSA) members of PSSA. 99.99% 100.0% Itaú Seguros de Auto e Subsidiaries Porto Seguro S.A. Residência S.A (ISAR) page 47Retail - Association with Porto Seguro Highlights Association’s Structure • Unification of residential and automobile insurance Controlling stockholders of Itaú Unibanco Porto Seguro operations; 57.07% 42.93% • Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s PSIUPAR Market customers in Brazil and Uruguay; 69.88% 30.12% • Itaú Unibanco Holding nominates 2 of 5 board of directors members of PSIUPAR and 2 of 7 board of directors Porto Seguro S.A. (PSSA) members of PSSA. 99.99% 100.0% Itaú Seguros de Auto e Subsidiaries Porto Seguro S.A. Residência S.A (ISAR) page 47

Very Small, Small and Middle Market in Brazil

SMEs Loan Portfolio [1]

R$ million


79,649
75,433
72,002
68,974
61,547
61,869
70,795
74,137
78,088
2012
2013
2014
2015
2016
2017
2018
1Q19
2Q19

Highlights

Full range of financial products and services, including deposits accounts, investment options, insurance, cash management, credit products and collection, among others.

Very Small and Small Market

- Clients with annual revenues up to R$30 million.

Middle Market

- This sub-segment serves approximately 28 thousand clients (economic groups) with annual revenues between R$30 million and R$200 million.
- Focus on high-rating clients, and 93% of loans are granted to clients rated B3 or better.

(1) Includes financial guarantees provided.

Itaú Unibanco Holding S.A.

page 48

Wholesale - Corporate Companies in Brazil 1 Corporate Loans R$ million 219,418 213,815 194,472 181,541 165,052 163,437 153,302 152,625 151,425 2012 2013 2014 2015 2016 2017 2018 1Q19 2Q19 Highlights • Corporate clients with annual sales above R$200 million. • We offer a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets. • We serve approximately 5,900 large corporate groups and also more than 190 financial institutions. (1) Includes financial guarantees provided. page 49Wholesale - Corporate Companies in Brazil 1 Corporate Loans R$ million 219,418 213,815 194,472 181,541 165,052 163,437 153,302 152,625 151,425 2012 2013 2014 2015 2016 2017 2018 1Q19 2Q19 Highlights • Corporate clients with annual sales above R$200 million. • We offer a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets. • We serve approximately 5,900 large corporate groups and also more than 190 financial institutions. (1) Includes financial guarantees provided. page 49

Wholesale - Corporate and Investment Banking | Leadership Position in Brazil

Wholesale Banking

Itaú
ItaúEmpresas

Middle
Annual revenues from **R$30 MM** up to **R$200 MM**

Corporate Banking
Annual revenues over **R$200 MM**

ItaúBBA

Investment Banking
Leadership position and client recognition

ItaúBBA
Itaú

LatAm
Presence in all banking segments in **Latin America**

Itaú
ItaúPrivateBank
ItaúAsset Management

WMS
Large range of customized **wealth management** and **investments** solutions

Itaú

Markets, Products & Planning
Treasury operations for the conglomerate

Investment Banking

Fixed Income
Until May 2019, we maintained the leadership in the distribution ranking of Anbima, with a distributed volume of R$14.5 billion.

Mergers and Acquisitions
In 1H19, our Merger and Acquisition operation provided financial advisory in 11 transactions in South America, totaling US$6.8 billion, reaching the leadership position in the Dealogic ranking.

Project Finance
In 1H19, we served as advisor and/or creditor of approximately R$6.1 billion in financing to 35 different infrastructure projects in different sectors.

Ranking

	2Q19	2018	2017
M&A[1]	2nd	1st	1st
Local ECM[1]	1st	1st	1st
Local DCM[2]	1st	1st	1st
International DCM[1]	5th	6th	6th
Derivatives Total[3]	1st	1st	1st

(1) Source: Dealogic; (2) Source: ANBIMA – Brazilian association of Financial and Capital Markets Entities. Information from May-19; (3) Source: Cetip. Information from Jun-19.

Itaú Unibanco Holding S.A.

page 50

Itaú

Wholesale - Wealth Management Services | Brazil

Evolution of Assets Under Administration

Investment Product management for the conglomerate and a full range of investment options to Retail Banking.


R$ billion
883
922
946
1,002
1,025
1,068
1,107
1,135
1,176
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19

Securities Services

Local Custody: we ended March with R$1,405 billion under custody (+11.6% from the same period of 2018).

International Custody: we ended March with R$177.4 billion under custody (+0.5% from the volume under custody in the same period of 2018).

Corporate Solutions: we are leaders in the bookkeeping of shares, providing services to 189 companies listed on B3, representing 57.8% of the total market, and in the bookkeeping of debentures, acting as the bookkeeper of 414 (34.4%) issues.

Asset Management

Asset Management

In June 2019, we reached R$707.6[1] billion in assets under management, accounting for 14.0% of the market.

Kinea

It is an independent platform of management of differentiated investments. With R$60.3 billion in assets in June 2019, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure.

Private Banking

With a full global wealth management platform, leadership position in Brazil. We have been recognized by the world's top international Private Banking market publications:

Private Banker International

- Outstanding Global Private Bank - Latin America, 2018

The Banker

- Best Private Bank in Brazil, 2018

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – March 2019. Considers Itaú Unibanco and Intrag.

Itaú Unibanco Holding S.A.

page 51

Retail Footprint in Latin America | June 2019



Mexico | CIB
Employees: 8

Panama

Colombia[1]
Employees: 3,429
Branches + CSBs: 159
ATMs: 169

Peru
Representative Office

Brazil
Employees: 85,161
Branches + CSBs: 4,214
ATMs: 46,338

Chile
Employees: 5,663
Branches + CSBs: 194
ATMs: 464

Paraguay
Employees: 854
Branches + CSBs: 44
ATMs: 298
Non-Bank Correspondents : 59

Argentina
Employees: 1,680
Branches + CSBs: 85
ATMs: 176

Uruguay
OCA
Employees: 1,112
Branches + CSBs: 26
Points of Service OCA: 35
ATMs: 60

CIB
Retail and Wholesale

(1) Considers employees and branches from Panama.

Itaú Unibanco Holding S.A.

page 52

Segments – Income Statement *Pro Forma* 2Q19

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	**19,477**	**7,506**	**2,509**	**29,492**
Managerial Financial Margin	11,529	4,728	2,194	18,451
Financial Margin with Clients	11,529	4,728	622	16,879
Financial Margin with the Market	-	-	1,572	1,572
Commissions and Fees	6,224	2,666	174	9,063
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,724	113	141	1,978
Cost of Credit	**(3,940)**	**(105)**	**(0)**	**(4,044)**
Provision for Loan Losses	(4,210)	(198)	(0)	(4,407)
Impairment	-	(43)	-	(43)
Discounts Granted	(320)	(70)	-	(390)
Recovery of Loans Written Off as Losses	590	205	-	795
Retained Claims	**(282)**	**(15)**	**-**	**(297)**
Other Operating Expenses	**(10,289)**	**(3,799)**	**(344)**	**(14,432)**
Non-interest Expenses	(9,059)	(3,446)	(165)	(12,669)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,226)	(351)	(180)	(1,758)
Insurance Selling Expenses	(4)	(3)	1	(6)
Income before Tax and Minority Interests	**4,966**	**3,587**	**2,165**	**10,718**
Income Tax and Social Contribution	**(1,708)**	**(1,076)**	**(623)**	**(3,408)**
Minority Interests in Subsidiaries	**(60)**	**(202)**	**(15)**	**(277)**
Recurring Net Income	**3,198**	**2,309**	**1,527**	**7,034**
Recurring Return on Average Allocated Capital	33.0%	20.8%	16.8%	23.5%
Efficiency Ratio (ER)	50.4%	48.3%	7.1%	46.2%
Risk-Adjusted Efficiency Ratio (RAER)	72.4%	49.7%	7.1%	60.9%

Note: Non-interest Expenses item includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Itaú Unibanco Holding S.A.

page 53

Financial Highlights 4Financial Highlights 4

Highlights

Recurring Net Income

Consolidated **R$7.0 bn** ^ 2.3 % (2Q19 vs. 1Q19)

Brazil **R$6.7 bn** ^ 2.4 % (2Q19 vs. 1Q19)

2Q18	3Q18	4Q18	1Q19	2Q19
6.4	6.5	6.5	6.9	7.0

Recurring ROE

Consolidated **23.5%** v - 10 bps (2Q19 vs. 1Q19)

Brazil **24.6%** v -20 bps (2Q19 vs. 1Q19)

2Q18	3Q18	4Q18	1Q19	2Q19
21.6	21.3	21.8	23.6	23.5

Credit[1]

Consolidated **R$659.7 bi** ^ 2.0 % (2Q19 vs. 1Q19)

Brasil **R$494.0 bi** ^ 2.8 % (2Q19 vs. 1Q19)

2Q18	3Q18	4Q18	1Q19	2Q19
623.3	636.4	636.9	647.1	659.7

NPL 90 days

Consolidated **2.9%** v -10 bps (2Q19 vs. 1Q19)

Brasil **3.5%** v -20 bp (2Q19 vs. 1Q19)

2Q18	3Q18	4Q18	1Q19	2Q19
2.8	2.9	2.9	3.0	2.9

Financial Margin with Clients

Consolidated **R$16.9 bn** ^ 2.8 % (2Q19 vs. 1Q19)

Brazil **R$15.1 bn** ^ 3.2 % (2Q19 vs. 1Q19)

2Q18	3Q18	4Q18	1Q19	2Q19
16.0	16.2	16.2	16.4	16.9

Comission, Fees and Insurance Results[2]

Consolidated **R$10.7 bn** ^ 5.0 % (2Q19 vs. 1Q19)

Brazil **R$10.0 bn** ^ 5.4 % (2Q19 vs. 1Q19)

2Q18	3Q18	4Q18	1Q19	2Q19
10.4	10.2	10.8	10.2	10.7

Cost of Credit

Consolidated **R$4.0 bn** ^ 6.3 % (2Q19 vs. 1Q19)

Brazil **R$3.6 bn** ^ 6.5 % (2Q19 vs. 1Q19)

2Q18	3Q18	4Q18	1Q19	2Q19
3.6	3.3	3.4	3.8	4.0

Non-Interest Expenses

Consolidated **R$12.7 bn** ^ 4.3 % (2Q19 vs. 1Q19)

Brazil **R$10.9 bn** ^ 4.3 % (2Q19 vs. 1Q19)

2Q18	3Q18	4Q18	1Q19	2Q19
12.3	12.6	12.8	12.1	12.7

(1) Total with Financial Guarantees provided and Corporate Securities. (2) Results from Insurance (-) Claims Expenses (-) Insurance Selling Expenses.

Itaú Unibanco Holding S.A.

page 55

2019 Forecast

	Consolidated	Brazil [1]
Total Credit Portfolio [2]	8.0% – 11.0%	8.0% – 11.0%
Financial Margin with Clients	9.0% – 12.0%	9.0% – 12.0%
Financial Margin with the Market	R$4.6 bn – R$5.6 bn	R$3.6 bn – R$4.6 bn
Cost of Credit [3]	R$14.5 bn – R$17.5 bn	R$12.5 bn – R$15.5 bn
Commissions and Fees and Results from Insurance Operations [4]	2.0% – 5.0%	2.0% – 5.0%
Non-Interest Expenses	3.0% – 6.0%	3.5% – 6.5%
Effective Tax Rate	31.0% – 33.0%	32.0% – 34.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted;
(4) Commissions and Fees (+) Income from Insurance,
Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pensio Plan and Premium Bonds Selling Expenses.

Itaú Unibanco Holding S.A.

page 56

Recurring Net Income and Value Creation 23.6% 23.5% 21.8% 21.6% ROE 21.3% Average Cost of Capital 14.5% 14.5% 13.5% 13.5% 13.0% Recurring Net Income 7.0 6.9 6.5 6.5 6.4 Value Creation 2.0 3.2 2.9 2.2 2.5 Cost of Capital 4.5 4.3 3.9 4.0 3.9 2Q18 3Q18 4Q18 1Q19 2Q19 page 57 In R$ billionRecurring Net Income and Value Creation 23.6% 23.5% 21.8% 21.6% ROE 21.3% Average Cost of Capital 14.5% 14.5% 13.5% 13.5% 13.0% Recurring Net Income 7.0 6.9 6.5 6.5 6.4 Value Creation 2.0 3.2 2.9 2.2 2.5 Cost of Capital 4.5 4.3 3.9 4.0 3.9 2Q18 3Q18 4Q18 1Q19 2Q19 page 57 In R$ billion

Income Statement | Operating Revenues Perspective

In R$ millions	2Q19	1Q19	Δ	2Q18	Δ	1H19	1H18	Δ
Operating Revenues	**29,492**	**28,208**	**4.6%**	**28,021**	**5.3%**	**57,700**	**55,446**	**4.1%**
Managerial Financial Margin	18,451	17,668	4.4%	17,295	6.7%	36,119	34,294	5.3%
Financial Margin with Clients	16,879	16,424	2.8%	15,953	5.8%	33,303	31,214	6.7%
Financial Margin with the Market	1,572	1,244	26.4%	1,342	17.2%	2,816	3,080	-8.6%
Commissions and Fees	9,063	8,622	5.1%	8,726	3.9%	17,685	17,255	2.5%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,978	1,918	3.1%	1,999	-1.1%	3,896	3,898	-0.1%
Cost of Credit	**(4,044)**	**(3,804)**	**6.3%**	**(3,601)**	**12.3%**	**(7,848)**	**(7,388)**	**6.2%**
Provision for Loan Losses	(4,407)	(4,206)	4.8%	(4,271)	3.2%	(8,613)	(8,382)	2.8%
Impairment	(43)	(30)	43.4%	(1)	3266.7%	(72)	(188)	-61.6%
Discounts Granted	(390)	(308)	26.5%	(273)	42.7%	(698)	(558)	25.2%
Recovery of Loans Written Off as Losses	795	741	7.4%	945	-15.9%	1,536	1,740	-11.8%
Retained Claims	**(297)**	**(299)**	**-0.7%**	**(335)**	**-11.3%**	**(596)**	**(614)**	**-2.9%**
Other Operating Expenses	**(14,432)**	**(13,842)**	**4.3%**	**(13,934)**	**3.6%**	**(28,274)**	**(27,316)**	**3.5%**
Non-interest Expenses	(12,669)	(12,150)	4.3%	(12,261)	3.3%	(24,819)	(23,938)	3.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,758)	(1,680)	4.6%	(1,654)	6.3%	(3,438)	(3,342)	2.9%
Insurance Selling Expenses	(6)	(12)	-51.9%	(19)	-70.9%	(17)	(36)	-52.7%
Income before Tax and Minority Interests	**10,718**	**10,263**	**4.4%**	**10,151**	**5.6%**	**20,982**	**20,127**	**4.2%**
Income Tax and Social Contribution	**(3,408)**	**(3,188)**	**6.9%**	**(3,496)**	**-2.5%**	**(6,596)**	**(6,957)**	**-5.2%**
Minority Interests in Subsidiaries	**(277)**	**(198)**	**39.6%**	**(273)**	**1.3%**	**(475)**	**(369)**	**28.7%**
Recurring Net Income	**7,034**	**6,877**	**2.3%**	**6,382**	**10.2%**	**13,911**	**12,801**	**8.7%**

Itaú Unibanco Holding S.A.

page 58

Income Statement | Managerial Financial Margin Perspective

In R$ millions	2Q19	1Q19	Δ	2Q18	Δ	1H19	1H18	Δ
Managerial Financial Margin	**18,451**	**17,668**	**4.4%**	**17,295**	**6.7%**	**36,119**	**34,294**	**5.3%**
Financial Margin with Clients	16,879	16,424	2.8%	15,953	5.8%	33,303	31,214	6.7%
Financial Margin with the Market	1,572	1,244	26.4%	1,342	17.2%	2,816	3,080	-8.6%
Cost of Credit	**(4,044)**	**(3,804)**	**6.3%**	**(3,601)**	**12.3%**	**(7,848)**	**(7,388)**	**6.2%**
Provision for Loan Losses	(4,407)	(4,206)	4.8%	(4,271)	3.2%	(8,613)	(8,382)	2.8%
Impairment	(43)	(30)	43.4%	(1)	3266.7%	(72)	(188)	-61.6%
Discounts Granted	(390)	(308)	26.5%	(273)	42.7%	(698)	(558)	25.2%
Recovery of Loans Written Off as Losses	795	741	7.4%	945	-15.9%	1,536	1,740	-11.8%
Net Result from Financial Operations	**14,407**	**13,865**	**3.9%**	**13,694**	**5.2%**	**28,271**	**26,906**	**5.1%**
Other Operating Income(Expenses)	**(3,688)**	**(3,602)**	**2.4%**	**(3,544)**	**4.1%**	**(7,290)**	**(6,779)**	**7.5%**
Commissions and Fees	9,063	8,622	5.1%	8,726	3.9%	17,685	17,255	2.5%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,675	1,607	4.3%	1,645	1.8%	3,282	3,247	1.1%
Non-interest Expenses	(12,669)	(12,150)	4.3%	(12,261)	3.3%	(24,819)	(23,938)	3.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,758)	(1,680)	4.6%	(1,654)	6.3%	(3,438)	(3,342)	2.9%
Income before Tax and Minority Interests	**10,718**	**10,263**	**4.4%**	**10,151**	**5.6%**	**20,982**	**20,127**	**4.2%**
Income Tax and Social Contribution	**(3,408)**	**(3,188)**	**6.9%**	**(3,496)**	**-2.5%**	**(6,596)**	**(6,957)**	**-5.2%**
Minority Interests in Subsidiaries	**(277)**	**(198)**	**39.6%**	**(273)**	**1.3%**	**(475)**	**(369)**	**28.7%**
Recurring Net Income	**7,034**	**6,877**	**2.3%**	**6,382**	**10.2%**	**13,911**	**12,801**	**8.7%**

Itaú Unibanco Holding S.A.

page 59

Itaú

Results – Brazil and Latin America

In R$ millions	1H19			1H18			Δ		
	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)
Operating Revenues	**57,700**	**51,833**	**5,867**	**55,446**	**50,014**	**5,433**	**4.1%**	**3.6%**	**8.0%**
Managerial Financial Margin	36,119	31,783	4,336	34,294	30,328	3,966	5.3%	4.8%	9.3%
Financial Margin with Clients	33,303	29,784	3,519	31,214	28,012	3,202	6.7%	6.3%	9.9%
Financial Margin with the Market	2,816	1,999	817	3,080	2,316	764	-8.6%	-13.7%	7.0%
Commissions and Fees	17,685	16,217	1,467	17,255	15,865	1,390	2.5%	2.2%	5.6%
Revenues from Insurance [2]	3,896	3,833	63	3,898	3,821	77	-0.1%	0.3%	-17.8%
Cost of Credit	**(7,848)**	**(6,923)**	**(925)**	**(7,388)**	**(6,350)**	**(1,038)**	**6.2%**	**9.0%**	**-10.9%**
Provision for Loan Losses	(8,613)	(7,556)	(1,057)	(8,382)	(7,207)	(1,175)	2.8%	4.8%	-10.0%
Impairment	(72)	(72)	-	(188)	(188)	-	-61.6%	-61.6%	-
Discounts Granted	(698)	(662)	(36)	(558)	(554)	(4)	25.2%	19.5%	799.4%
Recovery of Loans Written Off as Losses	1,536	1,367	168	1,740	1,599	141	-11.8%	-14.5%	19.4%
Retained Claims	**(596)**	**(575)**	**(22)**	**(614)**	**(580)**	**(35)**	**-2.9%**	**-0.9%**	**-37.4%**
Other Operating Expenses	**(28,274)**	**(24,785)**	**(3,489)**	**(27,316)**	**(23,938)**	**(3,378)**	**3.5%**	**3.5%**	**3.3%**
Non-interest Expenses	(24,819)	(21,413)	(3,406)	(23,938)	(20,605)	(3,332)	3.7%	3.9%	2.2%
Tax Expenses and Other [3]	(3,455)	(3,372)	(83)	(3,379)	(3,333)	(46)	2.3%	1.2%	81.9%
Income before Tax and Minority Interests	**20,982**	**19,550**	**1,431**	**20,127**	**19,146**	**982**	**4.2%**	**2.1%**	**45.7%**
Income Tax and Social Contribution	**(6,596)**	**(6,243)**	**(353)**	**(6,957)**	**(6,754)**	**(203)**	**-5.2%**	**-7.6%**	**73.9%**
Minority Interests in Subsidiaries	**(475)**	**(138)**	**(337)**	**(369)**	**(104)**	**(265)**	**28.7%**	**32.6%**	**27.1%**
Recurring Net Income	13,911	13,170	741	12,801	12,287	514	8.7%	7.2%	44.2%

(1) Includes units abroad ex-Latin America.
(2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
(3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.
Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.
page 60

Business Model In R$ billions 1H19 1H18 Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading Consolidated Credit Trading Consolidated Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 30 .4 0.9 25.7 0.8 28.4 0.9 25.2 1.0 2.0 (0.1) 0.5 (0.2) 57.7 55.4 2.3 Managerial Financial Margin 24.4 0.9 10.1 0.8 22.8 0.9 9.6 1.0 1. 6 (0.1) 0.4 (0.2) 36.1 34.3 1.8 Commissions and Fees 6.0 0.0 11.7 - 5.6 0.0 11.7 - 0.4 (0.0) 0.0 - 17.7 17.3 0.4 Revenues from Insurance ¹ - - 3.9 - - - 3.9 - - - (0.0) - 3.9 3. 9 (0 .0) Cost of Credit (7.8) - - - (7.4) - - - (0. 5) - - - (7.8) (7.4) (0 .5) Retained Claims - - (0.6) - - - (0.6) - - - 0.0 - (0.6) (0.6) 0. 0 Non-Interested Expenses and (14.2) (0.4) (14.1) (0.0) (13.1) (0.6) (13.9) (0.1) (1.1) 0 .2 (0.2) 0.0 (28.7) (27.7) (1.1) Other Expenses ² Recurring Net Income 5.8 0.3 7.2 0.6 4.5 0.3 7.1 0.9 1. 3 0.0 0.1 (0.3) 13.9 12.8 1.1 Average Regulatory Capital 62.6 1.4 39.8 20.0 61.6 1.7 35.1 22.8 1.0 (0.2) 4.6 (2.8) 123.9 121.3 2.6 Value Creation 1.8 0.2 4.7 (0.6) 0.5 0.2 4.9 (0.5) 1. 3 0.0 (0.2) (0.1) 6.1 5.0 1.0 Recurring ROE 18.5% 40.6% 36.1% 6.3% 14.5% 34.2% 40.5% 8.0% 400 bps 650 bps -440 bps -170 bps 23.6% 22.0% 160 bps (1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. page 61Business Model In R$ billions 1H19 1H18 Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading Consolidated Credit Trading Consolidated Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 30 .4 0.9 25.7 0.8 28.4 0.9 25.2 1.0 2.0 (0.1) 0.5 (0.2) 57.7 55.4 2.3 Managerial Financial Margin 24.4 0.9 10.1 0.8 22.8 0.9 9.6 1.0 1. 6 (0.1) 0.4 (0.2) 36.1 34.3 1.8 Commissions and Fees 6.0 0.0 11.7 - 5.6 0.0 11.7 - 0.4 (0.0) 0.0 - 17.7 17.3 0.4 Revenues from Insurance ¹ - - 3.9 - - - 3.9 - - - (0.0) - 3.9 3. 9 (0 .0) Cost of Credit (7.8) - - - (7.4) - - - (0. 5) - - - (7.8) (7.4) (0 .5) Retained Claims - - (0.6) - - - (0.6) - - - 0.0 - (0.6) (0.6) 0. 0 Non-Interested Expenses and (14.2) (0.4) (14.1) (0.0) (13.1) (0.6) (13.9) (0.1) (1.1) 0 .2 (0.2) 0.0 (28.7) (27.7) (1.1) Other Expenses ² Recurring Net Income 5.8 0.3 7.2 0.6 4.5 0.3 7.1 0.9 1. 3 0.0 0.1 (0.3) 13.9 12.8 1.1 Average Regulatory Capital 62.6 1.4 39.8 20.0 61.6 1.7 35.1 22.8 1.0 (0.2) 4.6 (2.8) 123.9 121.3 2.6 Value Creation 1.8 0.2 4.7 (0.6) 0.5 0.2 4.9 (0.5) 1. 3 0.0 (0.2) (0.1) 6.1 5.0 1.0 Recurring ROE 18.5% 40.6% 36.1% 6.3% 14.5% 34.2% 40.5% 8.0% 400 bps 650 bps -440 bps -170 bps 23.6% 22.0% 160 bps (1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. page 61

Credit Portfolio with Financial Guarantees Provided and Corporate Securities DD In R$ billions, end of period 2Q19 1Q19 2Q18 Individuals 222.3 215.6 3.1% 195.0 14.0% Credit Card Loans 79.3 76.4 3.7% 66.1 20.0% Personal Loans 32.8 31.1 5.3% 28.3 15.6% 1 49.1 48.6 1.0% 45.4 8.1% Payroll Loans Vehicle Loans 17.2 16.6 3.9% 14.7 17.4% Mortgage Loans 44.0 42.9 2.6% 40.5 8.6% 2 78 .1 74.1 5.3% 65.6 19.0% Very Small, Small and Middle Market Loans Individual + Very Small, Small and Middle Market Loans 300.4 289.7 3.7% 260.6 15.3% Corporate Loans 193.6 190.7 1.5% 197.1 -1.8% Credit Operations 151.4 1 52.6 -0.8% 162.5 -6.8% 3 42.2 38.0 10.9% 34.6 21.8% Corporate Securities Total Brazil with Financial Guarantees Provided and Corporate 494.0 480.4 2.8% 457.8 7.9% 4 165.7 166.7 -0.6% 165.5 0.1% Latin America Total with Financial Guarantees Provided and Corporate Securities 659.7 647.1 2.0% 623.3 5.9% Total with Financial Guarantees Provided and Corporate Securities 5 (ex-foreign exchange rate variation) 659.7 643.0 2.6% 612.5 7.7% DD In R$ billions, end of period 2Q19 1Q19 In R$ billions, end of period 2Q19 1Q19 Argentina 9 .7 1 0.4 -6.7% Individuals 55.7 55.3 0.7% Chile 110.7 109.7 1.0% Credit Card Loans 5.5 5.5 -1.1% Colombia 27.6 2 8.0 -1.4% Personal Loans 22.7 22.4 1.4% Paraguay 7.4 8.0 -7.1% Mortgage Loans 27.5 27.3 0.6% Panama 1.3 1.3 0.2% Companies 110.1 111.4 -1.2% Uruguay 8 .9 9 .2 -3.7% Total with Financial Guarantees Provided 165.7 166.7 -0.6% Total with Financial Guarantees Provided 165.7 166.7 -0.6% (1) Includes operations originated by the institution and acquired operations; (2) Includes Rural Loans to Individuals; (3) Includes Debentures, CRI and Commercial Paper; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. page 62 Consolidated Latin America BreakdownCredit Portfolio with Financial Guarantees Provided and Corporate Securities DD In R$ billions, end of period 2Q19 1Q19 2Q18 Individuals 222.3 215.6 3.1% 195.0 14.0% Credit Card Loans 79.3 76.4 3.7% 66.1 20.0% Personal Loans 32.8 31.1 5.3% 28.3 15.6% 1 49.1 48.6 1.0% 45.4 8.1% Payroll Loans Vehicle Loans 17.2 16.6 3.9% 14.7 17.4% Mortgage Loans 44.0 42.9 2.6% 40.5 8.6% 2 78 .1 74.1 5.3% 65.6 19.0% Very Small, Small and Middle Market Loans Individual + Very Small, Small and Middle Market Loans 300.4 289.7 3.7% 260.6 15.3% Corporate Loans 193.6 190.7 1.5% 197.1 -1.8% Credit Operations 151.4 1 52.6 -0.8% 162.5 -6.8% 3 42.2 38.0 10.9% 34.6 21.8% Corporate Securities Total Brazil with Financial Guarantees Provided and Corporate 494.0 480.4 2.8% 457.8 7.9% 4 165.7 166.7 -0.6% 165.5 0.1% Latin America Total with Financial Guarantees Provided and Corporate Securities 659.7 647.1 2.0% 623.3 5.9% Total with Financial Guarantees Provided and Corporate Securities 5 (ex-foreign exchange rate variation) 659.7 643.0 2.6% 612.5 7.7% DD In R$ billions, end of period 2Q19 1Q19 In R$ billions, end of period 2Q19 1Q19 Argentina 9 .7 1 0.4 -6.7% Individuals 55.7 55.3 0.7% Chile 110.7 109.7 1.0% Credit Card Loans 5.5 5.5 -1.1% Colombia 27.6 2 8.0 -1.4% Personal Loans 22.7 22.4 1.4% Paraguay 7.4 8.0 -7.1% Mortgage Loans 27.5 27.3 0.6% Panama 1.3 1.3 0.2% Companies 110.1 111.4 -1.2% Uruguay 8 .9 9 .2 -3.7% Total with Financial Guarantees Provided 165.7 166.7 -0.6% Total with Financial Guarantees Provided 165.7 166.7 -0.6% (1) Includes operations originated by the institution and acquired operations; (2) Includes Rural Loans to Individuals; (3) Includes Debentures, CRI and Commercial Paper; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. page 62 Consolidated Latin America Breakdown

Credit Portfolio by Product

In R$ billions, end of period	2Q19	1Q19	Δ	2Q18	Δ
Individuals - Brazil [1]	**221.5**	**214.7**	**3.2%**	**194.1**	**14.2%**
Credit Card	79.3	76.4	3.7%	66.1	20.0%
Personal Loans	31.9	30.1	5.9%	27.3	16.9%
Payroll Loans [2]	49.1	48.6	1.0%	45.4	8.1%
Vehicles	17.2	16.6	3.9%	14.7	17.4%
Mortgage Loans	44.0	42.9	2.6%	40.5	8.6%
Rural Loans	0.1	0.1	-13.1%	0.1	-29.0%
Companies - Brazil [1]	**177.0**	**173.6**	**2.0%**	**169.8**	**4.3%**
Working Capital [3]	96.3	95.8	0.5%	86.1	11.8%
BNDES/Onlending	13.6	14.9	-8.7%	19.3	-29.2%
Export / Import Financing	44.9	42.3	6.1%	45.6	-1.6%
Vehicles	6.0	5.1	19.2%	3.2	91.7%
Mortgage Loans	5.3	5.7	-7.3%	7.1	-25.6%
Rural Loans	10.9	9.8	11.2%	8.5	28.0%
Latin America [4]	**154.3**	**155.4**	**-0.7%**	**154.6**	**-0.2%**
Total without Financial Guarantees Provided	**552.9**	**543.7**	**1.7%**	**518.5**	**6.6%**
Financial Guarantees Provided	64.7	65.4	-1.1%	70.1	-7.8%
Total with Financial Guarantees Provided	**617.6**	**609.0**	**1.4%**	**588.6**	**4.9%**
Corporate Securities [5]	42.2	38.0	10.9%	34.6	21.8%
Total Risk	**659.7**	**647.1**	**2.0%**	**623.3**	**5.9%**

(1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Includes Debentures, CRI and Commercial Paper.

Itaú Unibanco Holding S.A.

page 63

Credit Portfolio by Currency 1 R$ billion Jun-19 228.3 389.3 617.6 Mar-19 224.5 384.5 609.0 Dec-18 219.5 379.1 598.6 Sep-18 233.4 366.7 600.1 Jun-18 223.5 365.1 588.6 Mar-18 197.9 368.4 566.4 Dec-17 192.4 371.7 564.1 Sep-17 180.7 358.4 539.1 Jun-17 184.9 367.4 552.3 Foreign Currency Local Currency (1) Total with financial guarantees provided. page 64Credit Portfolio by Currency 1 R$ billion Jun-19 228.3 389.3 617.6 Mar-19 224.5 384.5 609.0 Dec-18 219.5 379.1 598.6 Sep-18 233.4 366.7 600.1 Jun-18 223.5 365.1 588.6 Mar-18 197.9 368.4 566.4 Dec-17 192.4 371.7 564.1 Sep-17 180.7 358.4 539.1 Jun-17 184.9 367.4 552.3 Foreign Currency Local Currency (1) Total with financial guarantees provided. page 64

Credit[1] Origination and Private Securities Issuance | Brazil

Base 100 = 2Q15

Total Credit[2] – Brazil



28%
100
78
88
100
128
2Q15
2Q16
2Q17
2Q18
2Q19

Credit[2] - Individuals



14%
100
76
92
115
131
2Q15
2Q16
2Q17
2Q18
2Q19

Credit[2] – Very Small, Small and Middle Market



41%
100
86
96
109
153
2Q15
2Q16
2Q17
2Q18
2Q19

Credit[2] – Corporate



29%
100
74
81
88
113
2Q15
2Q16
2Q17
2Q18
2Q19

Private Securities Issuance[3]

5M19

1st place in the ANBIMA ranking

R$16.1 bn

Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

Itaú Unibanco Holding S.A.

page 65

Credit Portfolio Growth in Brazil [1] (in R$ Billions)

Nominal GDP (Jun-15 to Jun-19): 18.3% | Accumulated Inflation (IPCA) (Jun-15 to Jun-19): 21.9% | Accumulated Interbank Rate: (Jun-15 to Jun-19): 48.5%

Credit Card Loans



41.0%
40.6%
56
54
56
66
79
Jun-15
Jun-16
Jun-17
Jun-18
Jun-19

Personal Loans



8.0%
25.7%
30
28
25
27
32
Jun-15
Jun-16
Jun-17
Jun-18
Jun-19

Payroll Loans



7.9%
9.6%
46
46
45
45
49
Jun-15
Jun-16
Jun-17
Jun-18
Jun-19

Vehicle Loans



-27.7%
22.0%
24
17
14
15
17
Jun-15
Jun-16
Jun-17
Jun-18
Jun-19

Mortgage Loans



38.5%
15.0%
32
36
38
41
44
Jun-15
Jun-16
Jun-17
Jun-18
Jun-19

Corporate Loans



-30.6%
-10.9%
147
125
115
107
102
Jun-15
Jun-16
Jun-17
Jun-18
Jun-19

Very Small, Small and Middle Market Loans



11.6%
31.0%
67
60
57
63
75
Jun-15
Jun-16
Jun-17
Jun-18
Jun-19

Total Brazil



-0.7%
13.7%
401
367
351
364
399
Jun-15
Jun-16
Jun-17
Jun-18
Jun-19

(1) Loan Portfolio without financial guarantees provided.

Itaú Unibanco Holding S.A.
page 66

Credit Portfolio Breakdown 1,2 1 Companies Credit Portfolio by Business Sector Credit Concentration Jun-19 2Q19 1Q19D R$ million In R$ billions, end of period Public Sector 2 .3 2.8 -16.7% Private Sector 331.8 330.2 0.5% Loan, lease, other credit operations Real Estate 22.1 21.4 3.0% Loan, lease and other and securities of companies and Food and beverage 20.6 19.3 6.9% credit operations financial institutions Risk % of Total Risk % of Total Agribusiness and fertilizers 18.6 18.4 1.2% Largest Debtor 5,244 0.8 6,400 0.9 Transportation 17.7 17.2 3.3% 10 largest debtors 28,982 4.7 45,240 6.4 Energy and water treatment 15.8 16.7 -5.3% 20 largest debtors 43,913 7.1 68,947 9.7 Vehicles and auto parts 14.8 12.9 14.5% 50 largest debtors 70,662 11.4 114,276 16.0 Banks and other financial institutions 12.3 12.4 -0.6% 100 largest debtors 95,876 15.5 150,309 21.1 Infrastructure work 11.8 11.3 4.1% Petrochemical and chemical 11.1 11.2 -0.9% Steel and metallurgy 9.6 9.6 -0.7% 1% 4% Telecommunications 9.1 9.2 -1.0% Mining 8.9 10.9 -18.4% 7% Pharmaceutical and cosmetics 8.0 7.9 0.6% 10% Oil and gas 6.8 6.8 0.3% 39% Electronic and IT 6.7 6.1 8.6% 11% Capital Assets 6.7 6.2 7.0% Construction Material 6.0 5.6 6.6% Sugar and Alcohol 5.6 6.0 -7.0% 12% Entertainment and tourism 5.5 5.7 -2.5% 18% Services - Other 43.0 43.4 -1.1% Commerce - Other 20.5 20.1 2.0% Other Industry and Extractivism Industry - Other 9.6 9.9 -2.7% Real Estate and Construction Consumer Goods Other 41.0 41.8 -1.9% Vehicles and Transportation Agriculture and Related Total 334.1 333.0 0.3% Banks and other financial institutions Public Sector (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Clothing and footwear (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other. page 67Credit Portfolio Breakdown 1,2 1 Companies Credit Portfolio by Business Sector Credit Concentration Jun-19 2Q19 1Q19D R$ million In R$ billions, end of period Public Sector 2 .3 2.8 -16.7% Private Sector 331.8 330.2 0.5% Loan, lease, other credit operations Real Estate 22.1 21.4 3.0% Loan, lease and other and securities of companies and Food and beverage 20.6 19.3 6.9% credit operations financial institutions Risk % of Total Risk % of Total Agribusiness and fertilizers 18.6 18.4 1.2% Largest Debtor 5,244 0.8 6,400 0.9 Transportation 17.7 17.2 3.3% 10 largest debtors 28,982 4.7 45,240 6.4 Energy and water treatment 15.8 16.7 -5.3% 20 largest debtors 43,913 7.1 68,947 9.7 Vehicles and auto parts 14.8 12.9 14.5% 50 largest debtors 70,662 11.4 114,276 16.0 Banks and other financial institutions 12.3 12.4 -0.6% 100 largest debtors 95,876 15.5 150,309 21.1 Infrastructure work 11.8 11.3 4.1% Petrochemical and chemical 11.1 11.2 -0.9% Steel and metallurgy 9.6 9.6 -0.7% 1% 4% Telecommunications 9.1 9.2 -1.0% Mining 8.9 10.9 -18.4% 7% Pharmaceutical and cosmetics 8.0 7.9 0.6% 10% Oil and gas 6.8 6.8 0.3% 39% Electronic and IT 6.7 6.1 8.6% 11% Capital Assets 6.7 6.2 7.0% Construction Material 6.0 5.6 6.6% Sugar and Alcohol 5.6 6.0 -7.0% 12% Entertainment and tourism 5.5 5.7 -2.5% 18% Services - Other 43.0 43.4 -1.1% Commerce - Other 20.5 20.1 2.0% Other Industry and Extractivism Industry - Other 9.6 9.9 -2.7% Real Estate and Construction Consumer Goods Other 41.0 41.8 -1.9% Vehicles and Transportation Agriculture and Related Total 334.1 333.0 0.3% Banks and other financial institutions Public Sector (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Clothing and footwear (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other. page 67

1 Credit Portfolio by Vintage Profile of credit portfolio by origination period: R$ billion § Older vintages with higher spreads are losing relevance compared to the most recent ones. § 60.1% of total origination was created in the past 12 months. 519 544 553 34.8% 36.2% 38.9% 5.1% 4.6% 5.2% 6.4% 7.2% 6.0% 8.0% 8.0% 7.9% 10.0% 10.8% 9.9% 35.7% 33.2% 32.1% 2Q18 1Q19 2Q19 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. page 681 Credit Portfolio by Vintage Profile of credit portfolio by origination period: R$ billion § Older vintages with higher spreads are losing relevance compared to the most recent ones. § 60.1% of total origination was created in the past 12 months. 519 544 553 34.8% 36.2% 38.9% 5.1% 4.6% 5.2% 6.4% 7.2% 6.0% 8.0% 8.0% 7.9% 10.0% 10.8% 9.9% 35.7% 33.2% 32.1% 2Q18 1Q19 2Q19 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. page 68

Loan Portfolio Mix Change 1 (%) Jun-19 Consolidated jun/19 18.5 13.6 3.1 14.3 5.8 8.0 8.9 27.9 Ju Jun-19 n-19 25.6 18.8 4.3 19.9 8.0 11.0 12.3 Jun-18 Jun-18 29.3 17.3 4.0 18.2 7.5 11.1 12.5 2 Brazil Jun-17 Jun-17 32.7 16.3 4.0 16.1 7.2 10.9 12.8 Jun-16 Jun-16 34.0 16.3 4.6 14.9 7.7 9.9 12.7 Jun-15 jun/15 36.7 16.8 5.9 14.0 7.4 7.9 11.3 Corporate Very Small, Small and Middle Market Vehicles Credit Card 3 Personal Loans Latin America Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. page 69Loan Portfolio Mix Change 1 (%) Jun-19 Consolidated jun/19 18.5 13.6 3.1 14.3 5.8 8.0 8.9 27.9 Ju Jun-19 n-19 25.6 18.8 4.3 19.9 8.0 11.0 12.3 Jun-18 Jun-18 29.3 17.3 4.0 18.2 7.5 11.1 12.5 2 Brazil Jun-17 Jun-17 32.7 16.3 4.0 16.1 7.2 10.9 12.8 Jun-16 Jun-16 34.0 16.3 4.6 14.9 7.7 9.9 12.7 Jun-15 jun/15 36.7 16.8 5.9 14.0 7.4 7.9 11.3 Corporate Very Small, Small and Middle Market Vehicles Credit Card 3 Personal Loans Latin America Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. page 69

Financial Margin with Clients

Annualized Average Rate



Consolidated
10.1% 9.9% 9.9% 9.9% 9.8% 9.8% 10.0% 10.0%
7.4% 7.1% 7.4% 7.6% 7.7% 7.6% 7.6% 7.5%
3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19
Brazil
12.3% 12.0% 12.0% 12.2% 12.1% 11.8% 12.1% 12.2%
9.2% 8.9% 9.0% 9.5% 9.6% 9.2% 9.2% 9.2%
9.2% 7.5% 6.7% 6.4% 6.4% 6.4% 6.4% 6.4%
3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19
Financial Margin with Clients
Risk-adjusted Financial Margin with Clients
CDI (annualized quarterly rate)

Financial Margin with Clients Breakdown

R$ billion



+ 0.8 billion
+ 5.4%
16.4
(1.9)
14.5
0.2
0.4
(0.1)
0.1
0.1
15.3
1.6
16.9
1Q19
Working Capital and other 1Q19
Spread-Sensitive Operations 1Q19
Mix of products¹
Average Asset Portfolio and Liabilities Margin²
Asset Spreads³
Higher number of calendar days⁴
Latin America Spread -Sensitive Operations
Spread-Sensitive Operations 2Q19
Working Capital and other 2Q19
2Q19

(1) Change in the compostion of assets with credit risk between periods in Brazil; (2) Considers credit and private securities portfolio net of overdue balance over 60 days in Brazil; (3) Spreads variation of assets with credit risk between periods in Brasil; (4) In Brazil .

Itaú Unibanco Holding S.A.

page 70

Financial Margin with the Market R$ billion 1.8 1.7 1.6 1.5 1.5 1.4 1.4 1.3 1.2 3.1 2.8 0.1 1.7 1.6 1.6 1.4 2.0 1.4 1.3 2.2 1.1 1.3 1.2 0.1 0.2 1.1 1.3 1.3 0.9 1.2 1.1 0.9 1.0 0.5 0.8 0.8 0.5 0.2 0.5 0.3 0.2 0.3 0.5 0.3 0.3 1H18 1H19 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. page 71Financial Margin with the Market R$ billion 1.8 1.7 1.6 1.5 1.5 1.4 1.4 1.3 1.2 3.1 2.8 0.1 1.7 1.6 1.6 1.4 2.0 1.4 1.3 2.2 1.1 1.3 1.2 0.1 0.2 1.1 1.3 1.3 0.9 1.2 1.1 0.9 1.0 0.5 0.8 0.8 0.5 0.2 0.5 0.3 0.2 0.3 0.5 0.3 0.3 1H18 1H19 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. page 71

Provision for Loan Losses and Cost of Credit Provision for Loan Losses by Segment R$ million 5.8% 5.0% 5.0% 4.7% 4.6% 4.4% 4.5% 4.3% 4.1% 3.7% 3.6% 3.4% 3.3% 3.2% 3.1% 3.0% 2.9% 7,824 6,337 5,997 6,366 5,768 6,169 5,823 5,392 772 4,948 4,483 4,111 4,282 4,271 383 399 396 412 392 757 4,407 432 4,206 2,728 598 3,904 3,796 1,362 701 1,546 554 621 514 1,295 1,825 1,629 1,070 568 1,410 489 619 514 423 248 532 168 393 4,621 4,395 4,302 4,323 4,210 4,021 3,932 3,996 3,747 3,732 3,688 3,726 3,550 3,534 3,482 3,236 3,165 -298 -354 -304 -371 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil Provision for Loan Losses / Loan Portfolio (*) - Annualized (*) Average balance of the loan portfolio, considering the last two quarters. Cost of Credit R$ million (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted) 4.4% 4.2% 4.1% 3.7% 3.6% 3.1% 3.0% 3.0% 2.9% 2.9% 2.7% 2.5% 2.5% 2.4% 2.4% 2.1% 2.1% 7,211 6,335 6,352 5,582 5,281 5,075 5,135 4,795 4,474 4,257 4,044 3,990 3,788 3,804 3,601 3,415 3,263 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Cost of Credit Cost of Credit / Total Risk (*) - Annualized (*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters. Note: Includes the consolidation of Citibank as of 4Q17. page 72Provision for Loan Losses and Cost of Credit Provision for Loan Losses by Segment R$ million 5.8% 5.0% 5.0% 4.7% 4.6% 4.4% 4.5% 4.3% 4.1% 3.7% 3.6% 3.4% 3.3% 3.2% 3.1% 3.0% 2.9% 7,824 6,337 5,997 6,366 5,768 6,169 5,823 5,392 772 4,948 4,483 4,111 4,282 4,271 383 399 396 412 392 757 4,407 432 4,206 2,728 598 3,904 3,796 1,362 701 1,546 554 621 514 1,295 1,825 1,629 1,070 568 1,410 489 619 514 423 248 532 168 393 4,621 4,395 4,302 4,323 4,210 4,021 3,932 3,996 3,747 3,732 3,688 3,726 3,550 3,534 3,482 3,236 3,165 -298 -354 -304 -371 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil Provision for Loan Losses / Loan Portfolio (*) - Annualized (*) Average balance of the loan portfolio, considering the last two quarters. Cost of Credit R$ million (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted) 4.4% 4.2% 4.1% 3.7% 3.6% 3.1% 3.0% 3.0% 2.9% 2.9% 2.7% 2.5% 2.5% 2.4% 2.4% 2.1% 2.1% 7,211 6,335 6,352 5,582 5,281 5,075 5,135 4,795 4,474 4,257 4,044 3,990 3,788 3,804 3,601 3,415 3,263 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Cost of Credit Cost of Credit / Total Risk (*) - Annualized (*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters. Note: Includes the consolidation of Citibank as of 4Q17. page 72

Allowance for Loan Losses by Risk– Consolidated

Allocation of Total Allowance(*) by Type of Risk - Consolidated



36,118
34,206
33,091
Potential[3]
Aggravated
Overdue
16,095
10,024
9,999
13,053
9,920
11,233
12,910
9,514
10,666
Jun-18
Mar-19
Jun-19
Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment
Retail - Brazil[1] 7,065
Wholesale - Brazil[1] 3,457
Latin America[2] 2,388
Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations
Renegotiations (non-overdue/ aggravated)
Retail - Brazil[1] 1,051 3,967 5,019
Wholesale - Brazil[1] 271 2,984 3,254
Latin America[2] 357 884 1,241
Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999
Fully Provisioned
Retail - Brazil[1] 2,830 5,456 8,286
Wholesale - Brazil[1] 711 457 1,168
Latin America[2] 533 680 1,212

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil; (3) Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes allowance for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

R$ million



Regulatory Breakdown
33,091
Complementary Allowance
5,748
Allowance for Financial Guarantees Provided
1,139
Generic Allowance
11,546
Specific Allowance
14,659
Jun-19

Itaú Unibanco Holding S.A.
page 73

Non Performing Loans Ratios 15 to 90-day NPL Ratio | Consolidated - % 90-day NPL Ratio| Consolidated (%) 4.5 4.4 4.2 3.9 3.7 3.7 3.6 3.3 3.6 3.5 3.5 3.5 3.3 3.4 2.9 3.1 3.2 3.1 3.1 2.8 2.8 2.6 2.5 3.6 3.2 2.3 3.5 3.4 3.1 3.2 3.1 2.7 3.0 3.0 3.0 2.7 2.9 2.9 2.9 2.7 2.8 2.7 2.5 2.6 2.5 2.3 2.6 2.5 2.4 2.4 2.4 2.3 2.1 1.8 1.8 1.6 1.5 1.4 1.4 1.4 1.3 1.3 1.2 1.1 1.1 1.1 Jun-15 Mar-16 Jun-16 Mar-17 Jun-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Jun-15 Mar-16 Jun-16 Mar-17 Jun-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Total Brazil ¹ Latin America ² Total Brazil ¹ Latin America ² 15 to 90-day NPL Ratio | Brazil 1 - % 90-day NPL Ratio | Brazil 1(%) 6.0 6.0 5.6 5.2 4.9 4.6 5.9 4.5 4.5 4.5 4.4 4.4 4.3 4.2 4.3 5.6 4.0 5.3 5.1 3.7 3.5 3.5 3.4 3.4 3.2 4.2 2.9 4.2 2.9 4.3 4.0 2.5 3.7 3.6 3.7 2.3 3.4 1.8 3.2 1.6 2.8 1.8 1.7 2.6 2.4 2.3 2.0 1.8 1.8 1.8 1.7 1.5 1.7 1.6 1.6 1.5 1.5 1.4 1.5 1.0 1.2 1.0 1.0 0.9 0.8 0.7 Jun-15 Mar-16 Jun-16 Mar-17 Jun-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Jun-15 Mar-16 Jun-16 Mar-17 Jun-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. page 74Non Performing Loans Ratios 15 to 90-day NPL Ratio | Consolidated - % 90-day NPL Ratio| Consolidated (%) 4.5 4.4 4.2 3.9 3.7 3.7 3.6 3.3 3.6 3.5 3.5 3.5 3.3 3.4 2.9 3.1 3.2 3.1 3.1 2.8 2.8 2.6 2.5 3.6 3.2 2.3 3.5 3.4 3.1 3.2 3.1 2.7 3.0 3.0 3.0 2.7 2.9 2.9 2.9 2.7 2.8 2.7 2.5 2.6 2.5 2.3 2.6 2.5 2.4 2.4 2.4 2.3 2.1 1.8 1.8 1.6 1.5 1.4 1.4 1.4 1.3 1.3 1.2 1.1 1.1 1.1 Jun-15 Mar-16 Jun-16 Mar-17 Jun-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Jun-15 Mar-16 Jun-16 Mar-17 Jun-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Total Brazil ¹ Latin America ² Total Brazil ¹ Latin America ² 15 to 90-day NPL Ratio | Brazil 1 - % 90-day NPL Ratio | Brazil 1(%) 6.0 6.0 5.6 5.2 4.9 4.6 5.9 4.5 4.5 4.5 4.4 4.4 4.3 4.2 4.3 5.6 4.0 5.3 5.1 3.7 3.5 3.5 3.4 3.4 3.2 4.2 2.9 4.2 2.9 4.3 4.0 2.5 3.7 3.6 3.7 2.3 3.4 1.8 3.2 1.6 2.8 1.8 1.7 2.6 2.4 2.3 2.0 1.8 1.8 1.8 1.7 1.5 1.7 1.6 1.6 1.5 1.5 1.4 1.5 1.0 1.2 1.0 1.0 0.9 0.8 0.7 Jun-15 Mar-16 Jun-16 Mar-17 Jun-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Jun-15 Mar-16 Jun-16 Mar-17 Jun-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. page 74

Coverage Ratio (90-day NPL)

Coverage Ratio and Expanded Coverage Ratio[1]



243%
246%
245%
236%
248%
235%
221%
208%
208%
101%
100%
100%
96%
95%
92%
90%
88%
87%
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Total
Total (Expanded)

[1] Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans.

(*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Coverage Ratio



952%
338%
399%
220%
223%
227%
169%
172%
172%
Jun-18
Mar-19
Jun-19
Latin America ex-Brazil
Retail Banking - Brazil
Wholesale Banking - Brazil

Itaú Unibanco Holding S.A.

page 75

NPL Creation R$ billion 5.1 5.0 5.0 4.7 4.4 4.4 4.4 4.4 3.8 3.9 3.8 3.6 3.6 3.5 3.5 3.5 3.3 3.2 1.2 1.0 1.1 0.7 0.5 0.5 0.5 0.4 0.4 0.7 0.5 0.4 0.4 0.4 0.2 0.3 0.2 -0.3 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Total Retail Banking - Brazil Whosale Banking - Brazil Latin America ex-Brazil page 76NPL Creation R$ billion 5.1 5.0 5.0 4.7 4.4 4.4 4.4 4.4 3.8 3.9 3.8 3.6 3.6 3.5 3.5 3.5 3.3 3.2 1.2 1.0 1.1 0.7 0.5 0.5 0.5 0.4 0.4 0.7 0.5 0.4 0.4 0.4 0.2 0.3 0.2 -0.3 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Total Retail Banking - Brazil Whosale Banking - Brazil Latin America ex-Brazil page 76

Provision for Loan Losses and NPL Creation by Segment Retail Banking - Brazil R$ billion 113% 107% 108% 108% 104% 99% 100% 98% 89% 3.7 3.5 4.0 3.6 4.2 3.9 3.5 3.3 3.8 3.5 3.5 3.7 3.2 3.6 3.2 3.2 3.5 3.7 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Wholesale Banking - Brazil R$ billion 263% 230% 48% 34% -26% -29% -53% -87% -66% 1.1 1.2 0.4 0.5 0.5 1.0 0.7 0.2 0.6 0.2 0.2 0.4 0.2 -0.3 -0.3 -0.3 -0.4 -0.4 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Latin America ex–Brazil R$ billion 154% 138% 128% 130% 133% 136% 97% 114% 79% 0.6 0.4 0.5 0.5 0.7 0.5 0.6 0.7 0.6 0.5 0.5 0.4 0.4 0.3 0.5 0.4 0.6 0.4 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Total R$ billion 112% 113% 102% 98% 93% 82% 85% 83% 79% 4.9 4.4 4.3 4.4 4.5 4.4 5.0 5.04 3.8.4 4.25.14 4.4.7 4.1 4.3 3.9 3.8 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation page 77Provision for Loan Losses and NPL Creation by Segment Retail Banking - Brazil R$ billion 113% 107% 108% 108% 104% 99% 100% 98% 89% 3.7 3.5 4.0 3.6 4.2 3.9 3.5 3.3 3.8 3.5 3.5 3.7 3.2 3.6 3.2 3.2 3.5 3.7 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Wholesale Banking - Brazil R$ billion 263% 230% 48% 34% -26% -29% -53% -87% -66% 1.1 1.2 0.4 0.5 0.5 1.0 0.7 0.2 0.6 0.2 0.2 0.4 0.2 -0.3 -0.3 -0.3 -0.4 -0.4 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Latin America ex–Brazil R$ billion 154% 138% 128% 130% 133% 136% 97% 114% 79% 0.6 0.4 0.5 0.5 0.7 0.5 0.6 0.7 0.6 0.5 0.5 0.4 0.4 0.3 0.5 0.4 0.6 0.4 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Total R$ billion 112% 113% 102% 98% 93% 82% 85% 83% 79% 4.9 4.4 4.3 4.4 4.5 4.4 5.0 5.04 3.8.4 4.25.14 4.4.7 4.1 4.3 3.9 3.8 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation page 77

Loan Portfolio Evolution by Risk Level

	Brazil [1]			Consolidated		
Total Allowance for Loan Losses (R$ million)	31,026	29,441	28,249	36,118	34,206	33,091

Loan Portfolio by Risk Level


44.2%
36.6%
5.0%
4.2%
9.9%
Jun-18
42.9%
38.0%
5.8%
4.2%
9.1%
Mar-19
42.9%
38.1%
6.0%
4.4%
8.7%
Jun-19
43.6%
33.5%
9.5%
4.8%
8.5%
Jun-18
43.2%
34.5%
10.3%
4.1%
7.9%
Mar-19
42.8%
34.8%
9.8%
5.0%
7.6%
Jun-19
AA
A
B
C
D-H

(1) Includes units abroad ex-Latin America.
Note: Loan portfolio without financial guarantees provided. Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.
page 78

Renegotiated Loan Operations

Total Renegotiated Portfolio | Breakdown by Days Overdue


R$ billion
Brazil [1]
24.6 24.5 24.4 25.5 25.2 25.7 25.2 25,4 24.7
26.4 26.4 26.4 27.6 27.5 27.9 27.3 27.6 26.9
1.8 1.9 2.0 2.0 2.3 2.2 2.1 2.3 2.3
2.0 1.9 1.9 1.9 1.8 1.8 1.8 1.8 1.3
8.2 7.8 7.7 8.4 8.5 8.7 8.2 8.0 7.3
6.2 5.9 5.9 5.9 5.2 5.1 4.8 4.9 4.9
1.4 1.3 1.3 1.2 1.2 1.3 1.4 1.4 1.4
6.9 7.6 7.7 8.2 8.5 8.8 9.0 9.2 9.8
Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Days overdue: measured at the moment of renegotiation
Latin America [2]
When Written-off as a Loss
When over 90 days overdue
When 31-90 days overdue
When up to 30 days overdue
When non-overdue

Allowance for Loan Losses for Renegotiated Loans Portfolio


R$ billion
41.2% 40.2% 40.9% 40.3% 39.9% 40.8% 41.4% 41.4% 39.2%
26.4 26.4 26.4 27.6 27.5 27.9 27.3 27.6 26.9
10.9 10.6 10.8 11.1 11.0 11.4 11.3 11.4 10.6
Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Allowance for Loan Losses for Renegotiated Loans Portfolio
Renegotiated Loans Portfolio
Allowance for Loan Losses for Renegotiated Loans Portfolio/ Renegotiated Loans Portfolio

90-day NPL of Renegotiated Loans Portfolio


R$ billion
17.6% 17.2% 16.5% 17.9% 15.0% 15.7% 16.8% 19.1% 17.5%
4.6 4.6 4.4 4.9 4.1 4.4 4.6 5.3 4.7
Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Total Renegotiated Loans Portfolio 90-day NPL
Total of Renegotiated Loans Portfolio 90-day NPL Ratio

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

Itaú Unibanco Holding S.A.

page 79

Credit Quality | Individuals

Credit Cards Portfolio in Jun-19



9.4%
9.7%
80.9%
20.4%
10.0%
69.6%
Itaú Unibanco
Brazilian Financial System excluding Itaú Unibanco
Transactor[1]
Installment with Interest
Revolving Credit + Overdue Loans[2]

Loan-to-Value Vehicles and Mortgage | Vintages



56.9%
57.3%
59.8%
58.6%
58.5%
59.7%
Jun-18
Mar-19
Jun-19
Vehicles
Mortgage Loans

Composition of the Payroll Loans Portfolio in Jun-19



12%
9%
79%
Private Sector
Public Sector
INSS

Change in the Mix of the Individuals Portfolio in Brazil



Payroll Loans
Mortgage Loans
Vehicles
Personal Loans
Credit Card
9.0%
12.0%
34.1%
17.8%
27.0%
22.2%
19.9%
7.8%
14.4%
35.8%
Dec-12
Jun-19

(1) Includes installment without interest; (2) Includes nonperforming loans 90 days and overdue loans 1-90 days.

Itaú Unibanco Holding S.A.

page 80

Banking Fee Revenues and Result from Insurance, Pension Plans and Premium Bonds In R$ millions 2Q19 1Q19 2Q18 1H19 1H18 D D D Credit and Debit Cards 3,192 3,280 -2.7% 3,248 -1.7% 6,472 6, 584 -1.7% Card Issuance 2,228 2,175 2.5% 2,022 10.2% 4,403 4, 077 8.0% Acquiring 964 1,106 -12.8% 1,226 -21.4% 2,069 2, 506 -17.4% Current Account Services 1,827 1,846 -1.0% 1,819 0.4% 3,673 3, 637 1.0% Asset Management ¹ 1,270 1,067 19.1% 1,106 14.9% 2,337 2,119 10.3% Fund Management Fees 1,100 888 23.9% 942 16.8% 1,988 1,799 10.5% Consortia Administration Fees 171 17 9 -4.6% 164 4.1% 349 320 9.3% Credit Operations and Guarantees Provided 661 599 10.4% 648 2.0% 1,260 1, 297 -2.8% Collection Services 489 46 7 4.6% 483 1.1% 956 940 1.6% Advisory Services and Brokerage 611 374 63.7% 418 46.4% 985 739 33.3% Other 277 25 8 7.5% 285 -2.6% 535 548 -2.5% Latin America (ex-Brazil) 736 73 2 0.5% 719 2.3% 1,467 1, 390 5.6% Commissions and Fees 9,063 8,622 5.1% 8,726 3.9% 17 ,685 17,255 2.5% Result from Insurance Operations ² 1,675 1,607 4.3% 1,645 1.8% 3,282 3, 247 1.1% Total 10 ,738 10,228 5.0% 10 ,371 3.5% 20,967 20,501 2.3% Operational Coverage Ratio R$ million 86.8% 84.6% 84.8% 84.3% 84.2% 83.3% 82.7% 82.2% 80.3% 10,782 10,738 10,486 10,371 10,228 10,130 10,153 9,845 9,498 38.2% 38.3% 37.3% 37.5% 37.0% 36.8% 36.7% 36.8% 35.3% 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Commissions and Fees and Result from Insurance Operations² Commissions and Fees and Result from Insurance Operations² / Operating Revenues³ Commissions and Fees and Result from Insurance Operations² / Non-interest Expenses (1) Includes fund management fees and consortia management fees. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. (3) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. page 81Banking Fee Revenues and Result from Insurance, Pension Plans and Premium Bonds In R$ millions 2Q19 1Q19 2Q18 1H19 1H18 D D D Credit and Debit Cards 3,192 3,280 -2.7% 3,248 -1.7% 6,472 6, 584 -1.7% Card Issuance 2,228 2,175 2.5% 2,022 10.2% 4,403 4, 077 8.0% Acquiring 964 1,106 -12.8% 1,226 -21.4% 2,069 2, 506 -17.4% Current Account Services 1,827 1,846 -1.0% 1,819 0.4% 3,673 3, 637 1.0% Asset Management ¹ 1,270 1,067 19.1% 1,106 14.9% 2,337 2,119 10.3% Fund Management Fees 1,100 888 23.9% 942 16.8% 1,988 1,799 10.5% Consortia Administration Fees 171 17 9 -4.6% 164 4.1% 349 320 9.3% Credit Operations and Guarantees Provided 661 599 10.4% 648 2.0% 1,260 1, 297 -2.8% Collection Services 489 46 7 4.6% 483 1.1% 956 940 1.6% Advisory Services and Brokerage 611 374 63.7% 418 46.4% 985 739 33.3% Other 277 25 8 7.5% 285 -2.6% 535 548 -2.5% Latin America (ex-Brazil) 736 73 2 0.5% 719 2.3% 1,467 1, 390 5.6% Commissions and Fees 9,063 8,622 5.1% 8,726 3.9% 17 ,685 17,255 2.5% Result from Insurance Operations ² 1,675 1,607 4.3% 1,645 1.8% 3,282 3, 247 1.1% Total 10 ,738 10,228 5.0% 10 ,371 3.5% 20,967 20,501 2.3% Operational Coverage Ratio R$ million 86.8% 84.6% 84.8% 84.3% 84.2% 83.3% 82.7% 82.2% 80.3% 10,782 10,738 10,486 10,371 10,228 10,130 10,153 9,845 9,498 38.2% 38.3% 37.3% 37.5% 37.0% 36.8% 36.7% 36.8% 35.3% 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Commissions and Fees and Result from Insurance Operations² Commissions and Fees and Result from Insurance Operations² / Operating Revenues³ Commissions and Fees and Result from Insurance Operations² / Non-interest Expenses (1) Includes fund management fees and consortia management fees. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. (3) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. page 81

Retail - Merchant Acquiring | REDE Debit Card Transaction Volume Credit Card Transaction Volume R$ million R$ million 81,136 46,057 74,095 72,877 70,376 69,425 40,128 39,959 38,711 38,873 65,915 63,558 63,345 61,937 35,818 35,595 32,234 32,014 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Service Revenues from Acquiring Numbers R$ million % growth 1,444 1,401 1,399 1,283 1,254 2Q19 x 2Q18 1,227 1,180 1,109 1,011 POS number 1.4 million 22.0% Purchase volume R$114.1 billion 12.1% 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 page 82Retail - Merchant Acquiring | REDE Debit Card Transaction Volume Credit Card Transaction Volume R$ million R$ million 81,136 46,057 74,095 72,877 70,376 69,425 40,128 39,959 38,711 38,873 65,915 63,558 63,345 61,937 35,818 35,595 32,234 32,014 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Service Revenues from Acquiring Numbers R$ million % growth 1,444 1,401 1,399 1,283 1,254 2Q19 x 2Q18 1,227 1,180 1,109 1,011 POS number 1.4 million 22.0% Purchase volume R$114.1 billion 12.1% 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 page 82

Insurance, Pension Plan and Premium Bonds D D D In R$ millions 2Q19 1Q19 2Q18 1H19 1H18 Earned Premiums 1,075 1,052 2.2% 1,002 7.2% 2,127 1,985 7.1% Revenues from Pension Plan 117 57 105.6% 192 -38.7% 175 280 -37.6% Revenues from Premium Bonds 107 102 4.6% 117 -8.3% 209 232 -9.6% Managerial Financial Margin (0) 93 -100.1% 97 -100.1% 93 197 -52.9% Commissions and Fees 515 490 5.0% 488 5.5% 1,005 1,005 0.0% Earnings of Affiliates 164 123 33.0% 104 58.2% 287 199 44.4% Revenues from Insurance, Pension Plan and 1,978 1,918 3.1% 1,999 -1.1% 3,896 3,898 -0.1% Premium Bonds Retained Claims (297) (299) -0.8% (335) -11.4% (596) (614) -2.9% Insurance Selling Expenses (6) (12) -51.9% (19) -70.9% (17) (36) -52.7% Result from Insurance, Pension Plan and 1,675 1,607 4.3% 1,645 1.8% 3,282 3,247 1.1% Premium Bonds Recurring Net Income 680 661 2.9% 638 6.6% 1,341 1,319 1.6% Insurance Combined Ratio 61.5% 65.1% -360 bps 66.1% -460 bps 63.3% 63.3% 0 bps Result from Insurance, Pension Plan and Premium Bonds R$ million 1,711 1,675 1,645 1,607 1,602 1,590 1,521 1,487 1,461 6.2% 5.9% 5.9% 5.8% 5.7% 5.6% 5.6% 5.5% 5.4% 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 1 Result from Insurance, Pension Plan and Premium Bonds Operations Result/Operating Revenues (1) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. page 83Insurance, Pension Plan and Premium Bonds D D D In R$ millions 2Q19 1Q19 2Q18 1H19 1H18 Earned Premiums 1,075 1,052 2.2% 1,002 7.2% 2,127 1,985 7.1% Revenues from Pension Plan 117 57 105.6% 192 -38.7% 175 280 -37.6% Revenues from Premium Bonds 107 102 4.6% 117 -8.3% 209 232 -9.6% Managerial Financial Margin (0) 93 -100.1% 97 -100.1% 93 197 -52.9% Commissions and Fees 515 490 5.0% 488 5.5% 1,005 1,005 0.0% Earnings of Affiliates 164 123 33.0% 104 58.2% 287 199 44.4% Revenues from Insurance, Pension Plan and 1,978 1,918 3.1% 1,999 -1.1% 3,896 3,898 -0.1% Premium Bonds Retained Claims (297) (299) -0.8% (335) -11.4% (596) (614) -2.9% Insurance Selling Expenses (6) (12) -51.9% (19) -70.9% (17) (36) -52.7% Result from Insurance, Pension Plan and 1,675 1,607 4.3% 1,645 1.8% 3,282 3,247 1.1% Premium Bonds Recurring Net Income 680 661 2.9% 638 6.6% 1,341 1,319 1.6% Insurance Combined Ratio 61.5% 65.1% -360 bps 66.1% -460 bps 63.3% 63.3% 0 bps Result from Insurance, Pension Plan and Premium Bonds R$ million 1,711 1,675 1,645 1,607 1,602 1,590 1,521 1,487 1,461 6.2% 5.9% 5.9% 5.8% 5.7% 5.6% 5.6% 5.5% 5.4% 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 1 Result from Insurance, Pension Plan and Premium Bonds Operations Result/Operating Revenues (1) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. page 83

Insurance Operations

Earned Premiums Breakdown

R$ million



1,002
1,025
1,045
1,052
1,075
13.2%
9.3%
1.6%
14.7%
13.8%
47.5%
11.6%
9.2%
1.6%
15.7%
14.5%
47.3%
10.7%
9.7%
1.5%
16.2%
14.7%
47.2%
10.4%
9.5%
1.4%
16.7%
15.1%
46.8%
9.2%
9.6%
1.4%
17.3%
15.5%
47.0%
2Q18
3Q18
4Q18
1Q19
2Q19
Life and Personal Accidents
Protected Card
Credit Life
Property risk
Mortgage
Other

Retained Claims Breakdown

R$ million



335
320
294
299
297
36.6%
4.2%
2.5%
10.2%
8.2%
38.3%
34.5%
2.4%
1.6%
10.0%
9.7%
41.9%
32.6%
5.6%
9.1%
13.2%
39.6%
29.2%
3.8%
1.4%
10.9%
13.4%
41.3%
26.1%
4.9%
0.8%
10.1%
14.2%
43.8%
2Q18
3Q18
4Q18
1Q19
2Q19
Life and Personal Accidents
Protected Card
Credit Life
Property risk
Mortgage
Other

Combined Ratio[1]



57.2%
59.9%
59.4%
51.8%
51.2%
56.3%
61.1%
50.5%
57.6%
56.4%
59.2%
57.8%
55.4%
66.6%
68.2%
65.4%
59.2%
55.1%
64.2%
69.0%
60.4%
66.1%
63.9%
64.9%
65.1%
61.5%
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
Combined Ratio
Combined Ratio Ampliado

(1) The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Itaú Unibanco Holding S.A.

page 84

Pension Plan Segment Technical Provisions Focus on Client Experience R$ billion 7 Reasons to Invest 204.8 200.4 Plan your retirement 196.6 1 190.0 185.2 Pay your future health expenses 2 Invest in your kids’ education 3 Plan your taxes expenses 4 2Q18 3Q18 4Q18 1Q19 2Q19 Improve your investment return 5 Technical Provisions by Product R$ billion Flexibility to change pension plan 6 7.2 Traditional Succession planning 7 42.8 Concept 1,3,6,9: How much do the client have to save to enjoy a peaceful retirement? R$204.8 PGBL billions Years of salary accumulated Age 154.8 135 345 VGBL 655 965 2Q19 page 85Pension Plan Segment Technical Provisions Focus on Client Experience R$ billion 7 Reasons to Invest 204.8 200.4 Plan your retirement 196.6 1 190.0 185.2 Pay your future health expenses 2 Invest in your kids’ education 3 Plan your taxes expenses 4 2Q18 3Q18 4Q18 1Q19 2Q19 Improve your investment return 5 Technical Provisions by Product R$ billion Flexibility to change pension plan 6 7.2 Traditional Succession planning 7 42.8 Concept 1,3,6,9: How much do the client have to save to enjoy a peaceful retirement? R$204.8 PGBL billions Years of salary accumulated Age 154.8 135 345 VGBL 655 965 2Q19 page 85

Non-interest Expenses

In R$ millions	2Q19	1Q19	Δ	2Q18	Δ	2H19	2H18	Δ
Personnel Expenses	(5,545)	(5,300)	4.6%	(5,193)	6.8%	(10,846)	(10,277)	5.5%
Administrative Expenses	(4,234)	(4,113)	2.9%	(4,153)	1.9%	(8,347)	(8,033)	3.9%
Operating Expenses	(1,179)	(1,082)	9.0%	(1,230)	-4.2%	(2,260)	(2,397)	-5.7%
Other Tax Expenses [1]	(95)	(84)	12.5%	(80)	19.0%	(179)	(157)	14.2%
Total Brazil	**(11,053)**	**(10,580)**	**4.5%**	**(10,656)**	**3.7%**	**(21,632)**	**(20,863)**	**3.7%**
Latin America (ex-Brazil) [2]	(1,616)	(1,570)	2.9%	(1,605)	0.7%	(3,186)	(3,074)	3.6%
Total	**(12,669)**	**(12,150)**	**4.3%**	**(12,261)**	**3.3%**	**(24,819)**	**(23,938)**	**3.7%**

Voluntary Severance Program: the opportunity of a safe career transition, benefiting employees who meet some requirements.

Branches and Client Service Branches [3,4]



Amout
5,365
31
3,941
852
541
5,279
94
3,821
824
540
5,103
135
3,653
766
549
4,981
160
3,591
703
527
4,904
160
3,531
697
516
4,917
173
3,531
700
513
4,940
195
3,530
703
512
4,934
195
3,527
691
521
4,722
196
3,332
686
508
Dec-14
Dec-15
Dec-16
Dec-17
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

Number of Employees [5]



Amout
100,631
13,681
758
86,192
97,865
13,672
712
83,481
94,779
13,260
648
80,871
99,332
13,223
572
85,537
99,914
13,193
577
86,144
100,756
13,101
585
87,070
100,335
12,968
566
86,801
99,661
12,908
549
86,204
98,446
12,738
547
85,161
Dec-14
Dec-15
Dec-16
Dec-17
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Brazil
Abroad (ex-Latin America)
Latin America

(1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation; (3) Includes IBBA representative offices abroad; (4) Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Uruguay, Panama and Paraguay; (5) For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

Itaú Unibanco Holding S.A.
page 86

Efficiency Ratio and Risk-Adjusted Efficiency Ratio



63.4
63.3
65.7
60.8
61.0
61.3
61.7
60.9
60.9
45.7
47.3
49.2
45.9
47.1
48.8
48.7
46.3
46.2
45.5
66.6
45.3
65.0
46.4
64.2
47.0
63.3
47.4
62.7
47.7
62.2
47.6
61.2
47.7
61.2
47.5
61.2
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Risk-Adjusted Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Quarterly Risk-Adjusted Efficiency Ratio (%)

Risk-Adjusted Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit / (Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds + Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Itaú Unibanco Holding S.A.

page 87

Balance Sheet – Assets and Liabilities

R$ million

Assets	2Q19	1Q19	Δ	2Q18	Δ
Current and Long-term Assets	**1,644,066**	**1,617,065**	**1.7%**	**1,514,685**	**8.5%**
Cash and Cash Equivalents	33,242	30,376	9.4%	25,402	30.9%
Short-term Interbank Investments	284,781	284,398	0.1%	277,465	2.6%
Securities and Derivative Financial Instruments	473,608	464,081	2.1%	449,462	5.4%
Interbank and Interbranch Accounts	134,741	133,331	1.1%	119,863	12.4%
Loan, Lease and Other Loan Operations	552,909	543,654	1.7%	518,510	6.6%
(Allowance for Loan Losses)	(31,952)	(33,048)	-3.3%	(34,308)	-6.9%
Other Assets	196,738	194,274	1.3%	158,292	24.3%
Permanent Assets	**34,312**	**34,359**	**-0.1%**	**27,999**	**22.5%**
Total Assets	**1,678,378**	**1,651,425**	**1.6%**	**1,542,684**	**8.8%**

Liabilities	2Q19	1Q19	Δ	2Q18	Δ
Current and Long-Term Liabilities	**1,537,520**	**1,516,436**	**1.4%**	**1,405,008**	**9.4%**
Deposits	463,259	461,487	0.4%	426,595	8.6%
Deposits Received under Securities Repurchase Agreements	316,543	328,028	-3.5%	315,554	0.3%
Fund from Acceptances and Issue of Securities	125,336	117,040	7.1%	115,008	9.0%
Interbank and Interbranch Accounts	55,243	50,807	8.7%	42,871	28.9%
Borrowings and Onlendings	72,788	69,630	4.5%	61,872	17.6%
Derivative Financial Instruments	35,655	27,599	29.2%	31,655	12.6%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	211,905	207,308	2.2%	191,765	10.5%
Other Liabilities	256,790	254,537	0.9%	219,688	16.9%
Deferred Income	**2,606**	**2,667**	**-2.3%**	**2,678**	**-2.7%**
Minority Interest in Subsidiaries	**12,515**	**12,498**	**0.1%**	**13,240**	**-5.5%**
Stockholders' Equity	**125,737**	**119,824**	**4.9%**	**121,758**	**3.3%**
Total Liabilities and Equity	**1,678,378**	**1,651,425**	**1.6%**	**1,542,684**	**8.8%**

Itaú Unibanco Holding S.A.

page 88

Total Assets | Evolution and Breakdown

R$ billion



1,503.5
1,649.6
1,678.4
521.0
452.8
473.6
196.7
34.3
2017
2018
2Q19
31.0% Loans Portfolio [1]
27.0% Cash and Cash Equivalents, Interbank Investments and Interbank and Interbranch Accounts
28.2% Securities and Derivatives Financial Instruments
11.7% Other
2.0% Permanent Assets

Securities and Derivatives Breakdown



41.4%
31.0%
13.7%
7.2%
6.6%
Pension Plans Fund Quotas
Domestic Government Bonds
Corporate Securities
International Government Bonds
Derivatives

Loans Breakdown



27.9%
18.5%
13.6%
14.3%
8.0%
8.9%
5.8%
3.1%
Latin America
Corporate
SME's
Credit Cards
Mortgage
Payroll Loans to Individuals
Personal Loans
Vehicles

(1) Net of Allowance for Loan Losses.

Itaú Unibanco Holding S.A.

page 89

Total Liabilities | Evolution and Breakdown


R$ billion
1,503.5
1,649.6
1,678.4
552.5
352.6
219.9
211.9
163.7
125.7
52.0
2017
2018
2Q19
32.9% Deposits, Debentures and Funds from Bills and Structured Operations Certificates
21.0% Deposits Received under Securities, Repurchase Agreements and Fund from Acceptances and Issue of Securities [1]
13.1% Others [2]
12.6% Technical Provisions for Insurance, Pension Plans and Capitalization
9.8% Interbank and Interbranch Accounts, Borrowings and Onlendings and Derivative Financial Instruments
7.5% Stockholder´s Equity
3.1% Subordinated Debt [3]

Deposits Breakdown


0.4%
15.8%
29.7%
54.1%
Time deposits
Savings accounts
Demand deposits
Interbank and Other deposits

Deposits (Maturity Breakdown)


31.8%
3.3%
6.7%
58.2%
0-30
31-180
181-365
Over 365 days

(1) Does not include debentures, Funds from Bills and Structured Operations Certificates; (2) Includes Deferred Income, Minority Interest in Subsidiaries and Other Liabilities; (3) Considers perpetual subordinate notes since 2018.

Itaú Unibanco Holding S.A.
page 90

Funding

- Loan Portfolio mainly funded by **domestic client funding**
- **Diversified** funding base

In R$ millions, end of period	2Q19	1Q19	Δ	2Q18	Δ
Demand Deposits	73,352	74,757	-1.9%	70,646	3.8%
Savings Deposits	137,568	136,613	0.7%	127,342	8.0%
Time Deposits	250,521	248,049	1.0%	225,762	11.0%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	10,426	15,336	-32.0%	35,392	-70.5%
Funds from Bills [(1)] and Structured Operations Certificates	78,824	72,002	9.5%	71,540	10.2%
(1) Funding from Account Holders and Institutional Clients	**550,691**	**546,757**	**0.7%**	**530,682**	**3.8%**
Onlending	14,615	15,855	-7.8%	20,221	-27.7%
(2) Total - Funding from Clients	**565,306**	**562,612**	**0.5%**	**550,902**	**2.6%**
Assets Under Administration	1,200,283	1,158,642	3.6%	1,050,220	14.3%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	211,905	207,308	2.2%	191,765	10.5%
(3) Total – Clients	**1,977,495**	**1,928,562**	**2.5%**	**1,792,887**	**10.3%**
Interbank deposits	1,814	2,065	-12.1%	2,843	-36.2%
Funds from Acceptance and Issuance of Securities	46,513	45,038	3.3%	43,468	7.0%
Total Funds from Clients + Interbank Deposits	**2,025,822**	**1,975,665**	**2.5%**	**1,839,198**	**10.1%**

In R$ millions, end of period	2Q19	1Q19	Δ	2Q18	Δ
Funding from Clients	565,306	562,612	0.5%	550,902	2.6%
Funds from Acceptance and Issuance of securities Abroad	46,513	45,038	3.3%	43,468	7.0%
Borrowings	58,174	53,775	8.2%	41,652	39.7%
Other [(2)]	28,334	28,946	-2.1%	30,613	-7.4%
Total (A)	**698,326**	**690,371**	**1.2%**	**666,635**	**4.8%**
(-) Reserve Required by Brazilian Central Bank	(95,478)	(94,854)	0.7%	(93,008)	2.7%
(-) Cash (currency) [(3)]	(33,242)	(30,376)	9.4%	(25,402)	30.9%
Total (B)	**569,607**	**565,141**	**0.8%**	**548,225**	**3.9%**
Loan Portfolio (C) [(4)]	**552,909**	**543,654**	**1.7%**	**518,510**	**6.6%**
Loan Portfolio / Gross Funding (C/A)	**79.2%**	**78.7%**	**43 bps**	**77.8%**	**140 bps**
Loan Portfolio / Net Funding (C/B)	**97.1%**	**96.2%**	**87 bps**	**94.6%**	**249 bps**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. (4) The loan portfolio balance does not include financial guarantees provided.

Itaú Unibanco Holding S.A.

page 91

Funding

Funding from Clients [1]



In R$ billions
1,648
1,682
1,747
1,805
1,839
1,912
1,949
1,976
2,026
1,070
1,116
1,154
1,215
1,242
1,290
1,335
1,366
1,412
506
499
525
523
531
555
552
547
551
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Funding from Account Holders and Institutional Clients
Assets Under Administration + Technical Provisions for Insurance, Pension Plan and Premium Bonds
Total Funds from Clients + Interbank Deposits

(1) Includes institutional clients in the proportion of each type of product invested by them.

Ratio between Loan Portfolio and Funding [2]



89.8%
90.8%
91.1%
91.7%
94.6%
91.8%
96.4%
96.2%
97.1%
73.9%
73.9%
74.4%
74.5%
77.8%
76.1%
77.5%
78.7%
79.2%
650
633
664
665
667
697
687
690
698
115
118
122
125
118
119
135
125
129
480
468
494
495
519
531
532
544
553
534
515
542
540
548
578
553
565
570
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Funding from Clients (R$ billion)
Reserve Requirements and Cash
Loan Portfolio (R$ billion) [3]
Loan Portfolio [3] / Gross Funding
Loan Portfolio [3] / Funding [4]

% Funding (Maturity Breakdown)



181-365
7.3%
31-180
7.8%
31.8%
Over 365
0-30
53.1%

(2) Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds; (3) The loan portfolio balance does not include financial guarantees provided; (4) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

Itaú Unibanco Holding S.A.

page 92

Capital Ratios (BIS) | Prudential Conglomerate [1]

In R$ millions, end of period	2Q19	1Q19
Core Capital	115,498	109,156
Tier I (Core Capital + Additional Capital)	126,373	120,124
Referential Equity (Tier I and Tier II)	138,267	132,056
Total Risk-weighted Exposure (RWA)	**847,001**	**823,818**
Credit Risk-weighted Assets (RWA_{CPAD})	724,300	705,894
Operational Risk-weighted Assets (RWA_{OPAD})	81,341	81,341
Market Risk-weighted Assets (RWA_{MINT})	41,360	36,583
Core Capital Ratio	13.6%	13.3%
Tier I Ratio	14.9%	14.6%
BIS (Referential Equity / Total Risk-weighted Exposure)	16.3%	16.0%

(1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Itaú Unibanco Holding S.A.

page 93

Capital Ratios Full aplication of Basel III rules│ June 30, 2019 rd Payment of R$7.7 billion in complementary dividends on August 23 , 2019. 14.9% 14.6% -0.1% 0.8% -0.4% 1.3% 1.3% 13.6% 13.3% Tier I 2Q19 net inco me and Prudential Adjustments RWA Tier I Mar-19 other equity changes Jun-19 Common Equity Tier I (CET I) Additional Tier I (AT1) page 94Capital Ratios Full aplication of Basel III rules│ June 30, 2019 rd Payment of R$7.7 billion in complementary dividends on August 23 , 2019. 14.9% 14.6% -0.1% 0.8% -0.4% 1.3% 1.3% 13.6% 13.3% Tier I 2Q19 net inco me and Prudential Adjustments RWA Tier I Mar-19 other equity changes Jun-19 Common Equity Tier I (CET I) Additional Tier I (AT1) page 94

Capital Requirement under the Basel Committee, BACEN and ITUB Target ITUB Target Minimum Capital Required Basel II Basel III 15.0% 1.5% 1.5% 11.5% 11.0% 2.0% 8.0% If total capital falls 1.5% Subordinated 5.5% below 11.5%, debt (TII) restrictions will T1= 13.5% 12.0% Stockholders`equity start to be applied 4.0% (CET1) to the distribution 8.0% T1= 9.5% of dividends and Perpetual bonus 5.5% Bonds (AT1) T1= CET1 + AT1 4.0% 2004 2004 2019 (Basel) (BACEN) 0% 0% 100% 100% Deductions Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5% page 95Capital Requirement under the Basel Committee, BACEN and ITUB Target ITUB Target Minimum Capital Required Basel II Basel III 15.0% 1.5% 1.5% 11.5% 11.0% 2.0% 8.0% If total capital falls 1.5% Subordinated 5.5% below 11.5%, debt (TII) restrictions will T1= 13.5% 12.0% Stockholders`equity start to be applied 4.0% (CET1) to the distribution 8.0% T1= 9.5% of dividends and Perpetual bonus 5.5% Bonds (AT1) T1= CET1 + AT1 4.0% 2004 2004 2019 (Basel) (BACEN) 0% 0% 100% 100% Deductions Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5% page 95

Payout Practice In order to manage capital efficiently, aiming at creating value to our shareholders, we announced through a Material Fact disclosed on September 26, 2017, that we intend to: Total Payout simulation Maintain the practice of paying dividends to keep Tier I Capital at 13.5% under different return and growth scenarios, assuming no acquisitions or change in and interest on own capital at 35% of net capital requirements income (however we excluded the maximum limit previously determined at 45%). Set forth, through the Board of Directors, the total amount to be distributed each year considering: our capitalization level, the minimum Tier 1 Capital of 13.5% (this ratio must be composed of at least 12% of Core Capital), the profitability in the year, The percentage to be distributed may change every year based on the company’s profitability and expectations of capital use and changes in capital demands, always considering the minimum set forth in the Bylaws. tax legislation. Payout e Recompra de Ações Dividend Yield ¹ Dividends and IOC ² 22.9 89.2% 10 0.0% In R$ billions 83.0% 2.0% 80 .0% 12.4% 49.3% 60 .0% Reserved in Equity 16.4 Recompra de Ações 7.5% 4.3% 40 .0% 87.2% 70.6% Payout Paid and provisioned em 2018 6.0 20 .0% 45.0% Shares Buyback 0.5 0.0% 2016 2017 2018 2018 (1) Considers the payout of 89.2% and the average daily closing price in 2018; (2) Dividends and IOC net of taxes. page 96Payout Practice In order to manage capital efficiently, aiming at creating value to our shareholders, we announced through a Material Fact disclosed on September 26, 2017, that we intend to: Total Payout simulation Maintain the practice of paying dividends to keep Tier I Capital at 13.5% under different return and growth scenarios, assuming no acquisitions or change in and interest on own capital at 35% of net capital requirements income (however we excluded the maximum limit previously determined at 45%). Set forth, through the Board of Directors, the total amount to be distributed each year considering: our capitalization level, the minimum Tier 1 Capital of 13.5% (this ratio must be composed of at least 12% of Core Capital), the profitability in the year, The percentage to be distributed may change every year based on the company’s profitability and expectations of capital use and changes in capital demands, always considering the minimum set forth in the Bylaws. tax legislation. Payout e Recompra de Ações Dividend Yield ¹ Dividends and IOC ² 22.9 89.2% 10 0.0% In R$ billions 83.0% 2.0% 80 .0% 12.4% 49.3% 60 .0% Reserved in Equity 16.4 Recompra de Ações 7.5% 4.3% 40 .0% 87.2% 70.6% Payout Paid and provisioned em 2018 6.0 20 .0% 45.0% Shares Buyback 0.5 0.0% 2016 2017 2018 2018 (1) Considers the payout of 89.2% and the average daily closing price in 2018; (2) Dividends and IOC net of taxes. page 96

Ratings

FitchRatings

International						National	
Viability	Support	Local Currency		Foreign Currency			
		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
bb+	4	BB	B	BB	B	AAA (bra)	F1+ (bra)

Moody's

International				National	
Subordinated Debt Foreign Currency	Senior Unsecured Debt Foreign Currency	Issuer Local Currency		Issuer	
Long Term	Long Term	Long Term	Short Term	Long Term	Short Term
(P) Ba3	(P) Ba3	Ba3	NP	A1. br	BR-1

Standard &Poor's

International				National	
Local Currency		Foreign Currency			
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
BB-	B	BB-	B	brAAA	brA-1+

Itaú Unibanco Holding S.A.

page 97

Digital Transformation 5Digital Transformation 5

Digital Strategy | Customer needs Does not want to waste time in traffic MOBILITY Wants access to Customers nice and easy LEISURE entertainment expectations have changed. Needs to communicate with his/her network They demand high-quality COMMUNICATION anytime, anywhere experiences rather than just products and services. Seeks to have new experiences and convenience TRAVEL while traveling FULL SERVICE CONSUMING MUSIC Seeks intelligent and integrated solutions Wants as many product Wants to listen to (super apps) to make options as possible to their favorite albuns everyday life easier choose from when anytime, anywhere necessary page 99Digital Strategy | Customer needs Does not want to waste time in traffic MOBILITY Wants access to Customers nice and easy LEISURE entertainment expectations have changed. Needs to communicate with his/her network They demand high-quality COMMUNICATION anytime, anywhere experiences rather than just products and services. Seeks to have new experiences and convenience TRAVEL while traveling FULL SERVICE CONSUMING MUSIC Seeks intelligent and integrated solutions Wants as many product Wants to listen to (super apps) to make options as possible to their favorite albuns everyday life easier choose from when anytime, anywhere necessary page 99

Digital Strategy | Customer ownership is the new rule Continuously listen to Respect customer customers and follow up privacy to get their feedback Motivate employees Act proactively to to stay engaged anticipate needs Build customer empathy Adapt to customer demands into processes and policies and circumstances in real time Act systematically to improve customer experience What really matters is to have the customer in the center of everything we do page 100Digital Strategy | Customer ownership is the new rule Continuously listen to Respect customer customers and follow up privacy to get their feedback Motivate employees Act proactively to to stay engaged anticipate needs Build customer empathy Adapt to customer demands into processes and policies and circumstances in real time Act systematically to improve customer experience What really matters is to have the customer in the center of everything we do page 100

Digital Strategy | How to achieve customer ownership? Innovators Incumbents X Challenge: change Challenge: scale “Incumbents must find innovation before innovators find distribution” page 101Digital Strategy | How to achieve customer ownership? Innovators Incumbents X Challenge: change Challenge: scale “Incumbents must find innovation before innovators find distribution” page 101

Digital Strategy | What is Itaú Unibanco doing to achieve customer ownership? Bulding digital capabilities on top of major strenghts. Leverage Develop + The capability to continuously transform Lots of data Large customer base + speed to extend our digital offer value proposition addressing A full range of products and services deep knowledge of customer real customer needs page 102Digital Strategy | What is Itaú Unibanco doing to achieve customer ownership? Bulding digital capabilities on top of major strenghts. Leverage Develop + The capability to continuously transform Lots of data Large customer base + speed to extend our digital offer value proposition addressing A full range of products and services deep knowledge of customer real customer needs page 102

Speed to extend our digital offer (10x) + speed to extend our digital offer 10x 2x Methodologies CI/CD Processes Business + tech Test automation integration Delivery Technologies using AI (digital channels) Cloud Communities Legacy modernization Business + tech Agile and Analytics Cubo integration (all design Ops (innovation Delivery Communities) thinking ecosystem) 2010 2018 page 103Speed to extend our digital offer (10x) + speed to extend our digital offer 10x 2x Methodologies CI/CD Processes Business + tech Test automation integration Delivery Technologies using AI (digital channels) Cloud Communities Legacy modernization Business + tech Agile and Analytics Cubo integration (all design Ops (innovation Delivery Communities) thinking ecosystem) 2010 2018 page 103

Working model | Digital-oriented organization

+ speed to extend our digital offer

Customer centricity means managing the organization in a new way.

	TRADITIONAL	MODERN
	Project management and execution	**Continuous evolution of our digital solutions**
Team organization	People move with each new project	Stable teams working in collaboration
Value capture	Months/years	Weeks
Customer involvement	After solution is reached	Constant iterations and continuous feedback
Working method	Waterfall	Agile, lean and design thinking



BUSINESS + TECHNOLOGY



PLATFORMS IN CONTINUOUS EVOLUTION

DELIVERY COMMUNITIES

Moving from command and control to autonomy



Technology
User Experience
Product
Business obj. 1
Business obj. 2
Business obj. 3
Business obj. 4
Data science
Operations

Delivery communities are ruled by agile and lean principles.

Itaú Unibanco Holding S.A.
page 104

Technology platform | Legacy modernization + speed to extend our digital offer Microservices advantages: • Scalability and flexibility Benefits of • More frequent deliveries • Availability modernization • Time-to-money reduction • Cost and lock-in reduction Batch processing architecture Event-driven • Digital, customer-centric technology ONLINE BATCH SYSTEMS • Operational risk reduction Managerial SYSTEMS Managerial • Enabling open banking Accounting Accounting We are also employing • Payments Receivables external platforms to speed up • Credit card Receivables the delivery of news solutions • Current account (products and services) Data Lake Data Lake page 105Technology platform | Legacy modernization + speed to extend our digital offer Microservices advantages: • Scalability and flexibility Benefits of • More frequent deliveries • Availability modernization • Time-to-money reduction • Cost and lock-in reduction Batch processing architecture Event-driven • Digital, customer-centric technology ONLINE BATCH SYSTEMS • Operational risk reduction Managerial SYSTEMS Managerial • Enabling open banking Accounting Accounting We are also employing • Payments Receivables external platforms to speed up • Credit card Receivables the delivery of news solutions • Current account (products and services) Data Lake Data Lake page 105

Technology platform | Cloud + speed to extend our digital offer Technology tools that support our working model. Cloud Why is cloud computing important to us? more 8x • Time-to-money reduction solutions • Application modernization in cloud • Cost efficiency • Operational risk reduction 2017 2018 • Access to public cloud tools 2018 2019 Until 2021 50% of financial benefit 70% of projects Cloud computing expected to be used in the have cloud solutions. projects main interfaces with customers. At least one used cloud solutions. Multi-cloud in at least 3 providers. public cloud provider used. Access to tools that add value for customers page 106Technology platform | Cloud + speed to extend our digital offer Technology tools that support our working model. Cloud Why is cloud computing important to us? more 8x • Time-to-money reduction solutions • Application modernization in cloud • Cost efficiency • Operational risk reduction 2017 2018 • Access to public cloud tools 2018 2019 Until 2021 50% of financial benefit 70% of projects Cloud computing expected to be used in the have cloud solutions. projects main interfaces with customers. At least one used cloud solutions. Multi-cloud in at least 3 providers. public cloud provider used. Access to tools that add value for customers page 106

Technology platform | DevOps and SRE

+ speed to extend our digital offer

Accelerate integration, continuous deployment and software delivery.

DevOps and SRE


DevOps
Incorporate practices to shorten the development life cycle while delivering features, fixes and updates
Developers
IT Operations
SRE
Waterfall
Design
Code
Test
Deploy
CI/CD
Waterfall
Agile
Design
Code
Test
Code
Test
Code
Test
Deploy
CI/CD
Agile
DevOps
Design
CI/CD
DevSecOps

Itaú Unibanco Holding S.A.

page 107

CUBO | Innovation ecosystem

+ speed to extend our digital offer

Cubo is the **largest hub** for technological entrepreneurship promotion in **Latin America.**

cubo + Itaú

215,000+ ft²

2,000 people/day

24 sponsors

1,100 residents (120 startups)

400 startups members

70+ projects between the bank and Cubo startups

13 floors + rooftop







4 events/day
1,000 events/year

Founders: Itaú, Redpoint eventures

Business verticals: Industry | Retail | Health | Education | Fintech

Partnerships: Renault, brMalls, dasa, kroton, cisco, CI&T, Schneider Electric, accenture digital, Sapore + others

Awards since 2015:

- Spark Awards
- IF Design Award
- International Visual Identity Awards
- Financial Innovation Awards 2016
- Startup Awards

Itaú Unibanco Holding S.A. page 108

Technology platform | Data analytics and AI

deep knowledge of customer

Understand customers and leverage the business.

Generated value

Value capture with **AI** and **analytics** has been increasing


(base 100)
100
270
375
2017
2018
2019

Average ROI **1500%**

Training and capacity building

Human capital training and knowledge dissemination

Number of data scientists at Itaú Unibanco:


+548%
+16%
33
214
~250
2017
2018
2019

Itaú Analytics Training Program:

- 7 months long
- 400h training

Partnerships:

Stanford University
MIT Massachusetts Institute of Technology
USP

Analytics Ops

Efficient strategy for model deployment


7x faster
4x faster
2017
2018
2019



VIRTUAL ASSISTANT
Artificial intelligence algorithm is retrained every week

Itaú Unibanco Holding S.A.

page 109

Technology platform | Open banking deep knowledge of customer More data about our customers. PHASE 1 PHASE 2 PHASE 3 PHASE 4 2022 2020 2021 CURRENT ACCOUNT INFORMATION PAYMENT PRODUCT INFORMATION CUSTOMER DATA CREDIT INFORMATION Location of points of service, Name, parents’ names, Data related to deposit accounts, Payment initiation, cash product features, contract terms address etc. credit transactions, other products transfers, payments for and conditions, financial costs etc. and services contracted by customers products and services etc. etc. Great opportunity for customer ownership. page 110Technology platform | Open banking deep knowledge of customer More data about our customers. PHASE 1 PHASE 2 PHASE 3 PHASE 4 2022 2020 2021 CURRENT ACCOUNT INFORMATION PAYMENT PRODUCT INFORMATION CUSTOMER DATA CREDIT INFORMATION Location of points of service, Name, parents’ names, Data related to deposit accounts, Payment initiation, cash product features, contract terms address etc. credit transactions, other products transfers, payments for and conditions, financial costs etc. and services contracted by customers products and services etc. etc. Great opportunity for customer ownership. page 110

Human capital | Iniciatives

deep knowledge of customer





Performance based on cooperation

Evaluation combines collective indicators and individual efforts

Data scientist

Analytics Education Program





VOU
COMO
SOU

Dress code flexibility

Valuing and respecting people's unique personalities



New ways to attract talent

Hackathons pre-select new employees

+ 5,000 people (2018)



Delivery Communities

+ 7,000 people



29 Communities



New technology building

Redesigned spaces to encourage cooperation, creativity and productivity

Itaú Unibanco Holding S.A.

page 111

Digital Strategy | Our initiatives are reflected in numbers Significant improvement in indicators: Lead time More value Regulatory environment Attended more regulatory Reduced delivery time for Highest return on financial requirements using technology technology solutions benefit projects (Base 100) (Base 100) (Base 100) -48% +161% +122% +95% +97% -22% -33% 261 222 +34% 100 +12% 78 134 52 112 100 100 2016 2017 2018 2016 2017 2018 2016 2017 2018 Leadtime More value Regulatory environment +167% -22% -10% 267 100 100 90 78 100 1H18 1H18 1H18 1H19 1H19 1H19 page 112Digital Strategy | Our initiatives are reflected in numbers Significant improvement in indicators: Lead time More value Regulatory environment Attended more regulatory Reduced delivery time for Highest return on financial requirements using technology technology solutions benefit projects (Base 100) (Base 100) (Base 100) -48% +161% +122% +95% +97% -22% -33% 261 222 +34% 100 +12% 78 134 52 112 100 100 2016 2017 2018 2016 2017 2018 2016 2017 2018 Leadtime More value Regulatory environment +167% -22% -10% 267 100 100 90 78 100 1H18 1H18 1H18 1H19 1H19 1H19 page 112

Digital experience | Itaú Unibanco customers are increasingly going digital

Use of Digital Channels[1]

number of current account holders (in millions)


Individuals
9.1
10.3
11.9
Jun-17
Jun-18
Jun-19
Companies
1.0
1.1
1.2
Jun-17
Jun-18
Jun-19

Share of Transactions[2]
Through digital channels

	1H17	1H19
Credit [3]	17%	20%
Investments [3]	37%	46%
Payments [3]	66%	81%
Transfers [4]	88%	94%

New Accounts

individuals accounts (in thousands)


984
1,007
1,056
42
127
205
2Q17
2Q18
2Q19
Abreconta App
Brick and Mortar Branches

Share of Digital Operations on the Retail Operating Revenues


28%
1H17
72%
32%
1H19
68%
Digital Branches
Brick and Mortar Branches

1H19 Efficiency Ratio

67% Brick and Mortar Branches

vs.

25% Digital Branches

(1) Internet, mobile and SMS on Retail Bank; (2) Total transaction volume considers financial transactions (payments, credit operations, transfers, among others) and non-financial transactions (current account balance inquiries, investment balance inquiries and among others); (3) Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment; (4) Share of digital channels in quantity of transfers between different banks in the Retail Bank segment.

Itaú Unibanco Holding S.A.
page 113

Digital Strategy | Continuous updates for a better experience 1st bank APP ITAÚ (INDIVIDUALS) offering bank account opening by mobile phone + 11 MM individual clients using digital channels + 40 new features on the mobile 1st bank channel offering a leaner smartphone app 318 updates in our apps in 2018 Average: 2 updates a month per app Card receivables APP ITAÚ EMPRESAS control by phone 3,8 4,4 Updated in 12/31/2018 page 114Digital Strategy | Continuous updates for a better experience 1st bank APP ITAÚ (INDIVIDUALS) offering bank account opening by mobile phone + 11 MM individual clients using digital channels + 40 new features on the mobile 1st bank channel offering a leaner smartphone app 318 updates in our apps in 2018 Average: 2 updates a month per app Card receivables APP ITAÚ EMPRESAS control by phone 3,8 4,4 Updated in 12/31/2018 page 114

Digital Strategy | Efficiency focus, while continuously investing in technology Technology investments 160 130 122 18% 100 Inflation (IPCA) accumulated in 111 106 100 101 the period 70.1 64.2 61.2 60.7 47.6 46.4 46.3 45.3 2016 2017 2018 2019 (E) Efficiency Ratio (%) Risk-Adjusted Efficiency Ratio (%) Non-interest Expenses (Base 100) Technology investments (Base 100) page 115Digital Strategy | Efficiency focus, while continuously investing in technology Technology investments 160 130 122 18% 100 Inflation (IPCA) accumulated in 111 106 100 101 the period 70.1 64.2 61.2 60.7 47.6 46.4 46.3 45.3 2016 2017 2018 2019 (E) Efficiency Ratio (%) Risk-Adjusted Efficiency Ratio (%) Non-interest Expenses (Base 100) Technology investments (Base 100) page 115

Digital Strategy | REDE commercial initiative

rede **ended the prepayment rate on credit card transactions without installments**

New initiative for clients...

Using any POS machine from REDE with a bank domicile in **Itaú Unibanco.**

Annual sales up to **R$30 million.**

June 2019 highlights

NEW CLIENTS

+ **73%** compared to June 2018.
+ **112%** appointing Itaú as their bank domicile.

FLEX

+ **140%** increase in client usage compared to June 2018.
+ **64%** in the volume of transactions.



After this initiative

+ 8 Points NPS in the year

Itaú Unibanco Holding S.A.

page 116

Itaú

Digital Strategy | Credicard ZERO Paperless, zero fee credit card. Zero annuity and distinguished loyalty program that converts into miles of any company • 100% digital sale: 691k new customers Customer recognition • 45% lower operational costs and 69% lower Global acquisition costs NPS 74 Available on: Digital Paperless Value for money Digital Experience (+expense – churn) benefit page 117Digital Strategy | Credicard ZERO Paperless, zero fee credit card. Zero annuity and distinguished loyalty program that converts into miles of any company • 100% digital sale: 691k new customers Customer recognition • 45% lower operational costs and 69% lower Global acquisition costs NPS 74 Available on: Digital Paperless Value for money Digital Experience (+expense – churn) benefit page 117

Digital Strategy | Personalized investment offer

A customized selection of investment products by Itaú or other companies.


INVESTIMENTO
36
THE BEST OF A BANK AND A BROKER IN THE SAME PLACE

+ **knowledge** and **understanding** of customer.

Transparent recommendations, respecting investor profile and goals.

Main products and services

- **Funds**
- **Stocks**
- **Tesouro Direto**
- **Savings**
- **Retirement**
- **CDB and fixed income**

Itaú Unibanco Holding S.A.

page 118

Digital Strategy | Insurance open platform Expansion of insurance portfolio with complementary products offered by partner insurance companies. Residential / Auto Corporate Healthcare 2018 Capitalization 2017 Life Card protection Smartphone Assistance categories protection 07 11 insurers 02 08 Dental Travel channels Payment 05 07 protection/ products Guarantee 29 39 + Post-sale Multi-channel Specialized Easy access and Benefits: excellence distribution salesforce convenience for customers focused on fee business page 119Digital Strategy | Insurance open platform Expansion of insurance portfolio with complementary products offered by partner insurance companies. Residential / Auto Corporate Healthcare 2018 Capitalization 2017 Life Card protection Smartphone Assistance categories protection 07 11 insurers 02 08 Dental Travel channels Payment 05 07 protection/ products Guarantee 29 39 + Post-sale Multi-channel Specialized Easy access and Benefits: excellence distribution salesforce convenience for customers focused on fee business page 119

Digital Strategy | iti Iti is a multi-purpose platform that allows clients and non-clients to pay, buy, transfer and receive money instantaneously peer-to-peer or through a QR code. Individuals • Access to 800.000 Rede merchants • No minimum income or bank account requirements • Pay, buy, transfer and receive money easily and instantly, using just a smartphone • Virtual wallet: credit cards (of any bank) to make payments • Discounts and benefits in partner retailers • Zero fee offer (freemium) page 120Digital Strategy | iti Iti is a multi-purpose platform that allows clients and non-clients to pay, buy, transfer and receive money instantaneously peer-to-peer or through a QR code. Individuals • Access to 800.000 Rede merchants • No minimum income or bank account requirements • Pay, buy, transfer and receive money easily and instantly, using just a smartphone • Virtual wallet: credit cards (of any bank) to make payments • Discounts and benefits in partner retailers • Zero fee offer (freemium) page 120

Itaú Unibanco in Capital Markets 6Itaú Unibanco in Capital Markets 6

Non-voting Shares Appreciation | ITUB4 and ITUB

Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to June 28, 2019


600
376
278
271
Oct-08
Oct-09
Oct-10
Oct-11
Oct-12
Oct-13
Oct-14
Oct-15
Oct-16
Oct-17
Oct-18
Jun-19
ITUB4 - Without dividend reinvestiment
ITUB4 - With dividend reinvestiment
IBOVESPA Index
CDI


318
206
153
150
Oct-08
Oct-09
Oct-10
Oct-11
Oct-12
Oct-13
Oct-14
Oct-15
Oct-16
Oct-17
Oct-18
Jun-19
ITUB - Without dividend reinvestiment
ITUB - With dividend reinvestiment
IBOVESPA Index (in USD)
CDI (in USD)

Fonte: Economatica

Itaú Unibanco Holding S.A.

page 122

Sustainability 7Sustainability 7

Sustainability Timeline

2000 – First cell for analysis of environmental and social risks

2005 – Sustainability Governance (executive level)

2007 – Sustainability Committee (officers level)

2008 – Itaú Unibanco Merger

2010 – Sustainable performance in corporate vision

2013 – Creation of operating committees

2014 – Central Bank Regulation

2016 – Sustainability at the board of directors' Strategy Committee

2017 – Superior Ethics and Sustainability Committee; Revision of the sustainability strategy

2018 – Definition of our Sustainable Financial Drivers

2019

Positive Impact Commitment and Principles for Responsible banking

We will disclose the positive impact commitments, their indicators and goals. Also, we endossed the Principles for Responsible Banking, from UNEP-FI

Itaú Unibanco Holding S.A.

page 124

Sustainability Strategy Taking into account and understanding our key activities, impacts and externalities on the external and internal environments are the starting point for our defining our strategic operational strategies. Notwithstanding, we take into account the participation of our stakeholders, also fundamental in this process. We have created a Sustainability Map, determining three strategic focus for our activities: Dialogue and Transparency, Financial Education, and Environmental and Social Risks and Opportunities, built upon four supporting fronts: Governance and Management, Efficiency, Incentives, and Culture. We carry out a process to understand our impact based on our core activity. Factoring in all internal and external analyses, we have defined the Sustainable Finance Drivers that guide our strategic decisions. page 125Sustainability Strategy Taking into account and understanding our key activities, impacts and externalities on the external and internal environments are the starting point for our defining our strategic operational strategies. Notwithstanding, we take into account the participation of our stakeholders, also fundamental in this process. We have created a Sustainability Map, determining three strategic focus for our activities: Dialogue and Transparency, Financial Education, and Environmental and Social Risks and Opportunities, built upon four supporting fronts: Governance and Management, Efficiency, Incentives, and Culture. We carry out a process to understand our impact based on our core activity. Factoring in all internal and external analyses, we have defined the Sustainable Finance Drivers that guide our strategic decisions. page 125

Corporate Sustainability Governance

Board level

Definition and monitoring of the sustainability strategy

Executive level

Integration of challenges and trends into businesses

Officers level

Decision on and prioritization of projects

Operating level

Management of projects by specific topics



Board of Directors
Members of the Board of Directors
Strategy Committee
Members of the Board of Directors
Superior Ethics and Sustainability Committee
Members of the Executive Committee
Sustainability Committee
Members: Officers of areas involved in the sustainability agenda
Working Groups
Members: Executives of areas involved in sustainability projects
Reporting
Internal Management Ecoefficiency
Responsible Investment
integrity and ethics
Diversity
Foundations and Institute
Environmental and Social Risk Comittee

Itaú Unibanco Holding S.A.

page 126

Dialogue and Transparency | Engagement Organizations and commitments that are sources of knowledge and trends Responsible Bank Integrity and Ethics Sustainable Development Reporting and Transparency Climate Change Women Empowerment and Diversity Red Mujer Emprendedora Program for the promotion of gender and race equality page 127Dialogue and Transparency | Engagement Organizations and commitments that are sources of knowledge and trends Responsible Bank Integrity and Ethics Sustainable Development Reporting and Transparency Climate Change Women Empowerment and Diversity Red Mujer Emprendedora Program for the promotion of gender and race equality page 127

Transparency with the Market | Reporting Integrated Report Integrated Annual Report • First Brazilian financial institution to Integrated publish it voluntarily. Report(20F Sustainability + IIRC) Report + • Presentation of the results from 6 + GRI capitals: financial, social and Financial relationship, human, intellectual, Demonstrations manufactured and natural. Recognitions Part of the index Only Latin American bank Part of the since its creation to be part of the index index since in 2005. since its creation (1999). 2015. Part of the Index Leader in Transparency portfolio since its Part of the ICO2 since 2014. second edition in portfolio since its 2016. inception in 2010. page 128Transparency with the Market | Reporting Integrated Report Integrated Annual Report • First Brazilian financial institution to Integrated publish it voluntarily. Report(20F Sustainability + IIRC) Report + • Presentation of the results from 6 + GRI capitals: financial, social and Financial relationship, human, intellectual, Demonstrations manufactured and natural. Recognitions Part of the index Only Latin American bank Part of the since its creation to be part of the index index since in 2005. since its creation (1999). 2015. Part of the Index Leader in Transparency portfolio since its Part of the ICO2 since 2014. second edition in portfolio since its 2016. inception in 2010. page 128

Sustainable Development Goals (SDG)

Our guideline to sustainable thems are th SDG's, wich allows for risk management and conncections to the Market.

Connecting the company's business strategy with sustainable development goals allows increasing the value of corporate sustainability by addressing challenges and societal movements, sharing goals and creating opportunities aligned with the new economy and strengthening global collaboration to reduce environmental impacts, social and economic impacts.

Priority ODS identification history

2017

Crossing our initiatives and business with impacted ODS

Impacted SDGs through businesses and initiatives

2018

Identification of ODS and targets that we have potential impact

Potential SDGs that can be significantly affected, related to the materiality of the Sustainable Finance Drivers (SFD)

2019

Definition of priority ODS connected to business

Priority SDGs defined with the Executive functions through the Positive Impact Commitments

Itaú Unibanco Holding S.A.

page 129

Employees | Profile

100,335 Employees[1]

60% | 40%

51.5%[2] of **management positions** are held by **women**

22%[2] of employees are **blacks**

2.73%[2] are **apprentices**

4.8%[2] of employees are **disabled persons**

(1) Employees who were active in December 2018, in Brazil and abroad from companies managed by the human resources department..
(2) Values regarding Brazil + Latam

Organizational Climate

Thinking about the best way to measure and monitor our employees' satisfaction, in 2018 we redesigned our survey strategy, by discontinuing the Fale Francamente (Speak Frankly) survey, which was replaced by Pulse

	2016	2017	2018*
Overall Satisfaction Rate	84%	85%	87%

*Results from 2018's second semester.

It is an internally-developed survey that measures the employees' level of agreement with 17 statements divided into four evaluation blocks: Individual, Team, Management and Company.

Communities: a new working dynamic

We seek to develop dynamics that place people from different areas and with different backgrounds to think about solutions focused on the client; therefore, we work based on the rationale that the best solutions come from the multiplicity of visions.

Accordingly, we established a new work format, known as Communities of Delivery, with which we form interdisciplinary teams that are not governed by hierarchy, with the application of an Agile and Lean Framework in the solution of challenges and with more independence and collaboration.

Currently, we have more than 30 communities where more than 6,000 employees work, with an increase of 20% in productivity.

Employees' Well-Being and Health

Beyond accomplishing the commitments and collective conventions we signed, we seek to value our employeess well-being through an array of benefits to provide them a better life. Some examples of the benefits are:

Fique Ok: A personal support program to our employees and their family members, with a multidisciplinary team available 24/7, offering a free and confidential service;
Psychosocial Services: Psychological and Social Work care at our administrative and technologic buildings;
Parental Support Policy: Sets benefits for pregnant women and homosexual couples after the birth or adoption of children, also providing special readaptation conditions to women returning from their maternity license

Itaú Unibanco Holding S.A.

page 130

Employees | Management Cycle

Attraction and Selection

Special Talent Programs

Internship: 2,393 people recruited in 2018 (between 2016 and 2018 68% of the interns were hired, and 95% of those are still working with us.

Trainee: 132 trainees recruited in 2018 (Retention rate: 98%).

Turnover

General Turnover		
2016	2017	2018
10%	9%	10%

Since 2009 among the Best Companies to Work For, according to Brazil's main publications (Você S/A, Época and Valor Carreira magazines).

Training and Development

Itaú Unibanco Business School

Amounts invested in training programs (millions of reais)



193
232
253
2016
2017
2018

Career management

Internal recruiting program that allows career changing. In 2018, 1,699 employees were transferred.

Performance Assessment

Performance Management

Based on meritocracy, we make an annual analysis of the results and behavioral aspects of each employee.



behavioral
results

Strategic People Planning

Joint discussion on career planning (Development Committee) and feedbacks.

Compensation and Benefits

Fixed Compensation

In 2018, it amounted to approximately R$17 billion (plus charges and benefits). Salary adjustments by means of promotion, merit, and collective bargaining agreements.

Variable Compensation

Long-term incentives based on the offer of preferred shares for leading positions.

Inclusion of social and environmental criteria in the targets of employees and management members.

Benefits

Examples: meal voucher, education sponsorship, transportation voucher.

Itaú Unibanco Holding S.A.

page 131

Diversity | Commitment and Action

Our Commitment

In 2017, we established an important milestone in our journey of changing our history and shared our Diversity Commitment Letter with the market, assuming a public commitment to our employees, clients, suppliers, partners and society.

Our Internal Policy for Diversity Enhancement Principles :

1- Implementation of policies and projects for valuing and promoting diversity and accessibility

2- Promotion of equal opportunity in all processes

3- Representation of all groups in the organization

Integrated Action

In 2018, the Sustainability Committee approved an integrated operation of the diversity front. Currently, five departments support, discuss and play different roles in the institutional agenda.

Some of our actions

Gender

We seek gender equality by guaranteeing more diverse selection processes, fair evaluation conditions for women on maternity leave and full payment of profit sharing, as well as conducting awareness campaigns with employees, senior leadership, clients and society

Race Equality

We hold events of attractiveness and promotion of inclusion, in addition to the partnership with the development project of black youths and the participation in several events and fairs with the theme of racial equality, inclusion and entrepreneurship, besides

LGBT+

We held the LGBT + Diversity Week, which was marked by a series of lectures with Market Specialists and internal collaborators. And during this week, we adhered to the commitment of the LGBT + Companies and Rights Forum and to the Standards of Business Conduct (UN).

Internal reporting channel

We reinforce and disclose the Internal **Ombudsman's** Office also as the reporting channel for situations in which employees feels discriminated against or witness any situation that goes against Diversity principles.

Itaú Unibanco Holding S.A.

page 132

Initiatives| Itaú Women Entrepreneurs e Financial Education

Itaú Women Entrepreneurs

The Itaú Women Entrepreneurs Program (local acronym IME) was created in 2013 as a result of a partnership with the IFC, World Bank, and the IDB to offer financial and non-financial solutions to women entrepreneurs.

Objective of the program

Empower female entrepreneurs in Brazil through in-person and online solutions; train, inspire and connect female entrepreneurs

Number of participants in the program

2016	2017	2018
5,997	8,056	20,800

Solutions

Online Platform
- Contents related to enterprise management and leadership
- Management tools
- Motivational videos

In-person Actions
- Networking events
- Business rounds
- Workshops

Platform Access

2017	2018
96,806	1,479,901

#VaiGarota

Disseminating the program

In 2018, we promoted a nationwide campaign called **Vai Garota** (Go Girl), that represents the attitude, union, and transformative power of women.

Results
- **25 millions** views on YouTube;
- **+1 million** acesses to the website
- **15.8%** of returning users

The impact of IWE in clients' financial health | Evolution of our credit portfolio

In January of 2019, we conducted a new survey that aimed to show the development of women participating in the program in comparison to other clients. Thus, we found out that the participants:

- Presented a maximum overall credit limit **77% bigger**, on average;
- Were less likely to default than other clientes.

The granting of credit to entrepreneurs is a relevant way of supporting female entrepreneurship. To this end, we monitor the evolution of our portfolio:

- In 2018, the volume of credit operations for women owned companies reached approximately **R$3.1 billion, more than doubling** the portfolio in 2016, which reached R$1.4 billion.

Itaú Unibanco Holding S.A.

page 133

Ethics and Information Security

Our business is based on ethical principles, which reflects the transparency, respect and honesty present in our relationship with stakeholders.

Integrity and Ethics Program

Integrity and Ethics Program consists of the set of guidelines and processes that aims to ensure compliance with the Code of Ethics and the principles and values of our conglomerate. The Corporate Integrity and Ethics Program is composed of the following dimensions:

- Commitment of senior management
- Management of policies and procedures
- Communication and training actions
- Continuous monitoring of indicators and processes
- Channels of doubts and manifestations

Adherence to the termination of integrity policies (%)

2016	2017	2018	Target 2019
98%	93%	98%	95%

In 2017, we were publicly recognized by the Ministry of Transparency and the Office of the Comptroller General of the Union (CGU), in partnership with the Ethos Institute, for the last edition of the 2017 Company Pro-Ethics list. (From 2018, this recognition will every two years)

Training programs

The Integrity and Ethics Education Program brought together the program's most important trainings in distance education sessions. They are applied to all employees and the trainings are renewed every two years. In 2018, these trainings were restructured and launched in three phases.

- 1st phase: Ethics, Prevention of Corruption and Relationship with customers and users
- 2nd phase: Prevention of Money Laundering and Sustainability
- 3rd phase: Compliance, Information Security; Supplier Relationship and Health and Safety at work

Information is what supports the entire banking operation. Therefore, we have the commitment to protect corporate information and ensure the privacy of clients in all transactions.

Information Security Corporate Policy

To ensure compliance with the principles and guidelines relating to the protection of the information and intellectual property of the organization, clients and the general public.

Cyber Security

We use cutting-edge technology to protect our network and data, as well as other barriers, such as restricted access to our servers, facilities and virtual environments, through the use of firewalls, protection by password and encryption.

NBR ISO/IEC 27001 Certification

A Brazilian standard developed to ensure the protection and privacy of information provided by customers and other sources.

General Law on Data Protection (LGPD)

With the focus on compliance with legal requirements, a working group was set up, composed of members from different areas of the bank who are studying all the items dealt with in the legislation and raising points for improvement in the institution's current processes.

- Among the actions, we mention:
- Training to disseminate knowledge of data privacy;
- Adequacy of the policies on Data Governance;
- Promotion of the concept of Privacy by design in the creation of products and services.

ESG Integration on Business

Credit Analysis

The Environmental and Social Risk Policy contains the criteria for the analysis of clients and projects and the establishment of real estate guarantees and the inclusion of covenants. To this end, we must consider:

List of prohibited activities

We do not carry out new loan operations with companies involved in:

- Labor in conditions similar to slave labor;
- Child labor in violation of legislation;
- Encouragement of prostitution.

List of restricted activities

We have specific guidelines for making an environmental and social risk analysis in the following segments:

- Firearms and ammunition;
- Activities of extraction and production of wood, firewood and charcoal from native forests;
- Fishing activities;
- Extraction and industrialization of asbestos;
- Cold storage plants and cattle slaughterhouses.

Client analysis (small and medium businesses): (A – High Risk; B – Medium Risk and C – Low Risk)

Project financing: We follow the criteria determined in accordance with the type of operation/project.

Guarantees and Covenants

Responsible Investments

Proprietary methodology to include ESG issues in the valuation of fixed income securities and the pricing of active management funds, taking into account: materiality, relevance for the industry, risks e opportunity rating, metrics, and management

Company Coverage:

- 99% of the companies listed on the Ibovespa;
- 98% of IBrX-100
- 97% of the Corporate Sustainability Index (ISE));
- 95% of the assets under management of Itaú Asset Management



ANALYZED DIMENSIONS
ENVIRONMENTAL DIMENSIONS
Water, energy and materials
Biodiversity and land use
Climate change
Waste management
COMPANY
Relationships with workers
Relationships with suppliers
Relationships with communities
Relationships with clients
SOCIAL DIMENSIONS
GOVERNANCE DIMENSIONS
Independence and quality of the Board
Corporate governance



EXAMPLE OF EVALUATION RESULTS
Hight relevance
Long term
Short term
Low relevance

Itaú Unibanco Holding S.A.

page 135

Our operations | Buldings, Branches and Data Center

In 2018 we created a working group within the central administration focused on efficiency in utilities, which resulted in the economy of several inputs:

-4.0 GWh	-13 mil m^3	-26 mil m^3	-469 tCO2
Consumer consumption	Of natural gas used	Of gas consumption	Issued with diesel oil burning

Our targets for 2020 (with base year in 2013) were reviewed, since the acquisition of other companies by the Itaú Unibanco group in that period. Thus, our goal was extended to 2021.

Water

Reduce in 13% ou water consumption

Power

Reduce in 15% our energy consumption

Renewable energy

Achieve an indicator of 96% of renewable energy consumed

Emissions – Scope 1

Reduce in 4% our scope 1 emissions

Emissions – Scope 2

Reduce in 6% our scope 2 emissions

Waste

Reduce in 4% our waste, from administrative buildings, destinated to landfills

Itaú Unibanco Holding S.A.

page 136

Task Force on Climate-related Financial Disclosures (TCFD)

The initiative was conceived under the Financial Stability Board (FSB). It proposes climate disclosure recommendations for the financial and non-financial sectors in the pillars of Governance, Strategy, Management Risks, Goals and Metrics.

We highlight our activities related to the TCFD strategic pillars

Governance	Strategy	Risk Management	Targets and Metrics
The Board of Directors guides our internal Sustainability and Environmental and Social Responsibility Policy for risks and opportunities related to climate change	We participate in multi-sector discussion groups, such as CEBDS, UNEP-FI, FEBRABAN and FGV	Climate variables are taken into account in the analysis of the Environmental and Social Risk for the corporate segment and of the financing of large projects	Development of indicators and tools to strengthen the assessment and disclosure of risks and opportunities related to climate change by the UNEP-FI work group on the recommendations of the TCFD
The Sustainability Governance addresses risk management and the identification of opportunities related to the climate change agenda	A study was carried out about the climate change impact on our corporate loan portfolio in medium and long-term scenarios	Itaú Asset Management takes Climate Change topics into account in its ESG integration methodology for investment analysis	A study was carried out to identify the business risks and opportunities in view of the global climate change, with 10-year projections
The Superior Ethics and Sustainability Committee resolves on the actions to be taken by the institution to meet the climate change agenda	A study was carried out about Emissions financed based on the Portfolio Carbon Initiative guidelines	We take into account climate issues in pricing our insurance products (corporate)	Launch of the Asset calculator to compare emissions of our portfolios with benchmarks
The topic is also discussed by the Sustainability Committee, the main Sustainability forum in the organization	Participation of the UNEP-FI work group to implement the recommendations of the TCFD considering different climate scenarios		

Itaú Unibanco Holding S.A.

page 137

fls.3 Attachment 02 (portuguese only) fls.3 Attachment 02 (portuguese only)

Itaú

Teleconferência - Imprensa

Resultados do 2º trimestre de 2019

Candido Botelho Bracher
Presidente e CEO

Milton Maluhy Filho
Vice-Presidente Executivo, CFO e CRO

Alexsandro Broedel
Diretor Executivo de Finanças e Relações com Investidores

Nível 1 BM&FBOVESPA | apimec | Member of Dow Jones Sustainability Indices | Índice de Ações com Tag Along Diferenciado ITAG | Índice de Sustentabilidade Empresarial ISE | Índice de Ações com Governança Corporativa Diferenciada IGC | ITUB LISTED NYSE

Destaques do resultado
2º trimestre de 2019

Lucro Líquido Recorrente

Consolidado **R$ 7,0 bi** ^ 2,3 %
2T19 vs. 1T19
Brasil **R$ 6,7 bi** ^ 2,4 %

2T18	3T18	4T18	1T19	2T19
6,4	6,5	6,5	6,9	7,0

ROE Recorrente

Consolidado **23,5%** v -0,1 p.p.
2T19 vs. 1T19
Brasil **24,6%** v -0,2 p.p.

2T18	3T18	4T18	1T19	2T19
21,6	21,3	21,8	23,6	23,5

Carteira de Crédito [1]

Consolidado **R$ 659,7 bi** ^ 2,0 %
2T19 vs. 1T19
Brasil **R$ 494,0 bi** ^ 2,8 %

2T18	3T18	4T18	1T19	2T19
623,3	636,4	636,9	647,1	659,7

Índice de Inadimplência 90 dias

Consolidado **2,9%** v -0,1 p.p.
2T19 vs. 1T19
Brasil **3,5%** v -0,2 p.p.

2T18	3T18	4T18	1T19	2T19
2,8	2,9	2,9	3,0	2,9

Margem com Clientes

Consolidado **R$ 16,9 bi** ^ 2,8 %
2T19 vs. 1T19
Brasil **R$ 15,1 bi** ^ 3,2 %

2T18	3T18	4T18	1T19	2T19
16,0	16,2	16,2	16,4	16,9

Receita de Serviços e Seguros [2]

Consolidado **R$ 10,7 bi** ^ 5,0 %
2T19 vs. 1T19
Brasil **R$ 10,0 bi** ^ 5,4 %

2T18	3T18	4T18	1T19	2T19
10,4	10,2	10,8	10,2	10,7

Custo do Crédito

Consolidado **R$ 4,0 bi** ^ 6,3 %
2T19 vs. 1T19
Brasil **R$ 3,6 bi** ^ 6,5 %

2T18	3T18	4T18	1T19	2T19
3,6	3,3	3,4	3,8	4,0

Despesas não Decorrentes de Juros

Consolidado **R$ 12,7 bi** ^ 4,3 %
2T19 vs. 1T19
Brasil **R$ 10,9 bi** ^ 4,3 %

2T18	3T18	4T18	1T19	2T19
12,3	12,6	12,8	12,1	12,7

(1) Total com Garantias Financeiras Prestadas e Títulos Privados; (2) Receitas de Seguros (-) Despesas com Sinistros (-) Despesas de Comercialização de Seguros.

2

Crédito por perfil de Cliente ou por tipo de produto Em R$ bilhões, ao final do período 2T19 1T19 D 2T18 D Originação de crédito¹ Pessoas Físicas 222,3 215,6 3,1% 1 95,0 14,0% 2T19 vs. 2T18 Cartão de Crédito 7 9,3 76,4 3,7% 6 6,1 20,0% Total Brasil ² 28% Crédito Pessoal 32,8 3 1,1 5,3% 28,3 15,6% Crédito Consignado 4 9,1 4 8,6 1,0% 4 5,4 8,1% Pessoas Veículos 17,2 16,6 3,9% 1 4,7 17,4% físicas 14% Crédito Imobiliário 4 4,0 42,9 2,6% 4 0,5 8,6% Micro, Pequenas e Médias Empresas 7 8,1 7 4,1 5,3% 65,6 19,0% Micro, Pequenas e Médias Total Pessoas Físicas + Micro, 41% 300,4 2 89,7 3,7% 2 60,6 15,3% empresas Pequenas e Médias Empresas Grandes Empresas 1 93,6 190,7 1,5% 197,1 -1,8% Grandes Operações de Crédito 1 51,4 152,6 -0,8% 162,5 -6,8% empresas 29% Títulos Privados 4 2,2 3 8,0 10,9% 34,6 21,8% 3 Emissão de títulos privados Total Brasil 4 94,0 480,4 2,8% 4 57,8 7,9% América Latina 1 65,7 166,7 -0,6% 1 65,5 0,1% Ano (5M19) 1° lugar no Total com Garantias Financeiras ranking da 659,7 647,1 2,0% 623,3 5,9% R$ 16,1 bi Prestadas e Títulos Privados ANBIMA Nota: Não considera originação de Cartão de Crédito, Cheque Especial, Renegociação de Dívida e outros créditos rotativos. (1) Média por dia útil no período, exceto para emissão de títulos privados; (2) Não inclui emissão de títulos privados; (3) Fonte: ANBIMA. Considera o volume total das emissões de títulos privados de renda fixa e híbridos, coordenadas pelo Itaú Unibanco no mercado local (inclui volume distribuído). 3Crédito por perfil de Cliente ou por tipo de produto Em R$ bilhões, ao final do período 2T19 1T19 D 2T18 D Originação de crédito¹ Pessoas Físicas 222,3 215,6 3,1% 1 95,0 14,0% 2T19 vs. 2T18 Cartão de Crédito 7 9,3 76,4 3,7% 6 6,1 20,0% Total Brasil ² 28% Crédito Pessoal 32,8 3 1,1 5,3% 28,3 15,6% Crédito Consignado 4 9,1 4 8,6 1,0% 4 5,4 8,1% Pessoas Veículos 17,2 16,6 3,9% 1 4,7 17,4% físicas 14% Crédito Imobiliário 4 4,0 42,9 2,6% 4 0,5 8,6% Micro, Pequenas e Médias Empresas 7 8,1 7 4,1 5,3% 65,6 19,0% Micro, Pequenas e Médias Total Pessoas Físicas + Micro, 41% 300,4 2 89,7 3,7% 2 60,6 15,3% empresas Pequenas e Médias Empresas Grandes Empresas 1 93,6 190,7 1,5% 197,1 -1,8% Grandes Operações de Crédito 1 51,4 152,6 -0,8% 162,5 -6,8% empresas 29% Títulos Privados 4 2,2 3 8,0 10,9% 34,6 21,8% 3 Emissão de títulos privados Total Brasil 4 94,0 480,4 2,8% 4 57,8 7,9% América Latina 1 65,7 166,7 -0,6% 1 65,5 0,1% Ano (5M19) 1° lugar no Total com Garantias Financeiras ranking da 659,7 647,1 2,0% 623,3 5,9% R$ 16,1 bi Prestadas e Títulos Privados ANBIMA Nota: Não considera originação de Cartão de Crédito, Cheque Especial, Renegociação de Dívida e outros créditos rotativos. (1) Média por dia útil no período, exceto para emissão de títulos privados; (2) Não inclui emissão de títulos privados; (3) Fonte: ANBIMA. Considera o volume total das emissões de títulos privados de renda fixa e híbridos, coordenadas pelo Itaú Unibanco no mercado local (inclui volume distribuído). 3

Iniciativa comercial da REDE

rede terminou com a taxa de antecipação no cartão de crédito à vista.

Nova iniciativa para clientes...

Com o uso de maquininhas da Rede e domicilio bancário no **Itaú Unibanco.**

Faturamento até **R$ 30 milhões.**

Destaques de Junho de 2019

CREDENCIAMENTO

+ 73% em relação à Junho de 2018.

+ 112% indicação do Itaú como domicílio bancário.

FLEX

+ 140% de aumento do uso pelos clientes em relação à Junho de 2018.

+ 64% no volume de transações.



Após essa iniciativa

+ 8 Pontos NPS no ano

Itaú 4

Despesas não Decorrentes de Juros (DNDJ)

Em R$ bilhões	2T19	1T19	Δ	2T18	Δ	1S19	1S18	Δ
Despesas de Pessoal	(5,5)	(5,3)	4,6%	(5,2)	6,8%	(10,8)	(10,3)	5,5%
Despesas Administrativas	(4,2)	(4,1)	2,9%	(4,2)	1,9%	(8,3)	(8,0)	3,9%
Despesas Operacionais	(1,2)	(1,1)	9,0%	(1,2)	-4,2%	(2,3)	(2,4)	-5,7%
Outras Despesas Tributárias [1]	(0,1)	(0,1)	12,5%	(0,1)	19,0%	(0,2)	(0,2)	14,2%
América Latina (ex-Brasil) [2]	(1,6)	(1,6)	2,9%	(1,6)	0,7%	(3,2)	(3,1)	3,6%
Total	**(12,7)**	**(12,1)**	**4,3%**	**(12,3)**	**3,3%**	**(24,8)**	**(23,9)**	**3,7%**

(1) Inclui IPTU, IPVA, IOF e outros. Não inclui PIS, Cofins e ISS; (2) Não considera a alocação gerencial de custos indiretos.

Agências e Postos de Atendimento



4.904
160
3.531
697
516
jun/18
4.934
195
3.527
691
521
mar/19
4.722
196
3.332
686
508
jun/19
Δ #
- 212
+ 1
- 195
- 5
- 13
Jun19 vs. Mar19
Agências e PABs (América Latina ex-Brasil)
PABs - Brasil
Agências Físicas - Brasil
Agências Digitais - Brasil

Índice de eficiência (%)



61,0
61,3
61,7
60,9
60,9
47,1
48,8
48,7
46,3
46,2
2T18
3T18
4T18
1T19
2T19
I.E. Trimestre (%)
I.E.A.R. Trimestre (%)

PDV

oportunidade de uma **transição de carreira segura** para quem tem interesse em deixar o banco.

Colaboradores



99.914
13.193
577
86.144
jun/18
99.661
12.908
549
86.204
mar/19
98.446
12.738
547
85.161
jun/19
Brasil
Exterior (ex-América Latina)
América Latina

5

Projeções 2019 Consolidado Brasil ¹ Carteira de Crédito Total ² 8,0% 11,0% 8,0% 11,0% Margem Financeira com Clientes 9,0% 9,0% 12,0% 12,0% Margem Financeira com o Mercado R$ 4,6 bi R$ 5,6 bi R$ 3,6 bi R$ 4,6 bi Custo do Crédito³ R$ 14,5 bi R$ 12,5 bi R$ 17,5 bi R$ 15,5 bi 4 Receita de Prestação de Serviços e Resultado de Seguros 2,0% 5,0% 2,0% 5,0% Despesas não Decorrentes de Juros 3,0% 6,0% 3,5% 6,5% Alíquota Efetiva de IR/CS 31,0% 32,0% 33,0% 34,0% (1) Considera unidades externas ex-América Latina; (2) Inclui garantias financeiras prestadas e títulos privados; (3) Composto pelo Resultado de Créditos de Liquidação Duvidosa, Impairment e Descontos Concedidos; (4) Receitas de Prestação de Serviços (+) Resultado de Operações de Seguros, Previdência e Capitalização (-) Despesas com Sinistros (-) Despesas de Comercialização de Seguros, Previdência e Capitalização. 6Projeções 2019 Consolidado Brasil ¹ Carteira de Crédito Total ² 8,0% 11,0% 8,0% 11,0% Margem Financeira com Clientes 9,0% 9,0% 12,0% 12,0% Margem Financeira com o Mercado R$ 4,6 bi R$ 5,6 bi R$ 3,6 bi R$ 4,6 bi Custo do Crédito³ R$ 14,5 bi R$ 12,5 bi R$ 17,5 bi R$ 15,5 bi 4 Receita de Prestação de Serviços e Resultado de Seguros 2,0% 5,0% 2,0% 5,0% Despesas não Decorrentes de Juros 3,0% 6,0% 3,5% 6,5% Alíquota Efetiva de IR/CS 31,0% 32,0% 33,0% 34,0% (1) Considera unidades externas ex-América Latina; (2) Inclui garantias financeiras prestadas e títulos privados; (3) Composto pelo Resultado de Créditos de Liquidação Duvidosa, Impairment e Descontos Concedidos; (4) Receitas de Prestação de Serviços (+) Resultado de Operações de Seguros, Previdência e Capitalização (-) Despesas com Sinistros (-) Despesas de Comercialização de Seguros, Previdência e Capitalização. 6

Itaú Unibanco no mercado de capitais

215,3 mil acionistas diretos

+78% em relação a dez/2017

12 reuniões Apimec realizadas

1,3 mil pessoas

(+13,5% em relação a 2018)

Volume médio diário



+62%
874
1.418
432,0
442,0
670,0
748,0
2017
1S19
B3 (ON+PN)
NYSE (ADR)

Apimec São Paulo

03/09/2019
Hotel Unique
14 horas

Transmissão ao vivo pelo site de RI
www.itau.com.br/relacoes-com-investidores

7

Itaú

Teleconferência - Imprensa

Resultados do 2º trimestre de 2019

Candido Botelho Bracher
Presidente e CEO

Milton Maluhy Filho
Vice-Presidente Executivo, CFO e CRO

Alexsandro Broedel
Diretor Executivo de Finanças e Relações com Investidores

NÍVEL 1 BM&FBOVESPA · apimec · Member of Dow Jones Sustainability Indices In Collaboration with RobecoSAM · Índice de Ações com Tag Along Diferenciado ITAG · Índice de Sustentabilidade Empresarial ISE · Índice de Ações com Governança Corporativa Diferenciada IGC · ITUB LISTED NYSE

fls.4 Attachment 03 fls.4 Attachment 03

Itaú Unibanco reports second quarter 2019 earnings of R$ 7.0 billion

Result driven by better financial margin and growth in the credit portfolio

São Paulo, July 29, 2019 – Itaú Unibanco, the largest private sector bank in Latin America, reported recurring net income of R$ 7.0 billion in the second quarter of 2019, a growth of 10.2% in relation to the same period in 2018. This result reflects growth in both the portfolios for individuals and very small, small and middle-market companies as well as the increase in services income from asset management, credit cards issuance and brokerage fees combined with rigorous cost control. Second quarter annualized recurring return on average equity (ROE) was 23.5%.

In R$ million (except where indicated)	2Q19	2Q18	%	1Q19	%
Recurring Net Income	7,034	6,382	10.2%	6,877	2.3%
Annualized Average ROE	23.5%	21.6%	190 bps	23.6%	- 10 bps
Total Adjusted Loan Portfolio[1]	659,727	623,256	5.9%	647,061	2.0%
Non-performing Loan Ratio (90 days) - Total	2.9%	2.8%	10 bps	3.0%	- 10 bps

The total adjusted loan portfolio[1] reached R$ 659.7 billion at the end of June 2019, an increase of 5.9% in 12 months. The banks registered expansion in the demand for credit with an increase from individuals and very small, small and middle-market companies, reflecting growth of 14.0% and 19.0% in these portfolios, respectively. The corporate portfolio in turn posted a reduction of 1.8% in the second quarter compared with the same quarter in 2018 although there was an increase in origination of 29% in the same comparative period.

"With the promising start to legislating the Social Security Reform and the consequent reduction in uncertainty as to the country's fiscal sustainability, we believe that the Brazilian economy will embark on a gradual process of recovery. In addition to profitability, we are concentrating our efforts on strengthening a culture in which customer satisfaction takes a central role."

Candido Bracher
CEO of Itaú Unibanco

Larger credit volume and improved product mix were instrumental in a growth of 5.8% in financial margin from clients in relation to the second quarter of the preceding year.

The 90-day non-performing loans ratio rose 10 bps in 12 months, reaching 2.9%. In Brazil, the non-performing loans ratio for individuals was unchanged relative to the second quarter 2018 at 4.5%, and the same delinquency ratio for very small, small and middle-market companies fell 120 bps from 3.7% to 2.5%.

In the second quarter of this year, revenue from commissions and fees and insurance[2] rose 3.5% against the second quarter in 2018, principally driven by credit card issuance, brokerage fees and the asset management.

> "We believe that large companies should resume investments in the light of progress made in the country's agenda of reforms. While this portfolio recorded a year-on-year decrease in the second quarter 2019, there was a significant growth of 29%, in origination on the same comparative basis."
>
> **Milton Maluhy**
> **Executive Vice President, CFO and CRO of Itaú Unibanco**

Non-interest expenses were R$ 12.7 billion in the second quarter of 2019, an increase of 3.3% in relation to the same quarter of 2018, principally driven by higher personnel expenses. The efficiency ratio reported a year-on-year improvement of 90 bps.

In June 2019, the bank recorded 11.9 million individual account holders using the digital channels via internet or mobile applications. In the case of business accounts, this figure totaled 1.2 million. Over 205 thousand digital accounts were opened using the Abreconta app during the quarter and representing an increase of 61.5% compared with the same period in 2018.

The value added[3] to the economy by Itaú Unibanco totaled R$ 19.1 billion in the second quarter 2019. The amount was distributed among several segments of society: R$ 5.6 billion in employee compensation, R$ 5.8 billion to the government in tax payments, R$ 0.9 billion for the reinvestment of profits in the operation, R$ 6.4 billion for the remuneration of the more than 200 thousand shareholders and approximately one million indirect shareholders[4] and R$ 0.4 billion for other parties.

Further information on results can be obtained from the Itaú Unibanco Investor Relations website: www.itau.com.br/relacoes-com-investidores.

(1) Includes financial guarantees rendered and corporate securities.
(2) Revenues from Insurance include insurance income per se, pension plans and capitalization bonds net of claims and selling expenses.
(3) The statement of value added adopts the managerial criteria.
(4) Indirect shareholders are individuals or institutional investors in Brazil that have indirectly acquired Itaú Unibanco shares through investment or pension funds.

Corporate Communication – Itaú Unibanco
(11) 5019-8880/8881
imprensa@itau-unibanco.com.br

fls.5 Attachment 04 fls.5 Attachment 04

Conference Call nd 2 quarter 2019 Earnings Review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations 1Conference Call nd 2 quarter 2019 Earnings Review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations 1

Highlights

2nd quarter 2019

Recurring Net Income

Consolidated
R$7.0 bn ^ 2.3 %
2Q19 vs. 1Q19
Brazil
R$6.7 bn ^ 2.4 %

2Q18	3Q18	4Q18	1Q19	2Q19
6.4	6.5	6.5	6.9	7.0

Recurring ROE

Consolidated
23.5% v -10 bps
2Q19 vs. 1Q19
Brazil
24.6% v -20 bps

2Q18	3Q18	4Q18	1Q19	2Q19
21.6	21.3	21.8	23.6	23.5

Credit [1]

Consolidated
R$659.7 bn ^ 2.0 %
2Q19 vs. 1Q19
Brazil
R$494.0 bn ^ 2.8 %

2Q18	3Q18	4Q18	1Q19	2Q19
623.3	636.4	636.9	647.1	659.7

NPL 90 days

Consolidated
2.9% v -10 bps
2Q19 vs. 1Q19
Brazil
3.5% v -20 bps

2Q18	3Q18	4Q18	1Q19	2Q19
2.8	2.9	2.9	3.0	2.9

Financial Margin with Clients

Consolidated
R$16.9 bn ^ 2.8 %
2Q19 vs. 1Q19
Brazil
R$15.1 bn ^ 3.2 %

2Q18	3Q18	4Q18	1Q19	2Q19
16.0	16.2	16.2	16.4	16.9

Commission, Fees and Insurance Results [2]

Consolidated
R$10.7 bn ^ 5.0 %
2Q19 vs. 1Q19
Brazil
R$10.0 bn ^ 5.4 %

2Q18	3Q18	4Q18	1Q19	2Q19
10.4	10.2	10.8	10.2	10.7

Cost of Credit

Consolidated
R$4.0 bn ^ 6.3 %
2Q19 vs. 1Q19
Brazil
R$3.6 bn ^ 6.5 %

2Q18	3Q18	4Q18	1Q19	2Q19
3.6	3.3	3.4	3.8	4.0

Non-Interest Expenses

Consolidated
R$12.7 bn ^ 4.3 %
2Q19 vs. 1Q19
Brazil
R$10.9 bn ^ 4.3 %

2Q18	3Q18	4Q18	1Q19	2Q19
12.3	12.6	12.8	12.1	12.7

(1) Total with Financial Guarantees provided and Corporate Securities; (2) Revenues from Insurance (-) Claims Expenses (-) Insurance Selling Expenses.

2

Recurring Net Income and Value Creation 23.6% 23.5% 21.8% 21.6% 21.3% ROE Average Cost of Capital 14.5% 14.5% 13.5% 13.5% 13.0% Recurring Net Income 7.0 6.9 6.5 6.5 6.4 Value Creation 2.0 2.9 3.2 2.2 2.5 Cost of Capital 4.5 4.3 4.0 3.9 3.9 2Q18 3Q18 4Q18 1Q19 2Q19 3 In R$ billionRecurring Net Income and Value Creation 23.6% 23.5% 21.8% 21.6% 21.3% ROE Average Cost of Capital 14.5% 14.5% 13.5% 13.5% 13.0% Recurring Net Income 7.0 6.9 6.5 6.5 6.4 Value Creation 2.0 2.9 3.2 2.2 2.5 Cost of Capital 4.5 4.3 4.0 3.9 3.9 2Q18 3Q18 4Q18 1Q19 2Q19 3 In R$ billion

Credit by Client profile or Product Credit origination¹ In R$ billions, end of period 2Q19 1Q19 D 2Q18 D 2Q19 vs. 2Q18 Individuals 222.3 2 15.6 3.1% 195.0 14.0% Total Credit Card Loans 79.3 7 6.4 3.7% 66.1 20.0% Brazil ² 28% Personal Loans 32.8 3 1.1 5.3% 2 8.3 15.6% Payroll Loans 49.1 4 8.6 1.0% 45.4 8.1% Vehicle Loans 17.2 16.6 3.9% 14.7 17.4% Individuals 14% Mortgage Loans 4 4.0 4 2.9 2.6% 40.5 8.6% Very Small, Small and Middle Market Loans 7 8.1 7 4.1 5.3% 6 5.6 19.0% Very Small, Small and Individuals + Very Small, Small 41% Middle Market 3 00.4 289.7 3.7% 260.6 15.3% and Middle Market Loans Corporate Loans 1 93.6 1 90.7 1.5% 1 97.1 -1.8% Corporate 29% Credit Operations 151.4 1 52.6 -0.8% 162.5 -6.8% Corporate Securities 42.2 38.0 10.9% 34.6 21.8% 3 Private securities issuance Total Brazil 494.0 4 80.4 2.8% 4 57.8 7.9% Year (5M19) Latin America 1 65.7 1 66.7 -0.6% 1 65.5 0.1% st 1 place in the ANBIMA Total with Financial Guarantees 659.7 647.1 2.0% 623.3 5.9% R$16.1 bn ranking provided and Corporate Securities Note: Does not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). 4Credit by Client profile or Product Credit origination¹ In R$ billions, end of period 2Q19 1Q19 D 2Q18 D 2Q19 vs. 2Q18 Individuals 222.3 2 15.6 3.1% 195.0 14.0% Total Credit Card Loans 79.3 7 6.4 3.7% 66.1 20.0% Brazil ² 28% Personal Loans 32.8 3 1.1 5.3% 2 8.3 15.6% Payroll Loans 49.1 4 8.6 1.0% 45.4 8.1% Vehicle Loans 17.2 16.6 3.9% 14.7 17.4% Individuals 14% Mortgage Loans 4 4.0 4 2.9 2.6% 40.5 8.6% Very Small, Small and Middle Market Loans 7 8.1 7 4.1 5.3% 6 5.6 19.0% Very Small, Small and Individuals + Very Small, Small 41% Middle Market 3 00.4 289.7 3.7% 260.6 15.3% and Middle Market Loans Corporate Loans 1 93.6 1 90.7 1.5% 1 97.1 -1.8% Corporate 29% Credit Operations 151.4 1 52.6 -0.8% 162.5 -6.8% Corporate Securities 42.2 38.0 10.9% 34.6 21.8% 3 Private securities issuance Total Brazil 494.0 4 80.4 2.8% 4 57.8 7.9% Year (5M19) Latin America 1 65.7 1 66.7 -0.6% 1 65.5 0.1% st 1 place in the ANBIMA Total with Financial Guarantees 659.7 647.1 2.0% 623.3 5.9% R$16.1 bn ranking provided and Corporate Securities Note: Does not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). 4

Financial Margin with Clients Annualized Average Rate Brazil Consolidated 12.3% 12.2% 12.1% 12.1% 12.2% 12.0% 12.0% 11.8% 10.1% 10.0% 10.0% 9.9% 9.9% 9.9% 9.8% 9.8% 9.5% 9.6% 9.2% 9.2% 9.2% 8.9% 9.2% 9.0% 9.2% 7.5% 7.7% 7.6% 7.6% 7.6% 7.4% 7.4% 7.5% 7.1% 6.4% 6.4% 6.7% 6.4% 6.4% 6.4% 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Financial Margin with Clients Risk-adjusted Financial Margin with Clients CDI (annualized quarterly rate) Change in Financial Margin with Clients In R$ billions + 0.8 billion + 5.4% 16.9 16.4 (1.9) (0.1) 15.3 14.5 1 3 1Q19 Working Capital Spread-Sensitive Mix of products Average Asset Asset Spreads Higher number of Latin America Spread-Sensitive Working Capital 2Q19 2 4 and other 1Q19 Operations 1Q19 Portfolio and calendar days Spread -Sensitive Operations 2Q19 and other 2Q19 Liabilities Margin Operations (1) Change in the compostion of assets with credit risk between periods in Brazil; (2) Considers credit and private securities portfolio net of overdue balance over 60 days in Brazil; (3) Spreads variation of assets with credit risk between periods in Brazil; (4) In Brazil . 5Financial Margin with Clients Annualized Average Rate Brazil Consolidated 12.3% 12.2% 12.1% 12.1% 12.2% 12.0% 12.0% 11.8% 10.1% 10.0% 10.0% 9.9% 9.9% 9.9% 9.8% 9.8% 9.5% 9.6% 9.2% 9.2% 9.2% 8.9% 9.2% 9.0% 9.2% 7.5% 7.7% 7.6% 7.6% 7.6% 7.4% 7.4% 7.5% 7.1% 6.4% 6.4% 6.7% 6.4% 6.4% 6.4% 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Financial Margin with Clients Risk-adjusted Financial Margin with Clients CDI (annualized quarterly rate) Change in Financial Margin with Clients In R$ billions + 0.8 billion + 5.4% 16.9 16.4 (1.9) (0.1) 15.3 14.5 1 3 1Q19 Working Capital Spread-Sensitive Mix of products Average Asset Asset Spreads Higher number of Latin America Spread-Sensitive Working Capital 2Q19 2 4 and other 1Q19 Operations 1Q19 Portfolio and calendar days Spread -Sensitive Operations 2Q19 and other 2Q19 Liabilities Margin Operations (1) Change in the compostion of assets with credit risk between periods in Brazil; (2) Considers credit and private securities portfolio net of overdue balance over 60 days in Brazil; (3) Spreads variation of assets with credit risk between periods in Brazil; (4) In Brazil . 5

Financial Margin with the Market In R$ billions 1.8 1.7 1.6 1.5 1.5 1.4 1.4 1.3 1.2 3.1 2.8 0.1 1.7 1.6 1.6 1.4 1.4 1.3 2.0 1.1 1.3 2.2 0.1 1.2 0.2 1.1 1.3 1.3 0.9 1.2 1.1 0.9 1.0 0.5 0.8 0.5 0.8 0.5 0.3 0.2 0.2 0.3 0.5 0.3 0.3 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 1H18 1H19 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. 6Financial Margin with the Market In R$ billions 1.8 1.7 1.6 1.5 1.5 1.4 1.4 1.3 1.2 3.1 2.8 0.1 1.7 1.6 1.6 1.4 1.4 1.3 2.0 1.1 1.3 2.2 0.1 1.2 0.2 1.1 1.3 1.3 0.9 1.2 1.1 0.9 1.0 0.5 0.8 0.5 0.8 0.5 0.3 0.2 0.2 0.3 0.5 0.3 0.3 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 1H18 1H19 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. 6

Cost of Credit and Credit Quality

NPL Ratio

Consolidated (90 days) - %


3.7 3.4 3.5 3.5 3.7 3.5
3.1 2.8 2.9 2.9 3.0 2.9
1.6 1.5 1.3 1.4 1.4 1.4
Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Total
Brazil¹
Latin America²

Brazil (90 days) - %


4.6 4.5 4.5 4.4 4.4 4.5
4.3 3.7 3.4 3.2 2.9 2.5
1.8 1.0 1.5 1.7 2.6 1.8
Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Individuals
Corporate
SMEs

Consolidated (15-90 days) - %


3.1 3.1 2.8 2.7 2.7 2.6 2.6 2.5 2.3 2.3 2.6 2.5 2.5 2.5 2.4 2.3 2.4 2.4
Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Total
Brazil¹
Latin America²

Brazil (15-90 days) - %


3.5 3.5 3.2 2.9 3.4 3.4
2.4 2.3 1.8 1.7 1.8 1.6
0.8 1.7 1.0 1.5 0.7 0.9
Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Individuals
Corporate
SMEs

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

Cost of Credit [1]

In R$ billions


2.5% 2.4% 2.1% 2.1% 2.4% 2.5%
3.8 3.6 3.3 3.4 3.8 4.0
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19
Cost of Credit
Cost of Credit / Total Risk - Annualized ²

Coverage Ratio


618% 952% 639% 517% 338% 399%
236% 248% 235% 221% 223% 227%
204% 220% 235% 221% 208% 208%
169% 169% 168% 169% 172% 172%
Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Total
Latin America ex-Brazil
Retail - Brazil
Wholesale - Brazil

(1) Provision for Loan Losses and + Recovery of Loans written-off as Losses + Impairment + Discounts Granted; (2) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

7

Commissions and Fees and Result From Insurance Operations 4 In R$ billions Assets Under Administration 2Q19 1Q19 D 2Q18 D 1H19 1H18 D In R$ billions Credit and Debit Cards 3 .2 3 .3 -2.7% 3.2 -1.7% 6.5 6 .6 -1.7% Card Issuance 2.2 2 .2 2.5% 2.0 10.2% 4 .4 4.1 8.0% 14.7% 1,176 Acquiring 1.0 1 .1 -12.8% 1 .2 -21.4% 2 .1 2 .5 -17.4% 1,025 155 Open Platform Current Account Services 1.8 1 .8 -1.0% 1 .8 0.4% 3.7 3.6 1.0% Asset Management ¹ 1.3 1.1 19.1% 1.1 14.9% 2 .3 2.1 10.3% 104 1,021 48.5% Credit Operations and Guarantees Provided 0.7 0.6 10.4% 0.6 2.0% 1.3 1 .3 -2.8% 921 Traditional Collection Services 0.5 0.5 4.6% 0.5 1.1% 1.0 0.9 1.6% Advisory Services and Brokerage 0.6 0.4 63.7% 0.4 46.4% 1.0 0.7 33.3% 10.9% Jun-18 Jun-19 Other 0.3 0.3 7.5% 0.3 -2.6% 0.5 0.5 -2.5% Latin America (ex-Brazil) 0 .7 0 .7 0.5% 0 .7 2.3% 1 .5 1 .4 5.6% Commissions and Fees 9.1 8 .6 5.1% 8.7 3.9% 17.7 17.3 2.5% Transactions with Cards - Value Result from Insurance Operations ² 1.7 1 .6 4.3% 1 .6 1.8% 3.3 3 .2 1.1% In R$ billions Total 1 0.7 10.2 5.0% 10.4 3.5% 21.0 20.5 2.3% Issuer Acquiring (1) Includes fund management fees and consortia management fees; (2) Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses; (3) Figures of May 2019; (4) Does not include Latin America (ex-Brazil). 14.8% 13.1% 3 Current Account Holders 246 227 214 201 Annual increase in the number 10.1% of Individuals account holders. 1H18 1H19 1H18 1H19 8Commissions and Fees and Result From Insurance Operations 4 In R$ billions Assets Under Administration 2Q19 1Q19 D 2Q18 D 1H19 1H18 D In R$ billions Credit and Debit Cards 3 .2 3 .3 -2.7% 3.2 -1.7% 6.5 6 .6 -1.7% Card Issuance 2.2 2 .2 2.5% 2.0 10.2% 4 .4 4.1 8.0% 14.7% 1,176 Acquiring 1.0 1 .1 -12.8% 1 .2 -21.4% 2 .1 2 .5 -17.4% 1,025 155 Open Platform Current Account Services 1.8 1 .8 -1.0% 1 .8 0.4% 3.7 3.6 1.0% Asset Management ¹ 1.3 1.1 19.1% 1.1 14.9% 2 .3 2.1 10.3% 104 1,021 48.5% Credit Operations and Guarantees Provided 0.7 0.6 10.4% 0.6 2.0% 1.3 1 .3 -2.8% 921 Traditional Collection Services 0.5 0.5 4.6% 0.5 1.1% 1.0 0.9 1.6% Advisory Services and Brokerage 0.6 0.4 63.7% 0.4 46.4% 1.0 0.7 33.3% 10.9% Jun-18 Jun-19 Other 0.3 0.3 7.5% 0.3 -2.6% 0.5 0.5 -2.5% Latin America (ex-Brazil) 0 .7 0 .7 0.5% 0 .7 2.3% 1 .5 1 .4 5.6% Commissions and Fees 9.1 8 .6 5.1% 8.7 3.9% 17.7 17.3 2.5% Transactions with Cards - Value Result from Insurance Operations ² 1.7 1 .6 4.3% 1 .6 1.8% 3.3 3 .2 1.1% In R$ billions Total 1 0.7 10.2 5.0% 10.4 3.5% 21.0 20.5 2.3% Issuer Acquiring (1) Includes fund management fees and consortia management fees; (2) Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses; (3) Figures of May 2019; (4) Does not include Latin America (ex-Brazil). 14.8% 13.1% 3 Current Account Holders 246 227 214 201 Annual increase in the number 10.1% of Individuals account holders. 1H18 1H19 1H18 1H19 8

REDE commercial initiative

rede ended the prepayment rate on credit card transactions without installments

New initiative for clients...

Using any POS machine from REDE with a bank domicile in **Itaú Unibanco.**

Annual sales up to **R$30 million.**

June 2019 highlights

NEW CLIENTS

- **+ 73%** compared to June 2018.
- **+ 112%** appointing Itaú as their bank domicile.

FLEX

- **+ 140%** increase in client usage compared to June 2018.
- **+ 64%** in transaction volume.


rede

After this initiative

+ 8 Points NPS in the year

9

Non-Interest Expenses # Branches and Client Service Branches In R$ billions 2Q19 1Q19 D 2Q18 D 1H19 1H18 D 4,934 4,904 Personnel Expenses (5 .5) (5 .3) 4.6% (5.2) 6.8% (1 0.8) (1 0.3) 5.5% D # 4,722 - 212 Administrative Expenses (4.2) (4.1) 2.9% (4 .2) 1.9% (8.3) (8 .0) 3.9% + 1 Operating Expenses (1 .2) (1 .1) 9.0% (1 .2) -4.2% (2.3) (2 .4) -5.7% 3,531 3,527 3,332 - 195 Other Tax Expenses ¹ (0 .1) (0.1) 12.5% (0.1) 19.0% (0.2) (0 .2) 14.2% - 5 697 691 686 Latin America (ex-Brazil) ² (1 .6) (1.6) 2.9% (1 .6) 0.7% (3 .2) (3 .1) 3.6% 516 521 508 - 13 Jun19 vs. Mar19 Total (12.7) (12.1) 4.3% (12.3) 3.3% (24.8) (23.9) 3.7% Jun-18 Mar-19 Jun-19 (1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation. Branches + CSB (Latin America ex-Brazil) CSB - Brazil Brick and Mortar Branches - Brazil Digital Branches - Brazil Efficiency Ratio (%) # Employees 99,914 99,661 98,446 61.7 61.3 61.0 60.9 60.9 13,193 12,908 12,738 577 549 547 48.8 48.7 47.1 46.3 46.2 86,144 86,204 85,161 2Q18 3Q18 4Q18 1Q19 2Q19 Jun-18 Mar-19 Jun-19 Quarterly E.R. (%) Quarterly R.A.E.R (%) Brazil Abroad (ex-Latin America) Latin America Voluntary Severance Program: the opportunity of a safe career transition, benefiting employees who meet some requirements. 10Non-Interest Expenses # Branches and Client Service Branches In R$ billions 2Q19 1Q19 D 2Q18 D 1H19 1H18 D 4,934 4,904 Personnel Expenses (5 .5) (5 .3) 4.6% (5.2) 6.8% (1 0.8) (1 0.3) 5.5% D # 4,722 - 212 Administrative Expenses (4.2) (4.1) 2.9% (4 .2) 1.9% (8.3) (8 .0) 3.9% + 1 Operating Expenses (1 .2) (1 .1) 9.0% (1 .2) -4.2% (2.3) (2 .4) -5.7% 3,531 3,527 3,332 - 195 Other Tax Expenses ¹ (0 .1) (0.1) 12.5% (0.1) 19.0% (0.2) (0 .2) 14.2% - 5 697 691 686 Latin America (ex-Brazil) ² (1 .6) (1.6) 2.9% (1 .6) 0.7% (3 .2) (3 .1) 3.6% 516 521 508 - 13 Jun19 vs. Mar19 Total (12.7) (12.1) 4.3% (12.3) 3.3% (24.8) (23.9) 3.7% Jun-18 Mar-19 Jun-19 (1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation. Branches + CSB (Latin America ex-Brazil) CSB - Brazil Brick and Mortar Branches - Brazil Digital Branches - Brazil Efficiency Ratio (%) # Employees 99,914 99,661 98,446 61.7 61.3 61.0 60.9 60.9 13,193 12,908 12,738 577 549 547 48.8 48.7 47.1 46.3 46.2 86,144 86,204 85,161 2Q18 3Q18 4Q18 1Q19 2Q19 Jun-18 Mar-19 Jun-19 Quarterly E.R. (%) Quarterly R.A.E.R (%) Brazil Abroad (ex-Latin America) Latin America Voluntary Severance Program: the opportunity of a safe career transition, benefiting employees who meet some requirements. 10

Capital Full application of Basel III rules│ June 30, 2019 rd Payment of R$7.7 billion in complementary dividends on August 23 , 2019. 14.9% 14.6% -0.1% 0.8% -0.4% 1.3% 1.3% 13.6% 13.3% Tier I 2Q19 net income and Prudential Adjustments RWA Tier I Mar-19 other equity changes Jun-19 Common Equity Tier I (CET I) Additional Tier I (AT1) 11Capital Full application of Basel III rules│ June 30, 2019 rd Payment of R$7.7 billion in complementary dividends on August 23 , 2019. 14.9% 14.6% -0.1% 0.8% -0.4% 1.3% 1.3% 13.6% 13.3% Tier I 2Q19 net income and Prudential Adjustments RWA Tier I Mar-19 other equity changes Jun-19 Common Equity Tier I (CET I) Additional Tier I (AT1) 11

Macroeconomic Outlook 2019 Projections 1 Initial Current 2012 2013 2014 2015 2016 2017 2018 GDP - Brazil 2.5% 0.8% 3.0% 2 0.5% GDP - Brazil SELIC rate 6.5% 5.0% 1.9% 1.1% 1.1% -3.3% -3.5% 3 Inflation rate 3.9% 3.6% 3.88 2, 4 Unemployment rate 11.6% 11.8% 2.05 Dollar (FX Rate in R$) Real / Dollar R$3.90 R$3.80 12.3 Chilean Peso / Real CLP 165 CLP 180 Unemployment 7.4 (National Rate - %) Colombian Peso / Real COP 815 COP 868 (1) Itaú Unibanco forecast for 2019 on 02/04/2019; (2) End of period; (3) IPCA; (4) National unemployment rate - seasonally adjusted. 12Macroeconomic Outlook 2019 Projections 1 Initial Current 2012 2013 2014 2015 2016 2017 2018 GDP - Brazil 2.5% 0.8% 3.0% 2 0.5% GDP - Brazil SELIC rate 6.5% 5.0% 1.9% 1.1% 1.1% -3.3% -3.5% 3 Inflation rate 3.9% 3.6% 3.88 2, 4 Unemployment rate 11.6% 11.8% 2.05 Dollar (FX Rate in R$) Real / Dollar R$3.90 R$3.80 12.3 Chilean Peso / Real CLP 165 CLP 180 Unemployment 7.4 (National Rate - %) Colombian Peso / Real COP 815 COP 868 (1) Itaú Unibanco forecast for 2019 on 02/04/2019; (2) End of period; (3) IPCA; (4) National unemployment rate - seasonally adjusted. 12

2019 Forecast

	Consolidated		Brazil [1]	
Total Credit Portfolio [2]	8.0%	11.0%	8.0%	11.0%
Financial Margin with Clients	9.0%	12.0%	9.0%	12.0%
Financial Margin with the Market	R$4.6 bn	R$5.6 bn	R$3.6 bn	R$4.6 bn
Cost of Credit [3]	R$14.5 bn	R$17.5 bn	R$12.5 bn	R$15.5 bn
Commissions and Fees and Results from Insurance Operations [4]	2.0%	5.0%	2.0%	5.0%
Non-Interest Expenses	3.0%	6.0%	3.5%	6.5%
Effective Tax Rate	31.0%	33.0%	32.0%	34.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

13

Appendix 14Appendix 14

Business Model In R$ billions 1H19 1H18Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading Consolidated Credit Trading Consolidated Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 3 0.4 0.9 2 5.7 0.8 28.4 0 .9 25.2 1.0 2 .0 (0.1) 0.5 (0.2) 57.7 55.4 2.3 Managerial Financial Margin 2 4.4 0 .9 1 0.1 0 .8 22.8 0.9 9.6 1.0 1 .6 (0.1) 0.4 (0.2) 36.1 34.3 1.8 Commissions and Fees 1 7.7 6 .0 0.0 11.7 - 17.3 5.6 0 .0 11.7 - 0.4 0 .4 (0.0) 0.0 - Revenues from Insurance ¹ 3.9 - - 3. 9 - 3.9 - - 3. 9 - (0 .0) - - (0.0) - Cost of Credit (7.8) - - - (7.4) - - - (0.5) - - - (7.8) (7.4) (0.5) Retained Claims - - (0.6) - - - (0.6) - - - 0 .0 - (0.6) (0.6) 0 .0 Non-Interested Expenses and (14.2) (0.4) (14.1) (0.0) (13.1) (0.6) (13.9) (0.1) (1.1) 0 .2 (0.2) 0.0 (28.7) (27.7) (1.1) Other Expenses ² Recurring Net Income 1 3.9 5.8 0.3 7.2 0 .6 1 2.8 4.5 0.3 7.1 0 .9 1.1 1.3 0.0 0 .1 (0.3) Average Regulatory Capital 123.9 62.6 1.4 39.8 20.0 1 21.3 61.6 1.7 35.1 22.8 2.6 1.0 (0.2) 4.6 (2.8) Value Creation 1.8 0.2 4.7 (0.6) 0.5 0.2 4.9 (0.5) 1.3 0.0 (0.2) (0.1) 6.1 5.0 1 .0 Recurring ROE 18.5% 40.6% 36.1% 6.3% 14.5% 34.2% 40.5% 8.0% 400 bps 650 bps -440 bps -170 bps 23.6% 22.0% 160 bps (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 15Business Model In R$ billions 1H19 1H18Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading Consolidated Credit Trading Consolidated Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 3 0.4 0.9 2 5.7 0.8 28.4 0 .9 25.2 1.0 2 .0 (0.1) 0.5 (0.2) 57.7 55.4 2.3 Managerial Financial Margin 2 4.4 0 .9 1 0.1 0 .8 22.8 0.9 9.6 1.0 1 .6 (0.1) 0.4 (0.2) 36.1 34.3 1.8 Commissions and Fees 1 7.7 6 .0 0.0 11.7 - 17.3 5.6 0 .0 11.7 - 0.4 0 .4 (0.0) 0.0 - Revenues from Insurance ¹ 3.9 - - 3. 9 - 3.9 - - 3. 9 - (0 .0) - - (0.0) - Cost of Credit (7.8) - - - (7.4) - - - (0.5) - - - (7.8) (7.4) (0.5) Retained Claims - - (0.6) - - - (0.6) - - - 0 .0 - (0.6) (0.6) 0 .0 Non-Interested Expenses and (14.2) (0.4) (14.1) (0.0) (13.1) (0.6) (13.9) (0.1) (1.1) 0 .2 (0.2) 0.0 (28.7) (27.7) (1.1) Other Expenses ² Recurring Net Income 1 3.9 5.8 0.3 7.2 0 .6 1 2.8 4.5 0.3 7.1 0 .9 1.1 1.3 0.0 0 .1 (0.3) Average Regulatory Capital 123.9 62.6 1.4 39.8 20.0 1 21.3 61.6 1.7 35.1 22.8 2.6 1.0 (0.2) 4.6 (2.8) Value Creation 1.8 0.2 4.7 (0.6) 0.5 0.2 4.9 (0.5) 1.3 0.0 (0.2) (0.1) 6.1 5.0 1 .0 Recurring ROE 18.5% 40.6% 36.1% 6.3% 14.5% 34.2% 40.5% 8.0% 400 bps 650 bps -440 bps -170 bps 23.6% 22.0% 160 bps (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 15

Results In R$ Billions 2Q19 1Q19 Δ 2Q18 Δ 1H19 1H18Δ Operating Revenues 29.5 28.2 4.6% 2 8.0 5.3% 5 7.7 55.4 4.1% Managerial Financial Margin 18.5 17.7 4.4% 17.3 6.7% 3 6.1 34.3 5.3% Financial Margin with Clients 16.9 1 6.4 2.8% 16.0 5.8% 33.3 31.2 6.7% Financial Margin with the Market 1.6 1.2 26.4% 1.3 17.2% 2 .8 3.1 -8.6% Commissions and Fees 9.1 8 .6 5.1% 8.7 3.9% 17.7 17.3 2.5% 2.0 1.9 3.1% 2.0 -1.1% 3 .9 3 .9 -0.1% Revenues from Insurance ¹ Cost of Credit (4.0) (3.8) 6.3% (3.6) 12.3% (7.8) (7.4) 6.2% Provision for Loan Losses (4.4) (4.2) 4.8% (4.3) 3.2% (8.6) (8.4) 2.8% Impairment (0.0) (0.0) 43.4% (0.0) 3266.7% (0.1) (0.2) -61.6% Discounts Granted (0.4) (0.3) 26.5% (0.3) 42.7% (0.7) (0.6) 25.2% Recovery of Loans Written Off as Losses 0.8 0 .7 7.4% 0.9 -15.9% 1.5 1 .7 -11.8% Retained Claims (0.3) (0.3) -0.7% (0.3) -11.3% (0.6) (0.6) -2.9% Other Operating Expenses (14.4) (13.8) 4.3% (13.9) 3.6% (28.3) (27.3) 3.5% Non-Interest Expenses (12.7) (12.1) 4.3% (12.3) 3.3% (24.8) (23.9) 3.7% (1.8) (1.7) 4.2% (1.7) 5.4% (3.5) (3.4) 2.3% Tax Expenses and Other ² Income before Tax and Minority Interests 10.7 10.3 4.4% 10.2 5.6% 21.0 20.1 4.2% Income Tax and Social Contribution (3.4) (3.2) 6.9% (3.5) -2.5% (6.6) (7.0) -5.2% Minority Interests in Subsidiaries (0.3) (0.2) 39.6% (0.3) 1.3% (0.5) (0.4) 28.7% Recurring Net Income 7 .0 6 .9 2.3% 6.4 10.2% 1 3.9 12.8 8.7% (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. 16Results In R$ Billions 2Q19 1Q19 Δ 2Q18 Δ 1H19 1H18Δ Operating Revenues 29.5 28.2 4.6% 2 8.0 5.3% 5 7.7 55.4 4.1% Managerial Financial Margin 18.5 17.7 4.4% 17.3 6.7% 3 6.1 34.3 5.3% Financial Margin with Clients 16.9 1 6.4 2.8% 16.0 5.8% 33.3 31.2 6.7% Financial Margin with the Market 1.6 1.2 26.4% 1.3 17.2% 2 .8 3.1 -8.6% Commissions and Fees 9.1 8 .6 5.1% 8.7 3.9% 17.7 17.3 2.5% 2.0 1.9 3.1% 2.0 -1.1% 3 .9 3 .9 -0.1% Revenues from Insurance ¹ Cost of Credit (4.0) (3.8) 6.3% (3.6) 12.3% (7.8) (7.4) 6.2% Provision for Loan Losses (4.4) (4.2) 4.8% (4.3) 3.2% (8.6) (8.4) 2.8% Impairment (0.0) (0.0) 43.4% (0.0) 3266.7% (0.1) (0.2) -61.6% Discounts Granted (0.4) (0.3) 26.5% (0.3) 42.7% (0.7) (0.6) 25.2% Recovery of Loans Written Off as Losses 0.8 0 .7 7.4% 0.9 -15.9% 1.5 1 .7 -11.8% Retained Claims (0.3) (0.3) -0.7% (0.3) -11.3% (0.6) (0.6) -2.9% Other Operating Expenses (14.4) (13.8) 4.3% (13.9) 3.6% (28.3) (27.3) 3.5% Non-Interest Expenses (12.7) (12.1) 4.3% (12.3) 3.3% (24.8) (23.9) 3.7% (1.8) (1.7) 4.2% (1.7) 5.4% (3.5) (3.4) 2.3% Tax Expenses and Other ² Income before Tax and Minority Interests 10.7 10.3 4.4% 10.2 5.6% 21.0 20.1 4.2% Income Tax and Social Contribution (3.4) (3.2) 6.9% (3.5) -2.5% (6.6) (7.0) -5.2% Minority Interests in Subsidiaries (0.3) (0.2) 39.6% (0.3) 1.3% (0.5) (0.4) 28.7% Recurring Net Income 7 .0 6 .9 2.3% 6.4 10.2% 1 3.9 12.8 8.7% (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. 16

Payout Practice Maintain the practice of paying dividends and interest on own capital at 35% of net income (however we excluded the maximum limit previously determined at 45%). Set forth, through the Board of Directors, the total amount to be distributed each year considering: our capitalization level, the minimum Tier 1 Capital of 13.5% (this ratio must be composed of at least 12% of Core Capital), the profitability in the year, expectations of capital The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the minimum set forth in the Bylaws. use and changes in tax legislation. Payout and Shares Buyback Dividend Yield ¹ Dividends and IOC ² 89.2% 22.9 83.0% In R$ billions 2.0% 12.4% 49.3% Reserved in Equity 16.4 Shares Buyback 7.5% 4.3% 87.2% 70.6% Payout Paid and provisioned 6.0 45.0% in 2018 Shares Buyback 0.5 2018 2016 2017 2018 (1) Considers the payout of 89.2% and the average daily closing price in 2018; (2) Dividends and IOC net of taxes. 17Payout Practice Maintain the practice of paying dividends and interest on own capital at 35% of net income (however we excluded the maximum limit previously determined at 45%). Set forth, through the Board of Directors, the total amount to be distributed each year considering: our capitalization level, the minimum Tier 1 Capital of 13.5% (this ratio must be composed of at least 12% of Core Capital), the profitability in the year, expectations of capital The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the minimum set forth in the Bylaws. use and changes in tax legislation. Payout and Shares Buyback Dividend Yield ¹ Dividends and IOC ² 89.2% 22.9 83.0% In R$ billions 2.0% 12.4% 49.3% Reserved in Equity 16.4 Shares Buyback 7.5% 4.3% 87.2% 70.6% Payout Paid and provisioned 6.0 45.0% in 2018 Shares Buyback 0.5 2018 2016 2017 2018 (1) Considers the payout of 89.2% and the average daily closing price in 2018; (2) Dividends and IOC net of taxes. 17

Digital Transformation

Use of Digital Channels [1]

Individuals (in millions)



9.1
10.3
11.9
Jun-17
Jun-18
Jun-19

Companies (in millions)



1.0
1.1
1.2
Jun-17
Jun-18
Jun-19

% of transactions through digital channels

	1H17	1H19
Credit	17%	20%
Investments	37%	46%
Payments	66%	81%

Note: Share of digital channels in the volume (R$) of transactions in the Retail Bank segment

New Individuals accounts (in thousands)

Brick and Mortar Branches

Abreconta App



984
1,007
1,056
42
127
205
2Q17
2Q18
2Q19

% digital operations on the Retail Operating Revenues



28%
72%
32%
68%
1H17
1H19

Digital Branches

Brick and Mortar Branches

Efficiency Ratio of branches in 1H19

25%	67%
Digital	Brick and Mortar

(1) Internet, mobile and SMS on Retail Bank.

18

Conference Call nd 2 quarter 2019 Earnings Review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations 19Conference Call nd 2 quarter 2019 Earnings Review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations 19